UNITED STATES
		SECURITIES AND EXCHANGE COMMISSION
			WASHINGTON, D.C.  20549


			 AMENDED FORM 10 - SB


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
				ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of
				1934

		KARTING INTERNATIONAL INC. f/k/a
WorldWide Indoor Karting Inc. f/k/a FilmWorld International, Inc.
	(Name of Small Business Issuer in its charter)


            Nevada				 88-0413454
--------------------------------    ----------------------
 (State or other jurisdiction of     (I.R.S. Employer
 incorporation or organization)      Identification Number)

	  2251 N. Rampart, Blvd. #323, Las Vegas, Nevada
	-------------------------------------------------
	    (Address of principal executive offices)

				    89128
				   -------
				  (Zip code)

Issuer's telephone number:(702) 868-0868

Securities to be registered under section 12(b) of the Act:

Title of Each Class             Name on each exchange on which
to be so registered             each class is to be registered

______________________________________________________________
______________________________________________________________

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 10,001,000 issued and outstanding as of October 31, 2003.

TABLE OF CONTENTS
										Page
Part I                                                        3
Item 1.  Description of Business                              3
Item 2.  Management's Discussion and Analysis or Plan of
         Operation                                            7
Item 3.  Description of Property                              8
Item 4.  Security Ownership of Management and Others and
         Certain Security Holders                             8
Item 5.  Directors, Executives, Officers and Significant
         Employees                                            9
Item 6.  Executive Compensation                              11
Item 7.  Certain Relationships and Related Transactions      11

Part II                                                      12
Item 1.  Legal Proceedings                                   12
Item 2.  Market for Common Equity and Related Stockholder
         Matters                                             12
Item 3.  Recent Sales of Unregistered Securities             13
Item 4.  Description of Securities                           13
Item 5.  Indemnification of Directors and Officers           14

Part F/S                                                     16
Item 1.  Financial Statements                                16
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure                 16

Part III                                                     17
Item 1.  Index to Exhibits                                   17
Item 2.  Description of Exhibits                             20


                              Part I

Item 1.        Description of Business

A.   Business Development and Summary

     Karting International Inc. f/k/a WorldWide Indoor Karting
Inc., f/k/a Filmworld International, Inc. ("KTGI" or the
"Company"), a Nevada Corporation, was incorporated on June 16,
1924.

     On October 22, 2003, KTGI acquired 100% of the outstanding shares of The Kart Store Inc. On October 22, 2003, KTGI acquired
100% of the ownership interest in FASTRAXX LAS VEGAS INDOOR
KARTING, LLC.


B.   Business of Issuer

(1)  Principal Products and Services and Principal Markets

KTGI's business is the design, construction and management of indoor kart racing entertainment facilities.

KTGI is a developmental stage company and its initial and subsequent revenues are primarily dependent upon the Company's ability to effectively and efficiently market its products and services.

On October 22, 2003, Karting International Inc. acquired 100% ownership of Fastraxx Las Vegas Indoor Karting LLC, which holds a long term lease for approximately 100,000 square feet on the retail mall of the Stratosphere Hotel & Casino on the Las Vegas Strip.

The initial concept for Karting International Inc. was developed in November, 2001, after the principals viewed indoor karting facilities in operation in Hong Kong, Germany, Switzerland and the U.K. Between January, 2002, and February, 2003, the Principals researched by visiting over 100 indoor karting facilities throughout the world, manufacturers of the components required to operate an indoor karting facility and held discussions with people who owned and/or managed indoor karting facilities.

In April, 2002, the Company began seeking a construction management firm capable of managing the build out required for the first facility in Las Vegas, NV. The company selected Harris Associates of Las Vegas, NV, to handle all of its construction management. This decision was based upon Harris Associates' record of performance and within-budget track record. From May, 2002, until November, 2002, Harris Associates worked hand in hand with Karting International's Principals, Paul Gastwirth and Geoffrey Levy, to find a suitable location for the first facility. In November 2002, Harris Associates introduced Karting International to the Stratosphere Hotel & Casino as a possible venue. After four months of negotiations, a lease was generated between Fastraxx Las Vegas Indoor Karting LLC and the Stratosphere Hotel & Casino's "Stratosphere Leasing". The lease covers a twenty-year period with the first period being 5 years in length and three subsequent 5 year options. A copy of the lease and its extensions are attached as an Exhibit.

During the Spring of 2003, a complete marketing plan outline was developed by the Principals, Paul Gastwirth and Geoffrey Levy, and outside marketing sources. A copy of the marketing plan is attached as an Exhibit.

In July 2003, the Company contracted with an indoor karting entertainment facility design company experience in the field, KCC Design of Belgium, to produce the design concept drawings necessary to begin the permitting process with local governmental departments. The drawings were completed in October, 2003.

The design of this first Karting International facility, "Fastraxx at the Strat" has been completed and the permitting phase has begun. Construction build out can begin after the Company raises enough money to pay for the build out and to support operations in the months prior to opening and subsequent revenue production. The Company will attempt to raise
$10,000,000.00 via Private Placement immediately. The build out is estimated to cost approximately $7,000,000.00. Working capital required is approximately $1,750,000.00 and will be used for normal operating expenses and for paying salaries of employees beginning in the month prior to opening. Until 1 month prior to opening, officers of the company will not be paid. However, one or two non-officers may be salaried prior to that time.
After completion of raising the funds required, build out will begin and be completed within a 3-6 month time period. The target opening date is September, 2004. The time frame for the build out is dependent on the Company's ability to raise sufficient capital by selling shares in the company via a private placement in a reasonably short period of time (2-3 months). In addition, the permitting procedure with the City of Las Vegas' Building Department could delay start of build-out if the usual 4-6 weeks of permitting procedures takes a much longer period of time. Other considerations that could delay build-out and opening dates could include labor strikes, shipping delays of required components and other events that are beyond the control of the Company.

On October 22, 2003, Karting International Inc. also acquired 100% ownership of The Kart Store Inc., a Nevada company which was owned 100% by Victor Hollman, the owner of Bowman Leisure Karts Ltd. (U.K.) and is negotiating the rights for the exclusive North American rights to sell, assemble and manufacture Bowman Karts
(UK) products. The Kart Store Inc. and Bowman Leisure Karts Ltd. ((UK) have agreed in principal to the arrangement. A formal agreement is due to be completed within 7 days after build-out of "Fastraxx at the Strat" commences. Bowman's products are shown on their website http://www.bowman-karts.com. A copy of the Letter of Intent signed by both parties is attached as an Exhibit. There is no guarantee that this agreement will ever be finalized.

In late October 2003, Karting International Inc. initiated negotiations for the acquisition of Super Sport International Ltd. (U.K.), a manufacturer of electronic timing systems, for worldwide sales and distribution exclusivity. On February 16, 2004, Karting International acquired SuperSport Timing Systems LLC from David and Davina Hutchinson, 100% owners (50% each) of SuperSport International Ltd. (U.K.). SuperSport Timing Systems LLC owns the exclusive rights for sales and distribution of SuperSport International Ltd. (U.K.)'s electronic timing and managements systems in the Americas (from the southern tip of South America to the most northern locale in Canada including the islands in the Western Hemisphere. David Hutchinson was appointed manager of of SuperSport Timing Systems LLC, a wholly owned subsidiary of Karting International Inc. and was appointed a Vice-President of Karting International Inc. on February 18, 2004. A copy of the acquisition agreement is attached as an exhibit.

Realization of KTGI's sales revenue during the fiscal year ending December 31, 2004, is vital to its plan of operations.
Management believes that, based upon the company's personnel and its marketing plan, that the Company will be able to compete successfully and that the competitive pressures the Company may face will not have a material adverse effect on the Company's business results of operations and financial condition. There is no assurance that the Company's target date of September, 2004, for opening the "Fastraxx at the Strat" facility will be met. Until the facility opens, the facility will not generate revenue. However, revenue generation for the company's SuperSport subsidiary is expected to begin by April 1, 2004.

The Company's Fastraxx facility will compete for the entertainment dollar in the Las Vegas, Nevada market. This market competes for the dollars spent by tourist to the Las Vegas, Nevada area. The market in which the Company will compete is the entertainment industry associated with hotel and casino business in Las Vegas. Competition includes established amusement rides in other hotel/casinos, hotel/casino theater shows and well as nightclubs in the area. The Company's facility faces well established and extremely well funded competition.
The Company's principal methods of competition will be its advertising efforts taken in cooperation with the Stratosphere hotel and casino for the sharing of advertising expenses associated with the project. Advertising and selling expenses combined budgeted for the first year amount to approximately $750,000.00.

(2) As of October 31, 2003, the Company has not yet generated any revenues. The Company expects to generate revenues during the 3rd quarter of 2004 if the opening target date is met. As of October 31, 2003, the Company's accumulated deficit totaled $881,231.

(3) No engineering, management or similar report has been prepared or provided for external use by the Company in connection with the offer of its securities to the public.

(4) Management believes that the Company's future growth and success will be largely dependent upon its ability to develop the marketplace which includes (a) Las Vegas residents who will participate in "arrive and drive" and "team racing" events, (b) Las Vegas company clients who will hold team-building and company function events, (c) convention delegates and exhibitors visiting Las Vegas who will hold functions at the facility or contract for complete "buy outs" of the facility and (d) normal visitors to Las Vegas who will participate in the "arrive and drive" or "event" functions of the facility. The marketing plan outline is attached as an exhibit. The Company believes that the long-term success of its operations will result because of the substantial research and development already conducted, the Company's marketing expertise, and the people comprising the management team.

The Company incurred research and development costs through October 31, 2003 amounting to $880,741.00. The Company's wholly owned subsidiary, Fastraxx Las Vegas Indoor Karting LLC., has a contract with IGFS Ltd., a Nevada company, which requires all research and development since November, 2001, to be conducted by IGFS Ltd. in return for a flat fee of $30,000.00 per month plus 4.9% of the issued and outstanding shares of Karting International Inc. IGFS Ltd. has been billing Fastraxx Las Vegas Indoor Karting LLC each month and continues to do so. The contract will end at the time that build out commences. Based on this, the Company's cost for research and development in 2001 was $60,000.00, in 2002 was $360,000.00 and in 2003, thru October 31,
2003, was $300,000.00. Additional expenses in this category were incurred in 2003 to the extent of $160,741.00. A copy of the consulting agreement is attached as an Exhibit.

(5) Management does anticipate changes in the number of employees over the next approximately three (3) months. Currently there are three employees. Two to four additional employees will be added in March/April 2004. After raising the required capital, which is based upon an exit strategy for the investors (i.e., the Company's shares trading on a stock exchange), and completing the build out within 3-6 months after capital is raised, it is anticipated that number of full-time and part-time employees will rise to approximately 100 people.

B.   Segment Data

     As of October 31, 2003, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

	The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements and the Notes to Consolidated Financial Statements contained in this registration statement.

PLAN OF OPERATION

OVERVIEW

	Karting International Inc.'s business is the design, build out and management of indoor kart racing entertainment facilities. The Company's initial project is creation of the "Fastraxx at the Strat" facility in Las Vegas, Nevada. The Company, through its wholly owned subsidiary, Fastraxx Las Vegas Indoor Karting LLC. has a lease for this facility and has obtained initial design plans for the facility. The Company's plans for the next 12 months involve raising capital for construction of the facility, beginning and completing such construction and beginning actual operations of the facility. In addition, through its acquisition of the The Kart Store Inc., the Company intends to exclusively sell and distribute to the North American marketplace products of Bowman Leisure Karts Ltd., a UK company. Bowman Leisure Karts manufactures the racing karts which will be used at the Company's facilities. Should the acquisition of Super Sport International Ltd. be successfully completed, the company will be moved from England to Las Vegas (including the current management). Worldwide sales will continue from the Las Vegas location.

	The Company's auditors have issued a going concern opinion based upon their due diligence and auditing procedures. They are well acquainted with the current status and the intended plan of action. It is anticipated that the current auditors will continue to be retained in the future. They stated "The financial statements of Fastraxx Las Vegas Indoor Karting, LLC, The Kart Store, Inc., and Karting International, Inc. are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Since the Companies have not commenced its planned principal operations, the Companies intend to raise sufficient capital needed to continue operating until their planned principal operations commence. Without realization of additional capital, it would be unlikely for the Companies to continue as a going concern".

	All of the expenses thus far incurred by the Company has been in the research and development areas. No expenses have been incurred in pursuit of sales or other revenues to date.

CASH REQUIREMENTS

	The Company plans to offer up to 5,000,000 shares of its common stock for sale to the public via private placement memoranda to raise $10,000,000.00. This amount is required to allow the build out of the "Fastraxx at the Strat" entertainment facility, begin operations of The Kart Store Inc. and SuperSport Timing Systems LLC, working capital and reserves. Once open, it is anticipated that "Fastraxx at the Strat" will produce enough revenue to be self-sustaining. It is anticipated that The Kart Store Inc. and SuperSport Timing Systems LLC will both become self-sustaining upon completion of their first quarter's sales. Karting International has budgeted $250,000 each to The Kart Store and SuperSport to launch their operations.

	There is no guarantee that the Company will be successful in its attempt to raise the $10,000,000.00 which is required to build out "Fastraxx at the Strat", initially operate The Kart Store and Super Sport International and to have adequate operating capital.

	The "Fastraxx at the Strat" facility is designed to break even with less than 200 people per day paying to drive the racing karts. In perspective, according to the Stratosphere Hotel and Casino, there are currently and average of over 6800 people per day who walk by the "Fastraxx at the Strat" facility on the retail mall and over 4100 of them pay to ride the Stratosphere's elevator to the top of the Stratosphere's tower. By capturing less than 5% of that traffic, "Fastraxx at the Strat" will break even. However, there is no guarantee that a break even point will ever be established. If the Fastraxx facility does not produce enough revenue to be self sustaining then the Company will be forced to fund its activities through its Kart Store operations. Such operations may or may not be conducted at the facility at the Stratosphere if the Fastraxx depending on the level of revenue from the operations of both the Fastraxx facility and the Kart Store operations. Such future revenues do not lend themselves to any level of certainty and management's plan in the future will vary depending on the actual level of revenue generated.

	Fastraxx Las Vegas Indoor Karting LLC has procured liability insurance quotations from respected insurance companies. The insurance is available to "Fastraxx at the Strat" and will be procured at the proper time. Within the lease with the Stratosphere there are specific insurance needs required of Fastraxx. The cost of the insurance to meet these needs is approximately $400,000.00 annually.

	"Fastraxx at the Strat" has an agreement with the Stratosphere for sharing the advertising expenses associated with the project. Advertising and selling expenses combined budgeted for the first year amount to approximately $750,000.00. This will be spent during the period beginning approximately 1 month before opening through the following 12 months (anticipated to be from June 1, 2004 through May 31, 2005).

	The Kart Store will market its products through a combination of sales methods including on-site marketing, internet sales and at trade shows. Upon the commencement of build-out for "Fastraxx at the Strat", the final agreement between The Kart Store and Bowman Karts will be effected. At that time, a web design company will be contracted with for the development of The Kart Store's website. There is a strong market for replacement parts in addition to the karts themselves. Also, included in Bowman's product line are ancillary items such as helmets, race suits, gloves, facility-related items such as barriers, transponders and radios.

	The risk of doing business for the Kart Store is small since there is already a marketplace in North America developed by Bowman. Bowman management has determined that, with 2500+ indoor karting facilities throughout the world with fewer than 100 in the USA, the North American market is an emerging market and where the future of their business is going to be. A presence, they feel, in the USA is necessary in order to capture that business. Bowman's figures regarding the number of facilities can be verified by performing country-by-country searches on an internet search engine such as Google. In addition, Bowman continually receives quotation requests for its products from throughout the World. Bowman has been involved in the karting and indoor karting industries for over 20 years. Bowman's estimates in this regard are the product of its business experience and there can be no assurance that such estimates will be reflected in the actual results of the Company's business.

	Initial expenses for The Kart Store will include, at first, importing goods from the U.K. against orders placed by customers. As the business grows, importing the components required to assemble karts will be required. Eventually, a manufacturing facility may be needed in the USA.

	A breakeven point for The Kart Store will be based upon the profit margins within the sales price of the items being sold. It is anticipated that from the first order the business will be profitable. For example, on an initial order for 20 karts and associated maintenance parts and supplies from a new karting facility in the USA, the selling price may be $4000.00 per kart or $80,000.00 total plus shipping costs. Delivery of the order may cost $60,000.00 plus shipping costs. This would result in a profit to The Kart Store of $20,000.00 for that order. The downside is non-existent since The Kart Store has no risk involved in the manufacture or delivery of the order. It is, in
fact, a drop shipment type of order.   The cost of money to bridge the
gap between the time the order is received until the order is delivered and paid for will be incorporated into the sales prices. A profit margin of approximately 25% will be targeted on The Kart Store's sales. The Kart Store's target for sales during its first quarter of operations is $500,000 to $750,000 producing an anticipated profit of $125,000 to $187,500. The first complete year of operation is expected to yield sales of $3,500,000.00 to $5,000,000.00 resulting in an anticipated profit of $875,000 to $1,250,000. All such figures are based on estimates and are not guarantees. Actual results may vary.

	There is no guarantee that The Kart Store will be successful in its marketing and sales endeavors and, as a result, may never be self-sustaining.

	Karting International Inc. will pursue acquisitions and joint ventures with existing successful indoor karting facilities throughout the world with an emphasis on North American facilities. It is management's plan to expand enough so that no single facility will be responsible for the success or failure of the Company.

PRODUCT RESEARCH AND DEVELOPMENT

	The research required for the first Karting International Inc. facility has already been done. The research consisted of visiting multitudes of indoor kart racing entertainment facilities throughout the world. Discussions were held with product manufacturers, facility owners, facility managers, mechanics, marketing and sales consultants, party and convention planners, restaurant and bar operators, and the Stratosphere's management team. Design, construction and operational consultants have been involved from the onset of the idea to create the Company.

The development consists of building out the facility, marketing the facility as a viable venue and operating the facility.

	Research leading to the acquisition of The Kart Store Inc. has been done. Visits to existing indoor karting facilities and discussions with owners/managers of those facilities produced the results that indicate a large, growing market for replacement karts and parts in the USA. Additionally, discussions with potential indoor karting facility owners indicates that there will be huge growth in the number of facilities in North America. The Kart Store will attempt to position itself to be the provider of the products required to fulfill the needs.
	The development phase will consist of marketing and selling the products and services needed by existing and future facilities.

	Future research and development will be devoted to expansion.

EXPECTED PURCHASES OF PLANT AND EQUIPMENT

	The Company plans to spend approximately $7,000,000.00 on the development of "Fastraxx at the Strat" facility. This will include the purchase of all equipment necessary to operate the indoor kart racing track.

	Additionally, approximately $300,000.00 will be spent on the development of The Kart Store.

EXPECTED CHANGES IN THE NUMBER OF EMPLOYEES

	The number of employees will increase substantially in the month prior to opening of the Facility at the Stratosphere. "Fastraxx at the Strat" will require approximately 100 full and part-time employees when it opens for business. After completion of fund raising (to begin immediately after the Company's shares have started to trade on a stock exchange) and the 3-6 month build-out time period has elapsed, Fastraxx at the Strat" intends to be "open for business" each day for approximately 14-16 hours during the first six months of operations. Eventually, it could expand its open hours to 20-24 hours per day.
Staff requirements will be based upon the traffic, number of open hours and special event needs.

	The Kart Store Inc. will have 3-4 employees within the next six months including sales people. At the time that it becomes feasible to assemble karts in Las Vegas, the number of employees will rise to 10 people.

	There is no guarantee that the Company will employ any of the employees discussed above.


ITEMS AFFECTING COMPARABILITY

	Karting International Inc. has not yet had any revenues. There is no comparability at this time.


Item 3. Description of Property

A.   Description of Property

     The Company's corporate headquarters are located at 7251 W. Lake Mead Blvd., Suite 300, Las Vegas, Nevada 89128. There are no additional facilities of the corporation. The property currently is gifted by the Company's president. The Company's president currently has leased offices at this location and has allowed the use of the offices by Karting International without any cost to the Company. The Company receives its mail, has its telephone services and holds meetings at the facility. Once the build out at the Stratosphere begins, the Company's headquarters will be moved to that location and the space allocated will be within the leased quarters. The design of the facility at the Stratosphere incorporates office space for Karting International, The Kart Store, SuperSport and "Fastraxx at the Strat". The office space will accommodate all of the needs of all of the companies with room for expansion should more companies be acquired.

B.   Investment Policies

     Management of the Company does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. The Company does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.	Security Ownership of Management and Certain Security
Holders

A.	Security Ownership of Management and Certain
Beneficial Owners

           The following table sets forth information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of the Company concerning stock ownership by (i) each Director, (ii) each Executive Officer, (iii) the Directors and Officers of the Company as a group and (iv) each person known by the Company to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.

5% SHAREHOLDERS
                                                 Amount
Title  Name and Address                         of shares Percent
Of     of Beneficial                            held by      of
Class  Owner of Shares         Position           Owner     Class
------ -----------------      --------------   --------    ------
Common Fastraxx Holding Corp.		    7,500,000 	74.9%
	 2251 N. Rampart Blvd.
	 Suite 323
	 Las Vegas, Nevada 89128


SECURITY OWNERSHIP OF MANAGEMENT
                                               Amount
Title  Name and Address                       of shares   Percent
Of     of Beneficial                          held by        of
Class  Owner of Shares       Position          Owner       Class
------ -----------------     ---------------  ---------   -------
Common Paul Gastwirth        President and      3,750,000   37.5%
       2251 N. Rampart,      Chairman of the
       Suite 323             Board
       Las Vegas, NV 89128

Common Geoffrey Levy         Secretary and      3,950,000   39.5%
       2251 N. Rampart,      Director
       Suite 323
       Las Vegas, NV 89128

Common Joseph Spada          Treasurer and         50,000    0.5%
       2251 N. Rampart,      Director
       Suite 323
       Las Vegas, NV 89128

Common Peter Rankin          Director              50,000    0.5%
       2251 N. Rampart,
       Suite 323
       Las Vegas, NV 89128

       Officers and Directors                 	7,600,000   78.0%
       as a group


B.          Persons Sharing Ownership of Control of Shares

     No person other than Paul Gastwirth and Geoffrey Levy owns or shares the power to vote ten percent (10%) or more of the Company's securities. Mr. Gastwirth and Mr. Levy own 100% of
Fastraxx Holding Corp., a private Nevada corporation.

C.        Non-voting Securities and Principal Holders Thereof

     The Company has not issued any non-voting securities.

D.   	    Options, Warrants and Rights

     There are no options, warrants or rights to purchase securities of the Company.

E.   	    Parents of the Issuer

     Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, the Company has no parents.

Item 5.  Directors, Executive Officers and Significant Employees

A.	Directors, Executive Officers and Significant Employees

     The names, ages and positions of the Company's Directors and Executive Officers are as follows:

OFFICER AND DIRECTOR LIST

Paul Gastwirth      62 years old
President and Chairman of the Board
Board Member since October 22, 2003
Term: 2 years

Geoffrey Levy       48 years old
Secretary and Director
Board Member since October 22, 2003
Term: 2 years

Joseph Spada        60 years old
Treasurer and Director
Board Member since October 22, 2003
Term: 2 years

Peter Rankin	  39  years old
Vice-President and Director
Board Member since October 22, 2003
Term: 2 years

B.	Work Experience

Paul Gastwirth, President, CEO and Chairman. Mr. Gastwirth has been involved in the financial sectors since 1961 providing financial solutions and advise to international clients.

Mr. Gastwirth was the CEO of Kommar International Corp. (Hong
Kong) where he led the company from its inception to a $100,000,000 per year revenue commodity marketing company while employing only 35 people (1970-1985). From 1985 through 1999 he was an asset management consultant to clients throughout the world. Most recently, from 1996 through 2003, Mr. Gastwirth has been the President and CEO of Independent Global Financial Services Ltd., a company specializing in asset rentals and enhanced credit facilities for individuals and companies worldwide.

Peter J. Rankin, Vice President, Director of Operations, Director. Mr. Rankin resigned in October, 2003, as the General Manager of
The Raceway, London, a large and successful indoor karting facility in the UK.

From January 1997, his responsibilities at the Raceway included hiring of staff, event design and implementation, client liaison for corporate events, design & implementation of track timing systems, design of annually changed track layout, health & safety co-ordination, training of all staff (re-fueling, marshalling, race controlling and hosting events), management of staff shifts and salaries, liaison between booking office and all other track staff, All "IT" for the company, liaison with workshops regarding all matters to do with karts, implementing (with Head Engineer) a maintenance program for karts.

Mr. Rankin regularly hosted and managed events at The Raceway for leading institutions such as Goldman Sachs, Lehman Brothers, Reuters, KPMG and Morgan Stanley as well as for many charitable groups in the UK. His practical duties included co-ordination of the three different departments (Sales, Event Management, Engineering), Human Resource Management and all IT matters, including Website updates, database management and marketing through the Internet as well as all day-to-day activities of the track, conference room and bar.

Prior to joining The Raceway, Peter managed and created sales for Phoenix Karting in the UK from 1993 to 1997. Throughout his career he has been involved in creating timing systems, IT and professional kart racing.

Geoffrey Levy, Secretary, Director. Mr. Levy has spent his business life marketing precious metals and gems internationally to commercial accounts which he personally developed.

Mr. Levy traveled to Southern Africa, Israel, Europe and the Far East while engaged in the wholesale diamond business for over 15 years from 1978 to 1993. From 1993 to February, 2003, he was a worldwide dealer in the Australian pearl business, purchasing yearly crops from Australian pearl farmers and selling them to upscale wholesalers and retailers throughout the world.

Joseph Spada, Treasurer, Director of Finance & Administration, Director. Mr. Spada is a finance and operations professional with an MBA and over 20 years diverse experience. As of August 2003, Mr. Spada has been on the faculty of the University of Phoenix. He was the Finance/Operations Manager for Sprint PCS from October, 1997 to November 2002. From 1992 to 2002 he was the Vice President of Finance for Balkancar NA. He was the executive Vice President for the Spada Organization, Ltd from 1989 to 1992 and was with Senior Vice President of Finance and Administration for National Theme Productions from 1986 to 1989. He also served as Vice President of Administration and Finance for the Trihawk, Inc., a Harley-Davidson subsidiary from 1985 to 1986.

Mr. Spada possesses money management skills and expertise in general management including computerization, material control, personnel, and production and customer relations.


C.	Family Relationships

      None

D.	Involvement on Certain Material Legal Proceedings During
the Last Five Years

(1) No Director, Officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No Director, Officer or significant employee has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(3) No Director, Officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.        Executive Compensation

Remuneration of Directors and Executive Officers

      The Company currently has employment agreements with its Executive Officers. All Executive Officers of the Company prior to October 11 2003 have not drawn a formal salary from the Company. Over the next twelve (12) months, however, each Executive Officer is expected to draw the following annual compensation. The Company does not currently have an employee stock option plan.

FUTURE COMPENSATION OF DIRECTORS

                 2004 COMPENSATION OF OFFICERS AND DIRECTORS

(1)  Name of Individual     Capacities in Which        Annual
     or Identity of Group   Remuneration was Recorded  Compensation

     Paul Gastwirth         President, Chairman	 $99,000.00

     Geoffrey Levy          Secretary & Director	 $99,000.00

     Joseph Spada           Treasurer & Director	 $75,000.00

     Peter Rankin	    Director of Operations	 $75,000.00


(2)  Compensation of Officers and Directors

     There were no arrangements pursuant to which any Officer or Director of the Company was compensated for the period from April
16, 2003 to October 31, 2003 for any service provided as an Officer or Director.


Item 7.        Certain Relationships and Related Transactions

      On October 22, 2003, the Board of Directors of Filmworld International Inc. approved an Agreement of Exchange of Common Stock/Member Ownership with Fastraxx Las Vegas Indoor Karting LLC, a Nevada limited liability company. The Member Manager of Fastraxx Las Vegas Indoor Karting LLC approved the Agreement of Exchange of Member Ownership/Common Stock on the same day. The acquisition was consummated on October 31, 2003. As a result of this Agreement, Filmworld International Inc. has acquired 100% of the issued and outstanding ownership of Fastraxx Las Vegas Indoor Karting LLC, in exchange for 8,500,000 shares of common stock of Filmworld
International Inc.   The ownership of Fastraxx Las Vegas Indoor Karting
LLC were held by Fastraxx Holding Corporation wholly owned by Geoffrey Levy and Paul Gastwirth, equally. Mr. Levy and Mr. Gastwirth are Officers and Directors of the Company. The property acquired by Filmworld International Inc. consists of cash, a long-term lease with the Stratosphere Hotel & Casino, design drawings and build out plans.

	Also, on October 22, 2003, the Board of Directors of Filmworld International Inc. approved an Agreement of Exchange of Common Stock with The Kart Store Inc., a Nevada corporation a Nevada limited liability company. The Board of Directors of The Kart Store Inc. approved the Agreement of Exchange of Common Stock on the same day. The acquisition was consummated on October 31, 2003. As a result of this Agreement, Filmworld International Inc. has acquired 100% of the issued and outstanding shares of The Kart Store Inc. in exchange for 500,000 shares of common stock of Filmworld International Inc. The shares of The Kart Store Inc. were wholly owned by Victor Hollman.

	Prior to the consummation of these Agreements, there were no material relationships between Geoffey Levy, Paul Gastwirth or Victor Hollman and Filmworld International Inc., its affiliates, Officers, Directors, or associates of its Officers or Directors. Fastraxx Holding
Corporation currently controls approximately 74.9% of the outstanding common stock of Filmworld International Inc., which changed its name to Karting International Inc. on October 22, 2003. Fastraxx Holding
Corporation is wholly owned equally by Paul Gastwirth and Geoffrey
Levy.

	Fastraxx Las Vegas Indoor Karting LLC has a consulting agreement with Independent Global Financial Services Ltd. See Part I, Item 1,
B(4) above. The President and majority owner of Independent Global Financial Services Ltd. is Paul Gastwirth who is also the President and Chairman of the Board of Karting International Inc. and was the Member Manager of Fastraxx Las Vegas Indoor Karting LLC prior to its acquisition. Independent Global Financial Service Ltd. also has the right to claim 4.9% of the issued and outstanding common stock of Karting International Inc. as a clause in the consulting contract.

	Accrued salaries are payable to the former officers of Fastraxx Las Vegas Indoor Karting LLC. These officers, Paul Gastwirth, Geoffrey Levy and Joseph Spada are also officers and directors of Karting
International Inc.

	Karting International, Inc. has accrued salaries payable for the three officers of the Company. As of October 31, 2003 the Company has accrued $147,875. The salaries are to be paid once the Company has the funds available.

	Karting International, Inc. has entered into an agreement with Independent Global Financial Services, Ltd. for consulting fees relating to all necessary services required to establish the indoor karting facility. Paul Gastwirth, the President of Karting International, owns 3,750,000 shares or 37% of the Company's outstanding common shares. Paul Gastwirth is also the President and 50% owner of Independent Global Financial Services, Ltd. The agreement requires payments of $30,000 per month starting November 27, 2001. The Company currently owes $474,600 relating to this agreement.The concept of the Company has been in existence since November 27, 2001. Independent Global Financial Service, Ltd. has been involved in implementing the project and organizing the LLC since November 2001 and all fees from November 27, 2001 to July 22, 2002 (date of organization) relate to the above-mentioned services.

	Karting International, Inc. has a related party payable to Independent Global Financial Service, Ltd., a company under common control in the amount of $490. The payable relates to filing fees paid to the Secretary of State on behalf of The Kart Store, Inc. before the acquisition dated October 22, 2003.

	The Kart Store Inc. owes $490.00 to Independent Global Financial Services Ltd. for its incorporation expenses. The President and majority owner of Independent Global Financial Services Ltd. is Paul Gastwirth ho is also the President and Chairman of the Board of Karting International Inc.



                              Part II

Item 1.        Legal Proceedings

     The Company is not currently involved in any legal proceedings, nor does it have knowledge of any threatened litigation.

Item  2.       Market for Common Equity and Related Stockholder
   		   Matters

A.   Market Information

(1)   The common stock of the Company is currently not trading.

(2)(i)	There is currently no Common Stock that is subject to
outstanding options or warrants to purchase or securities convertible into, the Company's common stock.

   (ii)	As of October 31, 2002 there were 10,001,000 shares
of the Company's stock issued and outstanding, of which 1,001,000 shares could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

   B.   Holders

     As of October 31 2003, the Company had approximately 100 stockholders of record.

C.   Dividend Policy

     The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

D.   Reports to Shareholders

      The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.   Transfer Agent and Registrar

     The Transfer Agent for the shares of common voting stock of the Company is Nevada Agency and Trust Company, Reno, NV.

Item 3.        Recent Sale of Unregistered Securities

     On October 22, 2003, the Company issued 500,000 shares of its common stock to Victor Hollman in connection with the acquisition of the Kart Store, Inc. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

	On October 22, 2003, the Company issued 8,500,000 shares of its common stock in connection with the Company's acquisition of Fastraxx Las Vegas Indoor Carting, LLC. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares. Shares were issued as follow:

A. Fastraxx Holding Corporation                  7,500,000 shares
B. Lori Levy, ITF Natalie Levy, a minor            100,000 shares
C. Lori Levy, ITF Hannah Levy, a minor             100,000 shares
D. Jueli Gastwirth Garfinkle                       100,000 shares
E. Aric Gastwirth                                  100,000 shares
F. Joseph Spada                                     50,000 shares
G. Peter Rankin                                     50,000 shares
H. Martin Hotz                                     200,000 shares
I. Clive Becker                                    100,000 shares
J. Mark Segal                                       50,000 shares
K. The Ronald J. Harris Revocable Trust             50,000 shares
L. Albo Antennucci                                 100,000 shares


Item 4.        Description of Securities

A.   Common Stock

(1)  Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available, therefore at such times and in such amounts as the Board of Directors of the Company may from time to time determine.

ii. Voting Rights - each holder of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of Directors. All voting is non-cumulative, which means that the holder of fifty percent (50%) of the shares voting for the election of the Directors can elect all the Directors. The Board of Directors may issue shares for consideration of previously authorized but un-issued common stock without future stockholder action.

iii. Liquidation Rights - upon liquidation, the holders of the common stock are entitled to receive pro rata all of the assets of the Company available for distribution to such holders.

iv. Preemptive Rights - holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - no shares of common stock are currently subject to outstanding options, warrants or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii.	     Sinking Fund Provisions - no sinking fund provisions
exist.

viii. Further Liability For Calls - no shares of common stock are subject to further call or assessment by the issuer.
The Company has not issued stock options as of the date of this Registration Statement.

(2)  Potential Liabilities of Common Stockholders to State and
Local Authorities

     No material or potential liabilities are anticipated to be imposed on stockholders under State statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than five percent (5%) of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations is established.

B.   Debt Securities

     The Company is not registering any debt securities, nor are any outstanding.

C.   Other Securities To Be Registered

     The Company is not registering any security other than its common stock.

Item 5.        Indemnification of Directors and Officers

     The Bylaws of the Company provide for indemnification of its Directors, Officers and employees as follows: Every Director, Officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a Director, Officer, employee or agent at the time such expenses are incurred, except in such cases wherein the Director, Officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

     The Bylaws of the Company further states that the Company shall provide to any person who is or was a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

     The Articles of Incorporation of the Company states that a Director or Officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a Director or Officer, but this Article shall not eliminate or limit the liability of a Director or Officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a Director or Officer of the corporation for acts or omissions prior to such repeal or modification.

      The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a Director of the corporation, or who is serving at the request of the corporation as a Director or Officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. The expenses of Officers and Directors incurred in defending a civil suit or proceeding, must be paid by the corporation as incurred and in advance of the final disposition of the action, suit or proceeding, under receipt of an undertaking by or on behalf of the Director or Officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such Directors, Officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

      Insofar as indemnification for liabilities arising under
the Securities   Act may be permitted to Directors, Officers and
controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, Officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Part F/S

Item 1. Financial Statements

The following documents are filed as part of this report:




             KARTING INTERNATIONAL, INC.

		(A Development Stage Company)

     CONSOLIDATED AUDITED FINANCIAL STATEMENTS

                  OCTOBER 31, 2003





			   CONTENTS


INDEPENDENT AUDITORS' REPORT


CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets 						1

Consolidated Statements of Income and Accumulated Deficit 	2

Consolidated Statement of Stockholders' Equity			3

Consolidated Statements of Cash Flows				4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS		    5-8





		INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Karting International, Inc.

We have audited the accompanying consolidated balance sheets of Karting International, Inc. (a Nevada Corporation) (A Development Stage Company) as of October 31, 2003 and the related consolidated statements of operations and accumulated deficit, changes in stockholders' equity and cash flows from the three respective inception dates to October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Karting International, Inc. as of October 31, 2003, and the result of its operations and its cash flows from the three respective inception dates to October 31, 2003 in accordance with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in Note 5, certain conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the Company be unable to continue as a going concern.



						Chavez & Koch, CPA's

November 10, 2003
Henderson, Nevada



			KARTING INTERNATIONAL, INC.
		    (A Developmental Stage Company)
		      CONSOLIDATED BALANCE SHEETS
    AS OF OCTOBER 31, 2003, DECEMBER 31, 2002, 2001 AND 2000


				10/31/2003		2002		2001		2000

	ASSETS

CURRENT ASSETS
  Cash		 	$15,137 		 $-   	 $-   	 $-
	Total current
	   assets	       15,137 	        -           -           -

FIXED ASSETS
  Construction
    in progress         190,160 	        -           -           -

	 Total assets    $205,297 		 $-          $-   	 $-


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable     $632,872 		 $-          $-   	 $-
   Credit card payable	  7,091 	        -           -           -
   Salaries payable     147,875 	        -           -           -
   Accrued expenses	 18,200 	        -           -           -
	Total current
      liabilities       806,038 	        -           -           -

	Total liabilities 806,038 	        -           -           -


STOCKHOLDERS' EQUITY
   Common stock, $.001 par
     value, 100,000,000
     authorized 10,001,000,
     1,001,000, 1,001,000,
     and 31,001,000 issued
     and outstanding	 10,001
   Additional paid in
     capital		269,999 		 -            -           -
   Deficit accumulated
     during the development
     stage		     (880,741)           -            -           -
	Total members'
        equity	     (600,741)		 -            -           -

	Total liabilities
        and stockholders'
        equity	    $ 205,297 		 $-          $-          $-

The accompanying independent auditors' report and notes to financial statements should be read in conjunction with these consolidated balance sheets.



			KARTING INTERNATIONAL, INC.
		    (A Developmental Stage Company)
     CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUM. DEF.
            FOR THE TEN MONTHS ENDED OCTOBER 31, 2003
       AND THE YEARS ENDED DECEMBER 31, 2002, 2001 and 2000


			10/31/03		2002		2001		2000

REVENUES		$-                $-          $-          $-


EXPENSES
   General and administrative
	Professional
        fees	  35,629 		 -           -   	 -
	Other	 222,637 		 -           -           -
   General and administrative, related parties
	Consulting
	  fees	 474,600 		 -   	 -   	 -
	Filing fee       490 		 -   	 -   	 -
	Salaries	 147,875 		 -  		 -  		 -
	Total
	  expenses	 881,231 		 -   	 -   	 -

OPERATING LOSS	(881,231)		 -   	 -   	 -

NET LOSS	      (881,231)		 -   	 -   	 -

ACCUMULATED DEFICIT,
   beginning of period	 -   	 -   	 -   	 -


ACCUMULATED DEFICIT,
   end of period $(881,231)		 $-   	 $-   	 $-

Weighted average number
   of common shares
   oustanding    9,593,712  		 11,402,275  16,595,798  13,049,626

NET LOSS PER SHARE
   (basic and
    diluted)        $(0.09)		 $-   	 $-   	 $-

The accompanying independent auditors' report and notes to financial statements should be read in conjunction with these consolidated balance sheets.



			KARTING INTERNATIONAL, INC.
		    (A Developmental Stage Company)
  CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
   FOR THE THREE YEARS AND TEN MONTHS ENDED OCTOBER 31, 2003


				     Additional	Accumulated	Total
			  Common	Paid-in   Deficit During   Stockholders'
		Shares   Stock	Capital	Dev. Stage		Equity
Balance
December 31,
1999	   3,000,000  $-       $-          $-   	           $-

Reverse split
July 21,
2000	 (2,000,000)   -        -           -                 -

Stock issuance
July 21,
2000	 15,001,000    -        -           -                 -

Stock issuance
August 22,
2000	 15,000,000    -        -           -                 -

Balance
December 31,
2000	 31,001,000    -        -           -                 -

Retirement of
shares August 22,
2001	(30,000,000)   -        -           -                 -

Balance
December 31,
2001	 1,001,000     -        -           -                 -

Balance
December 31,
2002	 1,001,000     -        -           -                 -

Issued for acquisition of The Kart Store, Inc.
October 22,
2003	   500,000     -        -           -                 -

Issued for acquisition of Fastraxx
October 22,
2003	 8,500,000  10,001  269,999 	 (880,741)		 (600,741)

Balance
October 31,
2003	10,001,000 $10,001 $269,999   $(880,741)	      $(600,741)

The accompanying independent auditors' report and notes to financial statements should be read in conjunction with these consolidated balance sheets.



			KARTING INTERNATIONAL, INC.
		    (A Developmental Stage Company)
             CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE TEN MONTHS ENDED OCTOBER 31, 2003
     AND THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

				10/31/03		2002		2001		2000
CASH FLOWS FROM
OPERATING ACTIVITIES
   Net loss     	     $(881,231)         $- 	      $-          $-
   Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
     Increase (decrease) in:
	Accounts payable	 633,362 		 -   	 -   	 -
	Credit card
       payable             7,091 		 -   	 -   	 -
	Salaries payable	 147,875 		 -  		 -  		 -
	Accrued expenses	  18,200 		 -   	 -   	 -
   Net cash provided by
     (used in) operating
     activities		 (74,703)		 -   	 -   	 -

CASH FLOWS FROM
INVESTING ACTIVITIES
   Construction in
     progress           (190,160)		 -   	 -   	 -
    Net cash provided by
    (used in) investing
    activities	      (190,160)		 -   	 -   	 -

CASH FLOWS FROM
FINANCING ACTIVITIES
   Member contributions  280,000 		 -   	 -  		 -
     Net cash provided by
     (used in) financing
     activities 		 280,000 		 -   	 -   	 -

     Net increase
      (decrease) for
      period		 15,137 		 -   	 -   	 -

     Net cash beginning
       of period	            -   		 -   	 -   	 -

     Net cash end
       of period	      $15,137           $-          $-          $-


Supplemental disclosures:
	Interest paid     $-                $-          $-          $-
	Taxes paid	      $-                $-          $-          $-


The accompanying independent auditors' report and notes to financial statements should be read in conjunction with these consolidated balance sheets.



		KARTING INTERNATIONAL, INC
	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
		     OCTOBER 31, 2003

NOTE 1 - ORGANIZATION AND PURPOSE

Organization and Purpose

Karting International, Inc. (a Nevada Corporation) (fka World Wide Indoor Karting, Inc, Filmworld International, Inc. and Prince Consolidated Mining Company) (the Company) was incorporated in the state of Nevada on June 16, 1924 business purpose is to coordinate the marketing and promotion and operation of indoor kart racing facilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The policy of the Companies is to prepare their financial statements on the accrual basis of accounting. The fiscal year end for each is December 31.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

Earnings Per Share Calculations

Basic and diluted earnings per common share ("EPS") are computed by dividing income available to common stockholders by the weighed-average number of common shares outstanding for the period. The weighed-average number of common shares outstanding for computing basic and diluted weighted average number of common shares outstanding was 9,593,712 for the period ended October 31, 2003. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. As of October 31, 2003 the Company's basic and diluted EPS were the same.


		KARTING INTERNATIONAL, INC
	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
		     OCTOBER 31, 2003

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Prepaid expenses

The Companies amortize prepaid expenses over a period equivalent to the term of commitment. There were no prepaid expenses for the period ended October 31, 2003.

Fixed Assets

Fixed assets are stated at cost. Ordinary maintenance and repairs are charged to expense as incurred and costs that materially increase the life of the assets are capitalized. As of October 30, 2003, Karting International, Inc. had capitalized $190,160 of construction in progress relating to leasehold improvements to be made to the leased building space. The leasehold improvements will be amortized over the remaining life of the lease period once the leased space becomes operational.

Revenue

The Companies are in the process of developing and implementing accrual based revenue recognition policies.

Income Taxes

Income taxes are generally provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of fixed assets for financial and income tax reporting. The Companies have no deferred tax assets and liabilities representing the future tax return consequences of those differences because currently the Companies have no material temporary timing differences that give rise to these tax assets and liabilities. Currently there are no federal income taxes due.

Advertising

Advertising costs are to be expensed when incurred. There were no advertising costs for the period ended October 31, 2003.


		KARTING INTERNATIONAL, INC
	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
		     OCTOBER 31, 2003

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Karting International, Inc. is party to a five-year non-cancelable lease agreement for building space to commence the day on which the business is open to the public. At the end of the five years, the lease is renewable at a 2% increase of minimum lease payments.

Future minimum lease payments on the long-term non-cancelable lease in effect at the date the Company opens for business to the public for each of the next five fiscal years are as follows:


		Lease Year			Operating
		   1				$1,200,000
		   2				 1,200,000
		   3				 1,500,000
		   4				 1,800,000
		   5				 2,100,000
		Total minimum payments	$7,800,000



In addition to the minimum lease payments, additional payments are required as a percentage of gross sales ranging from 0% to 12% starting at $3,000,000 in gross sales.

There was no rent expense for the ten months ended October 31, 2003, or from July 22, 2003 (date of inception) to October 31, 2003.

NOTE 4 - RELATED PARTY TRANSACTIONS

Karting International, Inc. has accrued salaries payable for the three officers of the Company. As of October 31, 2003 the Company has accrued $147,875. The salaries are to be paid once the Company has the funds available.

Karting International, Inc. has entered into an agreement with Independent Global Financial Services, Ltd. for consulting fees relating to all necessary services required to establish the indoor karting facility.
Paul Gastwirth, the President of Karting International, owns 3,750,000 shares or 37% of the Company's outstanding common shares. Paul Gastwirth is also the President and 50% owner of Independent Global Financial Services, Ltd. The agreement requires payments of $30,000 per month starting November 27, 2001. The Company currently owes $474,600 relating to this agreement. The concept of the Company has been in existence since November 27, 2001. Independent Global Financial Service, Ltd. has been involved in implementing the project and organizing the LLC since November 2001 and all fees from November 27, 2001 to July 22, 2002 (date of organization) relate to the above-mentioned services. In addition to the monthly retainer fee, Independent Global Financial Services, Ltd. is to receive 4.9% ownership interest in the Company prior to the opening of the Las Vegas facility.


		KARTING INTERNATIONAL, INC
	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
		     OCTOBER 31, 2003

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

Karting International, Inc. has a related party payable to Independent Global Financial Service, Ltd., a company under common control in the amount of $490. The payable relates to filing fees paid to the Secretary of State on behalf of The Kart Store, Inc. before the acquisition dated October 22, 2003.

NOTE 5 - ACQUISITION

On October 22, 2003, the Company acquired all ownership interests in The Kart Store, Inc. (a Nevada Corporation) in exchange for 500,000 shares of its restricted common stock.

On October 22, 2003, the Company acquired all ownership interests in Fastraxx Las Vegas Indoor Karting, LLC (a Nevada Limited Liability
Company) in exchange for 8,500,000 shares of its restricted common stock. The transaction results in Fastraxx Las Vegas Indoor Karting, LLC owning
84% of the outstanding shares of Karting International, Inc.'s common stock.

With the exception of the $490 due to Independent Global Financial Services, Ltd. as stated in Note 4, all assets and liabilities reflected in the 10/31/03 balance sheet are those of Fastraxx Las Vegas Indoor Karting, LLC and are stated at historical cost. In addition, all expenses except the $490 in filing fees are those of Fastraxx Las Vegas Indoor Karting, LLC since its inception.

NOTE 6 - GOING CONCERN

The financial statements of Karting International, Inc. are prepared using the generally accepted accounting principles applicable to a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. Since the Company has not commenced its planned principal operations, the Company intends to raise sufficient capital needed to continue operating until their planned principal operations commence. These reasons raise substantial doubt about the company's ability to continue as a going concern.

The company plans to offer up to 5,000,000 shares of its common stock for sale to the public via private placement memoranda to raise $10,000,000.00. This amount is required to allow the build out of the "Fastraxx at the Strat" entertainment facility, begin operations of the Kart Store, Inc. and Supersport Timing Systems LLC, working capital and reserves. Once open, it is anticipated that "Fastraxx at the Strat" will produce enough revenue to be self-sustaining. It is anticipated that the Kart Store, Inc. and Supersport Timing Systems LLC will both become self-sustaining upon completion of their first quarter's sales. Karting International has budgeted $250,000 each to the Kart Store and Supersport to launch their operations.


Part III

Item 1. Index to Exhibits

INDEX TO EXHIBITS

Exhibit
Number   Name and/or Identification of Exhibit

1.       Underwriting Agreement.

         Not applicable

2.  	Plan of Acquisition, Reorganization, Arrangement,
Liquidation, or Succession.

         Not applicable

3.       Articles of Incorporation & By-Laws.

	(a)	Articles of Incorporation of the Prince Consolidated
		Mining Company filed June 16, 1924 (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
	(b)	By-Laws of the Prince Consolidated Mining Company
		adopted June 16, 1924 (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
	(c)	Articles of Incorporation of FilmWorld International
		Inc. filed December 31, 1998 (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
	(d)	By-Laws of Filmworld International, Inc. adopted
		December 31, 1998 (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).

4.       Instruments Defining the Rights of Security Holders

         No instruments other than those included in Exhibit 3

5.       Opinion on Legality

         Not applicable

6.       No Exhibit Required


7.       Opinion on Liquidation Preference

         Not applicable

8.       Opinion on Tax Matters

         Not applicable

9.       Voting Trust Agreement and Amendments

         Not applicable

10.      Material Contracts

	(a)	Stratosphere Lease and Extensions
	(b)	Bowman Letter of Intent
	(c)	Super Sports Letter of Intent
	(d)	Fastraxx Las Vegas Indoor Karting/IGFS, Ltd.
		Consulting Agreement
	(e)	Management employment agreements
	(f)	Super Sports Acquisition Agreement

11.      Statement Re: Computation of Per Share Earnings

Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements.

12.      No Exhibit Required

         Not applicable

13.      Annual or Quarterly Reports - Form 10-Q

         Not applicable

14.      Material Foreign Patents

         None.  Not applicable

15.      Letter on Un-audited Interim Financial Information

         Not applicable

16.      Letter on Change in Certifying Accountant

         Not applicable

17.      Letter on Director Resignation

         Not applicable

18.      Letter on Change in Accounting Principles

         Not applicable

19.      Reports Furnished to Security Holders

         Not applicable

20.      Other Documents or Statements to Security Holders

         None - Not applicable

21.      Subsidiaries of Small Business Issuer

	a)	Fastraxx Las Vegas Indoor Karting, LLC.
	b)	The Kart Store Inc.

22.      Published Report Regarding Matters Submitted to Vote of
         Security Holders

         Not applicable

23.      Consent of Experts and Counsel

         Consents of independent public accountants

24.      Power of Attorney

         Not applicable

25.      Statement of Eligibility of Trustee

         Not applicable

26.      Invitations for Competitive Bids

         Not applicable

27.      Financial Data Schedule

         Not applicable

28.      Information from Reports Furnished to State Insurance
         Regulatory Authorities

         Not applicable

29.      Additional Exhibits

         Not applicable

99.	   Other

	(a)	Merger Agreement between Prince Consolidated
		Mining Company and FilmWorld International, Inc. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
	(b)	Articles of Merger between Prince Consolidated
		Mining Company and FilmWorld International, Inc. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
	(c)	Acquisition Agreement between FilmWorld
		International, Inc. and Fastraxx Las Vegas Indoor Karting, LLC. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference)
	(d)	Acquisition Agreement between FilmWorld
		International, Inc. and The Kart Store Inc. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
	(e)	Management's Marketing Plan


Item 2. Description of Exhibits

DESCRIPTION OF EXHIBITS

Exhibit
Number   Name and/or Identification of Exhibit

1.       Underwriting Agreement

         Not applicable

2.	Plan of Acquisition, Reorganization, Arrangement,
Liquidation, or Succession

	   Not applicable

3.       Articles of Incorporation & By-Laws

	(a)	Articles of Incorporation of the Prince Consolidated
		Mining Company filed June 16, 1924. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
	(b)	By-Laws of the Prince Consolidated Mining Company
		adopted June 16, 1924 (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
	(c)	Articles of Incorporation of FilmWorld International
		Inc. filed December 31, 1998 (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
	(d)	By-Laws of Filmworld International, Inc. adopted
		December 31, 1998 (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).

4.       Instruments Defining the Rights of Security Holders

         No instruments other than those included in Exhibit 3

5.       Opinion on Legality

         Not applicable

6.       No Exhibit Required

7.       Opinion on Liquidation Preference

         Not applicable

8.       Opinion on Tax Matters

         Not applicable

9.       Voting Trust Agreement and Amendments

         Not applicable

10.      Material Contracts

	(a)	Stratosphere Lease and Extensions
	(b)	Bowman Letter of Intent
	(c)	Super Sports Letter of Intent
	(d)	Fastraxx Las Vegas Indoor Karting/IGFS, Ltd.
		Consulting Agreement
	(e)	Management employment agreements
	(f)	Super Sports Acquisition Agreement

11.      Statement Re: Computation of Per Share Earnings

Not applicable - Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements.

12.      No Exhibit Required

         Not applicable

13.      Annual or Quarterly Reports - Form 10-Q

         Not applicable

14.      Material Foreign Patents

         None.  Not applicable

15.      Letter on Un-audited Interim Financial Information

         Not applicable

16.      Letter on Change in Certifying Accountant

         Not applicable

17.      Letter on Director Resignation

         Not applicable

18.      Letter on Change in Accounting Principles

         Not applicable

19.      Reports Furnished to Security Holders

         Not applicable

20.      Other Documents or Statements to Security Holders

         None - Not applicable

21.	   Subsidiaries of Small Business Issuer
	(a)	Fastraxx Las Vegas Indoor Karting, LLC.
	(b)	The Kart Store Inc.

22.      Published Report Regarding Matters Submitted to Vote of
         Security Holders

         Not applicable

23.      Consent of Experts and Counsel

         Consents of independent public accountants

24.      Power of Attorney

         Not applicable

25.      Statement of Eligibility of Trustee

         Not applicable

26.      Invitations for Competitive Bids

         Not applicable

27.      Financial Data Schedule

         Not applicable

28.      Information from Reports Furnished to State Insurance
         Regulatory Authorities

         Not applicable

29.      Additional Exhibits

         Not applicable

99.	   Other

	(a)	Merger Agreement between Prince Consolidated
		Mining Company and FilmWorld International, Inc. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
	(b)	Articles of Merger between Prince Consolidated
		Mining Company and FilmWorld International, Inc. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
	(c)	Acquisition Agreement between FilmWorld
		International, Inc. and Fastraxx Las Vegas Indoor Karting, LLC. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).
	(d)	Acquisition Agreement between FilmWorld
		International, Inc. and The Kart Store Inc. (Filed with Form 10-SB on November 28, 2003, incorporated herein by this reference).

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Karting International Inc.
(Registrant)

Date: January 12, 2004

By: /s/Paul Gastwirth
    Paul Gastwirth, President


Exhibit 10 (a)

LEASE AGREEMENT BETWEEN STRATOSPHERE LEASING, LLC
Landlord
AND
FASTRAXX LAS VEGAS INDOOR KARTING, LLC
Tenant
DATE: March 20, 2003

TABLE OF CONTENTS
ARTICLE 1 Exhibits Page 1
ARTICLE 2 Leased Premises and Term Page 2
ARTICLE 3 Landlord's and Tenant's Work Page 3
ARTICLE 4 Rent Page 6
ARTICLE 5 Parking and Common Areas and Facilities Page 9
ARTICLE 6 Cost and Maintenance Page 10
ARTICLE 7 Utilities and Services Page 11
ARTICLE 8 Conduct of Business by Tenant Page 12
ARTICLE 9 Maintenance of Leased Premises Page 18
ARTICLE 10 Signs, Awnings, Canopies, Fixtures, Alterations Page 19
ARTICLE 11 Insurance Page 21
ARTICLE 12 Offset Statement, Attornment, Subordination Page 23
ARTICLE 13 Assignment, Subletting and Concessions Page 24
ARTICLE 14 Marketing and Advertising Page 27
ARTICLE 15 Intentionally Omitted - - -
ARTICLE 16 Destruction of Premises Page 28
ARTICLE 17 Eminent Domain Page 29
ARTICLE 18 Default by Tenant Page 30
ARTICLE 19 Default by Landlord Page 34
ARTICLE 20 Tenant's Property Page 35
ARTICLE 21 Access by Landlord Page 35
ARTICLE 22 Holding over Successors Page 35
RTICLE 23 Quiet Enjoyment Page 36
ARTICLE 24 Miscellaneous Page 36

THE TOWER SHOPS AT STRATOSPHERE LEASE
THIS LEASE made this 30th day of March, 2003, by and between STRATOSPHERE LEASING, LLC, a Delaware limited liability company
("Landlord"), and FASTRAXX LAS VEGAS INDOOR KARTING LLC, a Nevada limited liability company ("Tenant").

WHEREAS, pursuant to a Development and Lease Agreement dated on or about March 11, 1996 (the ("Overlease") between Stratosphere Corporation, as landlord ("Overlandlord"), and Landlord's assignor, Strato-Retail, LLC, as tenant, Landlord is the tenant of a portion of the Stratosphere Hotel and Casino in Las Vegas, Nevada ("Hotel" and/or "Project") within which The Tower Shops at Stratosphere, a shopping complex (the "Center"), is located; and

WHEREAS, Tenant desires to sublease from Landlord and Landlord desires to sublease to Tenant certain retail space within the Center pursuant to the terms and provisions of this Lease;

NOW, THEREFORE, in consideration of the rents, covenants and agreements hereinafter set forth, such parties enter into the following Agreement.

ARTICLE 1

EXHIBITS
The exhibits listed below and attached to this Lease are incorporated herein by this reference:

EXHIBIT "A" - Plot Plan of that area of the Center upon which is located the space herein leased to Tenant. This Exhibit is provided for informational purposes only, and shall not be deemed to be a warranty, representation or agreement by Landlord that the Center or buildings and/or any stores will be exactly as indicated on the Exhibit, or that the other tenants which may be drawn on said Exhibit will be occupants in the Center. Landlord reserves unto itself the unlimited right to modify the configuration of the Center at any time for the purpose of incorporating additional buildings within the Center or the Project provided, however, that Landlord agrees that it will make no material changes to the configuration of the area outlined on Exhibit A hereto and noted as "Restricted Area".

EXHIBIT "B"- Tenant's Work (to be attached)

EXHIBIT "C" - Rules and Regulations applicable to Tenant. Notwithstanding Exhibit "A" or anything else contained in this Lease, Landlord makes no representation or warranty as to the size, scope, character, or any other aspect of, or facilities included within, the Center whatsoever, and Landlord reserves the right to change or modify and add to or subtract from the size and dimensions of the Center or any part thereof, the number, location and dimensions of buildings and stores, the size and configuration of the parking areas, entrances, exits and parking aisle alignments, dimensions of hallways, malls and corridors, the number of floors in any building, the location, size and number of tenants' spaces and kiosks which may be erected in or fronting on any mall or otherwise, the identity, type and location of other stores and tenants, and the size, shape, location and arrangement of Common Areas (hereinafter defined), and to design and decorate any portion of the Center as it desires, except with regards to the Premises as hereinafter described in Section 2.1.

ARTICLE 2
LEASED PREMISES AND TERM
2.1 Leased Premises.
A. Landlord hereby leases to Tenant, and Tenant hereby rents from Landlord, Spaces C-2, C-4, C-6, C-7and C-8 in Phase I of the Center (the 'Phase I Area") and a portion of Phase II of the Center (the "Phase II Area"), all as shown as cross- hatched on Exhibit "A"(hereinafter collectively referred to as the "Premises"). The Premises may include a future mezzanine area to be built by Tenant at Tenant's expense with Landlord's prior written approval.
B. Possession Date: Tenant acknowledges that the Phase I Area is Currently occupied by 4 tenants, two of which (Spaces C-7 and C-8) have long term tenants. Accordingly, Landlord shall deliver possession of the Premises as follows: (a) possession of the Phase II Area upon delivery of a fully executed original of this Lease by Landlord to Tenant, and (b)possession of for Spaces C-2, C-4, and C-6 located in the Phase I Area on or about sixty (60)days from the later of (i) lease execution or (ii) delivery to Landlord by Tenant of evidence of the establishment of the Construction Account (as defined in Section 3.3) and the documents required to be delivered to Landlord in connection therewith. Tenant hereby agrees to accept the Premises without any rent or other adjustments even if Landlord is unable to deliver possession of Spaces C-7 and/or C-8. Tenant agrees to accept possession of Spaces C-7 and/or C-8 at no additional charge when and if either or both of such spaces are vacated by the existing tenant.
2.2 Roof and Walls.
Landlord shall have the exclusive right to use all of any part of the exterior roof, exterior side and exterior rear walls (but not the exterior walls of the Premises facing the interior area of the Center) of the Premises for any purpose, including, but not limited to, erecting signs or other structures on or over all or any part of the same, erecting scaffolds and other aids to the construction and installation of the same (so long as there is no material interference with the conduct of Tenant's business in the Center), and installing, maintaining, using, repairing and replacing pipes, ducts, conduits and wires leading through, to or from the Premises and serving other parts of the Center in locations which are not visible in areas of the Premises intended for use by Tenant's customers and which do not materially interfere with Tenant's use of the Premises. Any pipes, ducts, conduits or wires added by Landlord subsequent to the date of this Lease shall be located above Tenant's dropped ceiling, below Tenant's finished floor, within walls, in the rear storage area of the Premises or, if within areas intended for use by Tenant's customers, such pipes, ducts, conduits or wires will have only a de minimis effect on the size of the Premises or the conduct of Tenant's business in the Premises.
2.3 Lease Term.
The term of this Lease (hereinafter called "Lease Term") shall commence on the day on which Tenant opens for business to the general public, the applicable date being hereafter called the "Commencement Date." The term of this Lease shall end on the last day of the month in which the fifth anniversary of the Commencement Date occurs (the "Termination Date"), unless sooner terminated or extended as herein provided.
2.4 Lease Year Defined.
"Lease Year," as used herein, means (a) if the Commencement Date occurs on a day other than the first day of a calendar month, a period of twelve (12) consecutive months during the Lease Term commencing on the first day of the first calendar month following the Commencement Date, or (b) if the Commencement Date occurs on the first day of a calendar month, a period of twelve (12) consecutive months during the Lease Term commencing on such date.
2.5 Renewal Option.
Provided Tenant is not in material default under the terms of this Lease at the time of exercise or at the commencement of any Extension Term (as herein defined), Tenant shall have three (3) options (each, an "Extension Option") to extend the term of this Lease for five (5) years beginning on the first day of the month following the expiration of the then applicable term (each, an "Extension Term"). Tenant must exercise such option by giving notice to Landlord no later than twelve (12) months prior to the expiration date of the then current term.
Time shall be of the essence with regard to the giving of such notice. If an Extension Option is timely exercised, the term hereof shall be extended for the applicable Extension Term on the same terms and conditions as are contained herein except that the rent shall be as provided in Section 4.1 and the Tenant shall have no further right to extend the term after the exercise of the Extension Option for the third Extension Term.

ARTICLE 3
LANDLORD'S AND TENANT'S WORK
3.1 Landlord's Work.
Except as set forth in this Section 3.1, Landlord shall not be required to perform any work in the Premises and Tenant acknowledges that it has had ample opportunity to inspect the Premises and has accepted the same in its "As Is" condition as of the date hereof. Landlord shall bring, at its sole expense, the main service lines for electric, chilled water, domestic water, sanitary sewer and gas for cooking to a location within the Premises to be determined by Landlord and Tenant.
3.2 Tenant's Work.
All work not performed by the Landlord shall be performed by Tenant (hereinafter called "Tenant's Work") including, but not limited to, all work designated as Tenant's Work in Exhibit "B", and Tenant shall do and perform at its expense all Tenant's Work diligently and promptly and in accordance with the following provisions.
3.3 Tenant's Obligations Before Commencement Date.
A Within forty-five (45) days after Tenant's receipt of a fully executed copy of this Lease, Tenant will make a Preliminary Submittal consisting of the necessary sketches and diagrams of the improvements to be constructed by Tenant at the Premises. Together with the Preliminary Submittal, Tenant shall provide Landlord with satisfactory evidence that upon completion of Tenant's Work the noise levels shall be no more than the current ambient noise levels in the casino area below Tenant's space or within the stores across from or adjacent to the Premises and that the noise level in the area of the Center immediately outside of Tenant's space will be at a level acceptable to Landlord. Within ten
(10) days after receipt of the Preliminary Submittal, Landlord shall notify Tenant of any nonconformities with Exhibit "B", whether the noise levels are acceptable to Landlord, or any other failure to meet with Landlord's approval. Tenant shall within thirty (30) days after receipt of any such notice submit Final Construction Documents based upon the Preliminary Submittal and incorporating Landlord's comments thereto. Landlord shall notify Tenant of its approval or disapproval of the Final Construction Documents within ten (10) days after receipt. Within ten (10) days after receipt of any notice of disapproval, Tenant shall cause the Final Construction Documents to be revised to correct those matters of which Landlord disapproved and shall re-submit the same to Landlord for approval. Any changes necessary to meet Landlord's approval shall be at Tenant's expense. Upon approval, Landlord shall return one (1) set of approved Final Construction Documents to Tenant, and the same shall become a part hereof by this reference as Exhibit "B-1".
B. Approval of construction documents by Landlord shall not constitute The assumption of any responsibility by Landlord for their accuracy or sufficiency, or compliance with applicable laws, regulations, codes and ordinances ("Legal Requirements) nor any liability for the proper and safe construction thereof. Tenant shall be solely responsible for such construction documents, their compliance with Legal Requirements and the proper and safe construction of the premises. Landlord's approval of Tenant's Plans shall constitute Landlord's agreement that Tenant's Plans conform to Exhibit "B". Unless prior Landlord approval has been obtained in writing, Tenant shall not commence any of Tenant's Work until Landlord has approved Exhibit "B-1", the Construction Account has been funded and all documents required in connection therewith have been delivered and the Construction Permits (as defined below) shall have been issued.
C. After the Final Construction Documents have been approved by Landlord, Tenant shall promptly file with all governmental and quasi-governmental authorities having jurisdiction over the applicable matter ("Governmental Authorities") and diligently seek to secure all necessary governmental approvals and permits for the commencement of construction as provided in the Final Construction Documents (such approvals and permits collectively, the "Construction Permits"). If Tenant is unable, after using all commercially reasonable efforts, to obtain the construction Permits within one hundred twenty (120) days after the date hereof, Tenant may elect to terminate this Lease by written notice to Landlord given within ten (10) days thereafter. If Tenant, with Landlord's prior approval, has commenced work in the Premises, Tenant shall restore the same to the condition existing prior to such termination and shall pay for all utility charges or other amounts accruing under the Lease prior to such date. Upon such restoration and payment, this Lease shall terminate and neither party shall have any further obligation to the other. Time shall be of the essence with regard to delivery of the termination notice provided for hereunder.
D. Tenant shall at its sole cost and expense commence the construction Of Tenant's Work and then proceed diligently with the completion of the Tenant's Work in accordance with (i) the Final Construction Documents,
(ii) the terms and provisions of the Lease, and (iii) the requirements of all Governmental Authorities and the applicable Board of Fire Underwriters. Tenant shall make no changes to the Final Construction Documents without Landlord's prior written consent. Tenant will assure that no liens are filed against the Premises or the Center in accordance with Section 10.3 of this Lease. If Tenant relocates or otherwise affects any of the utilities, ducts, heat, air conditioning, ventilation or other systems currently located within the Premises that serve other areas of the Project, all such work shall not cause any more than a deminimis disruption or alteration of the services provided to such other areas. If Tenant's Work adversely affects any other areas of the Project, Tenant shall promptly, and at it sole cost and expense, remedy the same and indemnify, defend and hold Landlord, Overlandlord and their respective agents, employees, members, officers, directors and mortgagees, if any, harmless from and against any and all liability, loss, liens, claims, demands, damages, costs, expenses, fees (including reasonable attorneys' fees), fines, penalties, suits, judgments, proceedings, actions and causes of action of any and every kind and nature arising or growing out of or in any way connected with the performance of Tenant's Work.
E. Tenant's Work shall be performed by Harris Associates or such other contractor as shall be approved in writing by Landlord (the Contractor") under a Cost Plus Fee construction contract (the 'Construction Contract"). Promptly after issuance of the Construction Permits and prior to the commencement of Tenant's Work, Tenant shall provide Landlord with evidence of the establishment of a segregated interest bearing account in the amount of $5,000,000.00 to fund the costs payable under the Construction Contract (the "Construction Account"). Such account will require two signatures for release of funds, one from Tenant and one from Harris Associates.
F. Tenant shall complete Tenant's Work within eight (8) months after delivery of possession of the Phase II Area to Tenant (the "Required Completion Date"). Landlord shall give Tenant five (5) days prior written notice of the delivery date for possession of each of the Phase I Area Space. Tenant hereby releases Landlord from any claim whatsoever for damages against Landlord for any delay in the date on which any portion of the Premises shall be ready for delivery to Tenant or for any delay in commencing or completing any work authorized to be performed by Tenant under Exhibit "B-1". If Landlord is delayed in delivering possession of the Phase II Area or Spaces C-2, C-4 or C-6 of the Phase
I Area to Tenant, the Required Completion Date shall be extended by the actual number of days Tenant is delayed in performing Tenant's Work as the result of Landlord's delay in delivering possession.
G. In order to secure the completion of Tenant's Work (including, Without limitation, all tenant improvements in accordance with the Final Construction Documents and purchasing and installing Tenant's furniture, fixtures and equipment (the "FF&E")): (i) Tenant hereby grants to Landlord a security interest in the Construction Account and shall take such further action as may be required to perfect such security interest and to replace Landlord for Tenant as a signatory on such account in the event of a default as provided in H below; (ii) Tenant agrees to collaterally assign the Construction Contract to Landlord; and (iii) Tenant shall require the Contractor to enter into a recognition agreement with Landlord.
H. In the event Tenant fails to diligently commence and prosecute the Tenant Work to completion (except for reasons beyond Tenant's control) and such failure is not cured (or Tenant does not commence such cure) within ten (10) days after written notice from Landlord, Landlord shall have the right, but not the obligation, to (i)cause the Contractor to complete the Tenant's Work and, at Landlord's election, to draw on the Construction Account to make payments directly to the Contractor or to any major subcontractors and/or (ii) draw down the Construction Account and use all or any part of the proceeds to repair damages to the Premises, to clean the Premises or to compensate Landlord for any other loss or damage which Landlord may suffer by reason of Tenant's default and/or (iii) exercise all other rights and remedies available to Landlord under this Lease, at law or in equity.
I. Provided Tenant performs all of its obligations to complete Tenant's Work Landlord shall release its security interest in the Construction Account within ten days after (i)Tenant opens for business, (ii) provides satisfactory evidence to Landlord that all Tenant's Work has been fully completed and all FF&E has been installed, and (iii) all payments in connection with the Tenant's Work (including the FF&E) have been made, no liens have been filed against the Project and Tenant provides lien waivers from the general contractor, all subcontractors and all material suppliers evidencing final payment.
3.4 Failure of Tenant to Perform.
Because of the difficulty or impossibility of determining Landlord's Damages resulting from Tenant's failure to open for business fully fixtured, stocked and staffed on the Commencement Date, including, but not limited to, damages from loss of Percentage Rent (hereinafter defined) from Tenant and other tenants, diminished saleability, leaseability, mortgageability or economic value of the Center, if Tenant fails to commence Tenant's Work within the time provided above and proceed with the same diligently, or to open for business fully fixtured, stocked and staffed on or before the Required Completion Date or to perform any of its obligations to be performed prior to the Required Completion Date and such failure is not due to delays caused by Landlord, Landlord may, without notice or demand, in addition to the right to exercise any other remedies and rights herein or at law provided, proceed with Tenant's Work, using any contractor Landlord desires and making any changes or revisions to Tenant's Work required because of any delay or failure of Tenant to perform its obligations hereunder, which changes or revisions shall in any event be made at Tenant's expense. All remedies in this Lease or at law provided shall be cumulative and not exclusive and shall survive the expiration of the Lease Term or in the earlier termination of this Lease.
3.5 Condition of Premises.
Subject to Landlord's performance of Landlord's Work, Tenant's taking possession of the Premises shall be conclusive evidence of Tenant's acceptance thereof in good order and satisfactory condition. Tenant agrees that no representations respecting the condition of the Premises or the existence or non-existence of Hazardous Materials (hereinafter defined) in, at, under or abutting the Premises or the environment, have been made by Landlord or its agents to Tenant unless the same are expressly set forth herein. Tenant also agrees that no representations respecting the condition of the Premises, no warranties or guarantees, expressed or implied, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, with respect to workmanship or any defects in material, and no promise to decorate, alter, repair or improve the Premises, either before or after the execution hereof, have been made by Landlord or its agents to Tenant unless the same are expressly set forth herein.

ARTICLE 4
RENT
4.1 Minimum and Percentage Rent.
A. Minimum Annual Rent shall be payable each Lease Year (as hereinafter defined) in equal monthly installments in advance, upon the first day of each and every month commencing upon the Rent Commencement Date and continuing thereafter through and including the Termination Date (each monthly installment being hereinafter called "Minimum Monthly Rent") as follows; and Lease Year Annual Rent Minimum Monthly Rent
1 $1,200,000.00 $100,000.00
2 $1,200,000.00 $100,000.00
3 $1,500,000.00 $125,000.00
4 $1,800,000.00 $150,000.00
5 $2,100,000.00 $175,000.00
B. Percentage Rent shall be payable monthly in installments on the Fifteenth (15th) day after the month following the month in which Gross Sales (as hereinafter defined) for each Lease Year equal $3,000,000. Percentage Rent payments shall be in a sum equal to the amount by which the Applicable Percentage (as set forth below) of Gross Sales during each Lease Year beginning on the Commencement Date exceeds the Breakpoint set forth below; and Lease Year Applicable Percentage / Breakpoint
1 0% of Gross Sales;
2 0% of Gross Sales to $3,000,000
7% of Gross Sales between $3,000,001 - $5,000,000
8% of Gross Sales between $5,000,001 - $7,000,000
9% of Gross Sales between $7,000,001 - $9,000,000
10% of Gross Sales above $9,000,001;
3 0% of Gross Sales to $3,000,000
8% of Gross Sales between $3,000,001 - $5,000,000
9% of Gross Sales between $5,000,001 - $7,000,000
10% of Gross Sales between $7,000,001 - $9,000,000
11% of Gross Sales above $9,000,001;
4 0% of Gross Sales to $3,000,000
9% of Gross Sales between $3,000,001 - $5,000,000
10% of Gross Sales between $5,000,001 - $7,000,000
11% of Gross Sales between $7,000,001 - $9,000,000
12% of Gross Sales above $9,000,001;
5 0% of Gross Sales to $3,000,000
10% of Gross Sales between $3,000,001 - $5,000,000
11% of Gross Sales between $5,000,001 - $7,000,000
12% of Gross Sales between $7,000,001 - $9,000,000
13% of Gross Sales above $9,000,001

C. Extension Terms:
(i) Minimum Annual Rent for each year of an Extension Term shall increase by two (2%) percent per year and will be payable in equal monthly installments, in advance, upon the first day of each and every month of each Extension Term; and (ii) Monthly Percentage Rent for each year of an Extension Term shall be as set forth in 4.1(b) for the 5th Lease Year and will be payable on a monthly basis fifteen (15) days after the close of such month.
D. As an inducement for Tenant to enter into this Lease and to perform Tenant's Work, (i) Tenant shall be excused from paying Minimum Monthly Rent for the first four (4) months of the Term (the "Rent Credit"). Tenant shall remain liable for all Utilities usage charges and any other Additional Rent payable hereunder during such period. Provided Tenant is not in default in the payment of Minimum Annual Rent during the first Lease Year of the Term, which default remains uncured after the giving of any required notice and the expiration of any applicable cure period (an "uncured default"), Tenant shall be relieved of any bligation to pay Landlord the Rent Credit. If there is an uncured default during the first Lease Year of the Term, the Rent Credit shall become immediately due and payable to Landlord without further notice.
4.2 Miscellaneous Rent Provisions.
Any rent or other amounts to be paid by Tenant which are not paid when due shall bear interest as of the first day of the month on which any sum is due and owing at the rate of twelve percent (12%) per annum or at the maximum rate of interest permitted in the State of Nevada, if that rate is less than twelve percent (12%). If the Commencement Date is other than the first day of a month, Tenant shall pay on the Commencement Date a prorated partial Minimum Monthly Rent for the period prior to the first day of the next calendar month, and thereafter Minimum Monthly rent payments shall be made not later than the first day of each calendar month.
4.3 Percentage Rent.
A. Tenant shall (a) not later than the fifteenth (15th) day after the close of each calendar month (including the month in which the Rent Commencement Date occurs) deliver to Landlord a written statement certified under oath by Tenant or an officer of Tenant, showing
Gross Sales made in such calendar month together with a Percentage Rent payment for such month, if any, based on actual Gross Sales for the month beginning with the month in each year during the Lease Term that the breakpoint of $3,000,000 in annual Gross Sales has been reached;
and (b) not later than sixty (60) days after the end of each Lease Year or Partial Lease Year, deliver to Landlord a statement of Gross Sales for such Lease Year or Partial Lease Year, the correctness of which is certified to by an independent auditor and a responsible officer of Tenant. If Tenant fails to prepare and deliver any statement of Gross Sales required hereunder, within the time or times specified above, Landlord shall have the right, in addition to the rights and remedies set forth in this Lease, to estimate Tenant's Gross Sales for any non-reported period, which estimate shall be based upon historical past Gross Sales performance for the Premises, including any reasonable extrapolations derived therefrom, and bill Tenant's Percentage Rent accordingly. Landlord shall adjust Percentage Rent billings when actual Gross Sales reports are received. In the event the total of the monthly payments of Percentage Rental for any Lease Year is not equal to the actual annual Percentage Rent computed on the amount of Gross Sales for such Term Year in accordance with the Applicable Rate, then Tenant shall pay to Landlord any deficiency within sixty (60) days after the end of such Lease Year or the expiration of this Lease, whichever date is earlier.
B. Tenant will preserve for at least three (3) years at Tenant's notice address all original books and records disclosing information pertaining to Gross Sales and such other information respecting Gross Sales as Landlord reasonably requires, which may include, but not be limited to, cash register tapes, sales slips, sales checks, sales tax returns concerning the Premises only and worksheets for consolidated tax returns, bank deposit records, sales journals and other supporting data. Landlord and its agents shall have the right upon ten (10) days' prior written notice, during business hours, to examine and audit such books and records preserved by Tenant. If such examination or audit discloses that Tenant has understated Gross Sales by three percent (3%) or more, and as a result thereof additional Percentage Rent is owed, or if Tenant's Gross Sales cannot be verified due to the insufficiency or inadequacy of Tenant's records, Tenant shall promptly pay Landlord the cost of said audit. Tenant shall, in any event, pay to Landlord the amount of any deficiency in rents which is disclosed by such audit. Tenant shall, in any event, pay to Landlord the amount of any deficiency in rents which is disclosed by such audit, plus interest at five percent (5%) over the prime rate announced by Citibank, N.A., or its successor, if any, as of the first day of the month on which any sum was due and owing.
C. Landlord shall have the right at all times, upon 24 hours notice, During business hours, to examine, copy and audit Tenant's books and records, or otherwise to verify any amounts paid by Tenant to Landlord pursuant to this Lease. Tenant shall make such records available at the Premises if requested by Landlord. Landlord agrees that all financial information provided at anytime to Landlord, its employees, agents, attorneys and or others is provided on a confidential basis (except such information as may be available from other sources) and may not be used for any purposes other than to meet the requirements of this Section 4.3 or in connection with Landlord's financing or sale of the Center or the Project.
4.4 Gross Sales Defined.
A. As used herein, Gross Sales shall mean all revenues from all operations of Tenant, including, without limitation, food and beverage sales (except for third party commission payable to unrelated parties in connection with banquet sales), the sale of all goods, wares and merchandise sold, and the charges for all services performed, by Tenant or any other person or entity in, at, or from the Premises for cash, credit or otherwise, without reserve or deduction for uncollected amounts, including, but not limited to, sales and services: (a) where the orders originate in, at or from the Premises, regardless from whence delivery or performance is made, (b) pursuant to the internet, mail, telephone, telegraph or otherwise received or filled at the Premises,
(c) resulting from transactions originating in, at or from the Premises or (d) and nonfundable deposits from customers.
B. Excluded from Gross Sales shall be: (a) gaming related proceeds, (b) Any sales taxes imposed by governmental authorities that are collected from customers and paid out by Tenant and (c) deposits from customers so long as they remain refundable. No other taxes shall be deducted from Gross Sales.
4.5 Taxes.
Landlord shall pay or cause to be paid all Taxes (as hereinafter defined) assessed or imposed upon the Center (and any other Real Estate Taxes which Landlord may be obligated to pay) that become due or payable during the Lease Term. As used in this Section 4.5, the term "Taxes" shall mean and include all property taxes, both real and personal, and public and governmental charges and assessments, but shall not include taxes on Tenant's business in the Premises, machinery, equipment, inventory or other personal property or assets of Tenant, Tenant agreeing to pay, before delinquency, all taxes upon or attributable to such excluded items without apportionment.
4.6 Additional Rent.
All amounts required or provided to be paid by Tenant under this Lease, Other than Minimum Monthly Rent and Percentage Rent, shall be deemed "Additional Rent". Minimum Monthly Rent, Percentage Rent and Additional Rent shall in all events be deemed Rent. "Minimum Monthly Rent" and " Percentage Rent" are terms used in this Section 4.6 for the purpose of defining the obligations of Landlord and Tenant to any taxing authority, and any other language used herein is to preserve Landlord's legal rights and to enforce Landlord's remedies, and is not intended to classify charges other than Minimum Monthly Rent or Percentage Rent as "Rent" for taxing authority purposes. Landlord shall have the same legal rights and remedies for the failure to pay Additional Rent as for the failure to pay Minimum Monthly Rent or Percentage Rent.
4.7 Landlord's Expenses.
If Landlord pays any monies or incurs any expense to correct a breach of this Lease by Tenant, or to do anything in this Lease required to be done by Tenant, or incurs any expense (including, but not limited to, attorneys' fees and court costs), as a result of Tenant's failure to perform any of Tenant's obligations under this Lease, all amounts so paid or incurred shall, on notice to Tenant, be considered Additional Rent payable in full by Tenant with the first Minimum Monthly Rent installment thereafter becoming due and payable, and may be collected as by law provided in the case of rent.
4.8 Utilities.
From and after the Commencement Date, Tenant shall be responsible for Paying all charges for Utilities usage charges (as defined in Section 7.1)

ARTICLE 5
PARKING AND COMMON AREAS AND FACILITIES
5.1 Common Areas.
A. All parking areas, access roads and facilities furnished, made available or maintained by Landlord, in or near the Center, including employee parking areas, truck ways, driveways, loading docks and area, delivery areas, multi-story parking facilities, package pick-up stations, elevators, escalators, pedestrian sidewalks, malls, including the enclosed mall (as indicated for identification purposes on Exhibit "A"), courts and ramps, landscaped areas, retaining walls, stairways, bus stops, first-aid and comfort stations, lighting facilities, sanitary systems, utility lines, water filtration and treatment facilities, those areas within and adjacent to the Center for ingress and egress to and from the Center, which, from time to time, may be provided by Landlord or others for the convenience, use or benefit of the tenants of the Center, Landlord, the owners and occupants of other portions of the Hotel and its respective concessionaires, agents, employees, customers, invitees and licensees, those areas, if any, upon which temporary or permanent off-site utility systems or parking facilities serving the Center may from time to time be located, and other areas and improvements provided by Landlord for the general use in common of tenants and their customers in the Center (all herein called
"Common Areas") shall at all times be subject to the exclusive control and management of Landlord. Landlord shall have the right, from time to time, to establish, modify and enforce reasonable rules, regulations and requirements with respect to all Common Areas. Tenant agrees to comply with, and to cause its employees and contractors to comply with, all rules, regulations and requirements set forth in Exhibit "C" attached hereto and all reasonable and amendments thereto and any and all rules, regulations, requirements and amendments thereto adopted by Landlord.
B. Subject to the provisions of Article 1, Landlord, and/or the owner of any other portion of the Project shall have the right from time to time to: change or modify and add to or subtract from the sizes, locations, shapes and arrangements of parking areas, entrances, exits, parking aisle alignments and other Common Areas; designate parking areas for Tenant and/or its employees and other tenants of Landlord, and/or limit the total number of such employees' spaces; restrict parking by Tenant's employees to designated areas; construct surface, subsurface or elevated parking areas and facilities; establish and from time to time change the level or grade of parking surfaces; add to or subtract from the buildings in the Center; eliminate such access as may from time to time be available between the Center and other portions of the Project or any retail or commercial business in an adjoining or neighboring building, provided substitute comparable access is made available; and do and perform such other acts in and to said Common Areas as Landlord in its sole discretion, reasonably applied, deems advisable for the use thereof by tenants and their customers. Tenant acknowledges that owners of other areas in and adjoining the Center may similarly alter, enlarge, reduce or relocate the improvements from time to time located thereon. Tenant further acknowledges that this
Section 5.1 shall be for the benefit of and directly enforceable by Landlord.
C. In the event that Landlord determines, in its sole discretion, to provide parking or transportation facilities for the Center, Landlord may charge a reasonable and competitive fee to users thereof and may impose and enforce such reasonable, rules and regulations concerning the use thereof (including a prohibition of use by Tenant's employees provided a substitute area for employee parking is designated) as Landlord may in its discretion deem desirable. Landlord shall have the right at any and all times to utilize portions of Common Areas for temporary promotions, exhibits, entertainments, product and other shows, displays, the leasing of kiosks or food facilities, or such other uses as may in Landlord's judgment tend to attract the public or benefit the Center. Except as specifically otherwise provided herein, the owners of the other portions of the Project may do such other acts in and to the other portions of the Project and those Common Areas located on such other portions of the Project as in its reasonable judgment Landlord may deem desirable, including, but not limited to, the conversion of portions thereof to other uses. Landlord agrees that any changes or other uses permitted under this section 5.1 will not materially adversely affect visibility of or access to the Premises and that Landlord will not enter into any new lease for a restaurant or a kiosk that sells heated food or beverages within 50 feet of the main entryway to the Premises.
5.2 Use of Common Areas.
Tenant and its business invitees, employees and customers shall have The nonexclusive right, in common with Landlord, the owners of other portions of the Project and all others to whom Landlord has granted or may hereafter grant rights, to use the Common Areas for ingress, egress and parking subject to such reasonable regulations as Landlord or such other person may from time to time impose and the rights of Landlord set forth above. Landlord shall not revoke such non-exclusive right so long as Tenant is not in material default under the terms of this Lease. Tenant shall cause its employees and agents to park in any area designated by Landlord for employee parking. Tenant authorizes Landlord, upon at least one hour's prior notice to Tenant's store manager, to cause any car that fails to comply with such regulation to be towed from the Common Areas and Tenant shall reimburse Landlord for the cost thereof. Tenant shall abide by all such reasonable rules and regulations and use its best efforts to cause its concessionaires, officers, employees, and agents to abide thereby. Landlord or the owner of any other portion of the Project may, at any time close temporarily any Common Areas to make repairs or changes, prevent the acquisition of public rights therein, discourage non-customer parking, or for other reasonable purposes. Tenant shall furnish Landlord license numbers and descriptions of cars used by Tenant and its concessionaires, officers and employees. Tenant shall not interfere with Landlord's or other permitted users' rights to use any part of the Common Areas. All Common Areas which Tenant may be permitted to use are to be used under a revocable license, and if any such license is revoked, or if the amount of such area is diminished, Landlord shall not be subject to any liability, nor shall Tenant be entitled to any compensation or diminution or abatement of rent, nor shall such revocation of diminution of such areas be deemed constructive or actual eviction.

ARTICLE 6
COST AND MAINTENANCE
6.1 Operating and Maintaining the Common Facilities.
A. Landlord will operate, manage, maintain and repair or cause to be operated, managed, maintained or repaired, the Common Areas of the Center. Landlord shall not be obligated to perform any service or to repair or maintain any structure or facility except as provided in this Section, Section 9,1 and Section 16 of this Lease. Landlord shall not be obligated to provide any service or maintenance or to make any repairs pursuant to this Lease when such service, maintenance or repair is made necessary because of the negligence or misuse of Tenant, Tenant's agents, employees, servants, contractors, subtenants, licensees, customers or business invitees. Landlord shall not be liable for loss or injury however occurring, through or in connection with or incident to any stoppage of such services. Landlord shall have no responsibility or liability for failure to supply any services or maintenance or to make any repairs when prevented from doing so by any cause beyond Landlord's control. Landlord shall not be obligated to inspect the Premises and shall not be obligated to make any repairs or perform any maintenance hereunder unless first notified of the need thereof in writing by Tenant. Landlord shall not be liable for any loss or damage to persons or property sustained by Tenant or other persons, which may be caused by other persons to the Premises, or any appurtenances thereto, being out of repair or by bursting or leakage of any water, gas, sewer or steam pipe, or by theft, or by any act or neglect of any tenant or occupant of the Premises, or of any other person.
B. In addition to Tenant's obligations under Section 9.2, Tenant shall keep and maintain in good order, condition and repair (including any such replacement and restoration as is required for that purpose) the Premises and every part thereof and any and all appurtenances thereto wherever located, including, but without limitation, the exterior and interior portion of all doors, door checks, windows, plate glass, store front, all plumbing and sewage facilities within the Premises, fixtures, sprinkler system, walls, floors, ceilings and all interior lighting. Tenant shall also keep and maintain in good order, condition and repair (including any such replacement and restoration as is required for that purpose) any improvements, special equipment, furnishings, fixtures or facilities installed by it on the Premises. Without limiting the generality of the foregoing, Tenant shall periodically paint and refurbish the Premises as required by Landlord in its reasonable discretion. Tenant shall store all trash and garbage in containers located where designated by Landlord and so as not to be visible or create a nuisance to guests, customers and business invitees of the Hotel, and so as not to create or permit any health or fire hazard. Tenant shall keep the Premises free of vermin.

ARTICLE 7
UTILITIES AND SERVICES
7.1. Utilities.
A. Tenant shall not install any equipment which can exceed the capacity of any utility facilities serving the Center and if any equipment installed by Tenant requires additional utility facilities, the same shall be installed at Tenant's expense in compliance with all code requirements and plans and specifications which must be approved in writing by Landlord. Tenant shall be solely responsible for and promptly pay all usage charges for use or consumption of sewer, gas, electricity, water and all other utility services (collectively, "Utilities") directly to the utility company providing such service. Tenant, at Tenant's sole cost and expense, shall install submeters at locations to be agreed on by Landlord and Tenant for the metering of all of Tenant's Utilities. Subject to the applicable rules and regulations of the Nevada Public Service Commission, Landlord shall have the right, but not the obligation, to make, or cause to be made, electrical and/or gas service available to the Premises as provided in Exhibit "B", and so long as Landlord continues to provide such electrical and/or gas service Tenant agrees to purchase the same from Landlord and reimburse Landlord for the electrical and/or gas service (based upon Landlord's reasonable determination from time to time of Tenant's consumption thereof or upon the actual submeter readings), as Additional Rent, on the first day of each month in advance (and prorated for partial months), commencing on the Commencement Date at the same cost as is charged to Landlord from time to time by the public utility company (currently Nevada Power Company). If Landlord elects to form its own electric utility company, the charge payable by Tenant shall be no more than the amount that would have been charged by the utility company to Landlord if it had continued to purchase electric power from the utility company. Subject to the applicable rules and regulations of the Nevada Public Service Commission, Landlord shall have the right, but not the obligation, to supply, or cause to be supplied, water and other utilities to the Premises, and so long as Landlord continues to provide water or such other utilities Tenant shall reimburse Landlord for same at the same cost as is charged to Landlord by the public utility company. Tenant shall contract directly for telephone and Internet service.
B. Landlord may make additional services, including but not limited to, Pest control, cleaning, and security, available to the Premises and, in such event, Tenant shall utilize such services, at Tenant's expense, such costs to be reasonably and competitively priced.
C. Tenant shall operate its heating and air conditioning so that the temperature in the Premises will be the same as that in the adjoining mall (except that the temperature in the area of the Premises occupied by the racing track will be equal to or higher than the mall), and set Tenant's thermostat at the same temperature as that thermostat in the mall that is nearest the Premises. Tenant shall be responsible for the installation, maintenance, repair and replacement of air conditioning, heating and ventilation systems within and specifically for the Premises, including all components such as air handling units, air distribution systems, motors, controls, grilles, thermostats, filters and all other components including evaporative coolers for the track area. Tenant shall operate ventilation so that the relative air pressure in the Premises will be the same as or less than that in the adjoining mall as required by the Landlord. Tenant shall assure that the track area of the Premises is properly ventilated at all times in accordance with Legal Requirements.
D. Any services which Landlord is required to furnish pursuant to the Provisions of this Lease may, at Landlord's option, be furnished from time to time, in whole or in part, by employees of Landlord or the managing agent of the Project or its employees or by one or more third persons hired by Landlord of the managing agent of the Project. Tenant agrees that upon Landlord's written request it will enter into direct agreements with the managing agent of the Project or other parties designated by Landlord for the furnishing of any such services required to be furnished by Landlord herein, in form and content approved by Landlord and Tenant, provided, however, that no such contract shall result in Tenant having to pay in the aggregate more money on account of its occupancy of the Premises under the terms of this Lease, or having to receive fewer services or services or a lesser quality than it is presently entitled to receive under this Lease, in the decrease in Tenant's rights or the increase of the burdens upon Tenant under this Lease, or in the release of Landlord from its obligations under this Lease.
7.2 Air Conditioning of Premises.
Provided Tenant is not in material default hereunder, Landlord will provide a system of chilled water to the Premises installed at a point determined by Landlord.
7.3 Enforcement and Termination.
Landlord shall not be liable to Tenant in damages or otherwise if any utilities or services, whether or not furnished by Landlord hereunder, are interrupted or terminated because of repairs, installation or improvements, or any cause beyond Landlord's reasonable control, nor shall any such termination relieve Tenant of any of its obligations under this Lease. Tenant shall not be entitled to an abatement of Minimum Annual Rent in the event Tenant is unable to operate its business from the Premises due to an interruption of any utility or service. Tenant shall operate the Premises in such a way as shall not waste fuel, energy or natural resources. Landlord may cease to furnish any one or more of said utilities or services to Tenant without liability for the same and no discontinuance of any utilities or services shall constitute a constructive eviction, provided that Landlord shall not cease such services until Tenant has had a reasonable time to make arrangements for the furnishing of such utility or utilities to the Premises by customary providers in the area.

ARTICLE 8
CONDUCT OF BUSINESS BY TENANT
8.1. Use of Premises.
A. The Premises shall be occupied and used by Tenant solely for use as an indoor kart racing track, two table-service restaurants (excluding fast food), one of which will be a sports bar, a merchandising area for the sale of karting and/or racing related items, sale of George Forman Gear and banqueting facilities. Other uses or activities (such as administrative offices) in support of the foregoing uses shall be allowed. At Tenant's election and with Landlord's prior approval of all plans, an arcade area may be included in the Phase II Area. No video or arcade games will be located in the Phase I Area unless such use is incidental to Tenant's primary kart racing use. If an arcade is located in the Phase I Area, then Tenant shall only install games that are directly related to Tenant's primary business (i.e. race car or motorcycle video games). No other use shall be permitted without the consent of Landlord. Provided Tenant obtains and maintains all necessary governmental permits and approvals and Tenant carries the liquor liability insurance described in Article 9, Tenant shall be permitted to maintain several service bars for the sale of alcoholic beverages, but only for on premises consumption. Landlord shall have the right to limit the menu items that Tenant sells to those commonly sold in similar restaurants. Nothing contained in this Lease shall prohibit Landlord from selling similar items in any of its restaurants except for "signature items" as agreed to by Tenant and Landlord. Landlord shall have the right to place gaming devices in the Premises. Tenant shall have the right to consent to the location of such gaming devices, which consent will not be unreasonably withheld or delayed. No gaming devices will be allowed except those owned, controlled and operated by Landlord or its affiliates. Tenant shall not use or permit or suffer the use of the Premises for any other business or purpose. Except as set forth in B below, this Lease does not grant any exclusive use rights to Tenant and in no event shall this Lease grant any exclusive use rights with respect to any portion of the Center, other than the Premises described in
Section 2.1, or with respect to any merchandise currently or in the future sold at any store located in the Center.
B. Tenant agrees not to build, operate, manage, or be an investor in Another karting operation within a 30-mile radius of the Premises and Landlord agrees not to build, invest or manage another karting operation within a 30- mile radius of the Premises. Tenant and Landlord may modify this section at any time by written mutual agreement without voiding any other part of this lease.
C. Without limiting the effectiveness of the other provisions of this Lease limiting the permitted use of the Premises, in no event shall the Premises be used (whether by Tenant or any permitted assignee, subtenant or other occupant of the Premises) for (a) any sundries store which sells film, newspapers and magazines, racing forms, cigarettes and cigars, standard candy items, drugstore sundries, sunglasses, package alcohol, Stratosphere logo items, marital aids, women's nylons and gaming guidebooks, or any combination of more than one of the foregoing items (other than film), (b) a hair salon or spa specializing in hair and nail care, massage and body care as its primary business in Phase I and Phase II of the Center, (c) if hair and nail care products are sold, no more than twenty (20%) percent of Tenant's products may consist of hair or nail care products, (d) a fast food hamburger restaurant of a similar nature to McDonalds, Burger King, Wendy's, In and Out Burger or Carl's Jr., (e) video or arcade games within Phase I of the Center unless such installation is incidental to the business of the Tenant and not its primary business, (f) the operation of a daiquiri bar, provided however that Tenant shall be permitted to sell daiquiris as an incidental portion (10% or less of total gross sales) of its karting and food and beverage business, or (g) in violation of any exclusive rights granted to other tenants of the Center.
D. Landlord agrees to use reasonable commercial efforts to provide food For banquets to be held by Tenant. Food shall be charged at Landlord's cost plus 15%. Written requests for food service shall be made to Landlord at least ten (10) days in advance of the event and Landlord shall accept or reject such request within three (3) days.
Such service shall be provided on such other terms and conditions as are mutually acceptable to the parties. Landlord shall have no liability to Tenant if Landlord fails to accept orders for food service requested by Tenant. However, in such case, Tenant shall have the right to order food service from outside catering.
8.2. Prompt Occupancy and Use.
Tenant will occupy the Premises upon the Commencement Date and Thereafter continuously operate and conduct in one hundred percent
(100%) of the Premises during each hour of the entire Lease Term when Tenant is required under this Lease to be open for business the business permitted under Section 8.1 hereof, with a full staff and full stock of merchandise, using only such minor portions of the Premises for storage and office purposes as are reasonably required. Tenant shall operate the Premises seven (7) days a week, for a weekly average of ten (10) hours per day during such hours as Landlord and Tenant shall agree. Should Tenant cease continuously operating the Premises as required hereunder (except for reasonable periods for repair, renovation or restoration or circumstances beyond its control), Tenant shall be in default hereunder and Landlord shall have the right to recapture the Premises.
8.3. Conduct of Business/Employees A. The business conducted from the Premises shall be conducted (a) under the name "Fastraxx", "Fastraxx Las Vegas Indoor Karting", or "Fastraxx at the Strat" or such other name as may be used by all of Tenant's stores in the State of Nevada then operating under the name then in use at the Premises, unless another name is previously approved in writing by the Landlord, or unless another name is required by a court of law or governmental decree in compromise thereof; and (b) in such manner as shall comply with
Section 8.2 of this Lease. Tenant shall keep the Premises open for business on such days, nights and hours as shall be set from time to time by Tenant with Landlord's approval which shall not unreasonably be withheld.
B. All employees at the Premises will be hired and supervised by Tenant. Tenant is responsible and liable to pay all wages, taxes, benefits, workers compensation and any other applicable state or federal taxes. Tenant acknowledges that it may be required to use union labor in accordance with Landlord's contract with the Collective Bargaining Agreement between Stratosphere Gaming Corporation and Culinary Workers Union, Local 226 & Bartenders Union, Local 165. Tenant acknowledges that the Project includes a first-class hotel and that the maintenance of Landlord's and the Hotel's reputation and the goodwill of all of Landlord's guests and invitees is absolutely essential to Landlord and that any impairment thereof whatsoever will cause great damage to Landlord. Tenant therefore covenants that it shall operate the Premises in accordance with the highest standards of honesty, integrity, quality and courtesy so as to maintain and enhance the reputation and goodwill of Landlord and the Hotel. Tenant agrees to properly train all employees and to continuously monitor the performance of each of Tenant's employees at the Premises to insure that such standards are consistently maintained. Tenant further agrees, as a material inducement to Landlord, that repeated failure to maintain such standards or repeated complaints from customers or guests which Landlord after consultation with Tenant determines have a factual basis shall be deemed a material breach of this Lease by Tenant and an event of default. Tenant acknowledges and agrees that the type and quality of the merchandise displayed and/or sold in the Premises and the furniture, fixtures and equipment within the Premises shall, at all times, be in keeping with and shall not be inconsistent with or detrimental to the image, appearance or operation of the Project and the services connected therewith.
8.4. Operating by Tenant.
Tenant covenants and agrees that it will not place or maintain any merchandise, vending machines or other articles which constitute unreasonable obstructions to the ingress to or egress from the Premises in any vestibule or entry of the Premises or outside the Premises; not permit any gaming or gaming devices in the Premises other than those provided by Landlord; not permit the sound emanating from the Premises to any other area of the Project to exceed levels acceptable to Landlord; store garbage, trash, rubbish and other refuse in rat-proof and insectproof containers inside the Premises, and remove the same frequently and regularly and, if directed by Landlord, by such means and methods and at such times and intervals as are designated by Landlord, all at Tenant's expense which expense shall be reasonable and competitive; not permit any objectionable advertising medium other than interior signs to be visible, outside the Premises; keep all mechanical equipment free of vibration and noise and in good working order and condition; not commit or permit waste or a nuisance upon the Premises; not permit or cause odors to emanate or be dispelled from the Premises; not solicit business in the Common Areas nor distribute advertising matter to, in or upon any Common Areas without prior written permission from Center management; use reasonable efforts to not permit the loading or unloading or the parking or standing of delivery vehicles outside any area designated thereof; not permit any use of vehicles which will interfere with the use of any Common Areas; comply with all laws, recommendations, ordinances, rules and regulations of governmental, public, private and other authorities and agencies, including those with authority over insurance rates, with respect to the use or occupancy of the Premises, and including but not limited to the Williams-Steiger Occupational Safety and Health Act, provided that Landlord shall cause the roof, foundations and other structural portions of the Premises to comply with such laws, recommendations, rules, ordinances and regulations unless any changes to the structural portions of the Premises are occasioned by Tenant's particular use thereof;
light the show windows of the Premises and all signs each night of the year for not less than one (1) hour after the Premises is permitted to be closed; not permit any noxious, toxic or corrosive fuel or gas, dust, dirt or fly ash on the Premises except within track area or storage area subject to Section 8.8; not place a load on any floor in the Center which exceeds the floor load per square foot which such floor was designed to carry.
8.5. Potential Conflict.
Tenant acknowledges that Landlord has or will enter into other leases within the Center and that the products offered or sold hereunder may, during the term, create a conflict with the products offered or sold by such other lessees. In the event of a controversy between Tenant and Landlord or Tenant and the lessee or operator of any other business in the Center relating to the type or selling price of any product to be sold in, or from the Premises, Landlord shall have the sole right to resolve such controversy. In the event that Tenant fails or refuses to abide by the decision of Landlord, such failure or refusal shall be deemed a material breach and an event of default. Landlord shall have no obligation to commence any legal proceeding to enforce the provisions of this Section. Notwithstanding the foregoing, if Tenant disagrees with Landlord's decision Tenant, at Tenant's sole cost and expense (including all attorney's fees and costs that may be incurred by Landlord) may institute legal proceedings to resolve such controversy. If Tenant initiates a legal proceeding as permitted hereunder within twenty (20) days after Landlord's notice of its determination of controversy and Tenant diligently prosecutes such action to completion, Landlord will not exercise its remedies for default hereunder. Landlord shall not be required to join in any such legal proceedings unless the provisions of any Legal Requirement at the time in effect shall require that such legal proceedings be brought by and/or in the name of the Landlord, in which event Landlord shall join in such legal proceeding or permit the same to be brought in its name and shall without charge execute and deliver to Tenant all papers that Tenant may reasonably request for that purpose. Landlord shall not be subject to any liability for the payment of any costs or expenses in connection with any legal proceeding brought by Tenant. Tenant shall save harmless, indemnify (to the maximum extent permitted by law), and at such indemnitee's option, defend Landlord, Overlandlord and their respective agents, employees, members, officers, directors and mortgagees, if any, from and against any and all liability, loss, liens, claims, demands, judgments, damages, costs, expenses, fees (including reasonable attorneys' fees), fines, penalties, suits, judgments, proceedings, actions and causes of action of any and every kind and nature arising or growing out of or in any way connected with or arising from such legal proceedings brought by Tenant. Tenant shall promptly comply with any injunction issued against Landlord because of a conflict with another tenant regarding Tenant's use or is issued against Tenant or any of its subtenants, licensees, concessionaires or other occupants of the Premises. Tenant shall be required to comply with such injunction notwithstanding any other provision of this section and the failure to do so will constitute a material default hereunder and Landlord will be free to exercise its remedies hereunder regardless of the pendency of any action commenced by Tenant as permitted hereunder.
8.6. Storage.
Tenant shall store in the Premises only merchandise or equipment and other items that Tenant intends to sell at, in or from the Premises, or otherwise use in the provision of the services offered by Tenant within a reasonable time after receipt thereof.
8.7. Painting, Decorating, Displays, Alterations.
A. Tenant will not paint, decorate or change the architectural treatment of any part of the exterior of the Premises nor any part of the interior of the Premises visible from the exterior or make any structural alterations, additions or changes in the Premises without Landlord's written approval thereto, which approval shall not be unreasonably withheld or delayed by Landlord. Tenant will promptly remove any paint, decoration, alteration, addition or charges applied or installed without Landlord's approval and restore the Premises to an acceptable condition or take such other action with respect thereto as Landlord directs. B. Tenant will install and maintain at all times, subject to the other provisions of this Section 8.7, merchandise displays in any show windows on the Premises; the arrangement, style, color and general appearance thereof and of displays in the interior of the Premises which are visible from the exterior, including, but not limited to, window displays, advertising matter, signs, merchandise and store fixtures, shall be maintained in keeping with Tenant's customary methods of so doing, as determined in the exercise of its reasonable business judgment. Tenant shall promptly remove any window display or other display visible from the exterior of the Premises that is not in keeping with the character of the Center, as determined by Landlord in its sole discretion.
8.8. Emissions and Hazardous Materials.
A Tenant shall not, without the prior written consent of Landlord, cause or knowingly permit, any Hazardous Material (hereinafter defined) to be brought or remain upon, kept, used, discharged, leaked, or emitted in or about, or treated at the Premises or cause or knowingly permit any Hazardous Materials to be brought or remain upon, kept, used, discharged, leaked, or emitted in or about, or treated at, the Center by Tenant or Tenant's agents, employees, contractors, vendors or others over which Tenant has a substantial amount of control. As used in this Lease, "Hazardous Material(s)" shall mean any hazardous, toxic or radioactive substance, material, matter or waste which is or becomes regulated by any federal, state or local law, ordinance, order, rule, regulation, code or any other governmental restriction or requirement, and shall include asbestos, petroleum products and the terms "Hazardous Substance" and "Hazardous Waste" as defined in the Comprehensive Environmental Response, Compensation and Liability Act, as amended in 42 U.S.C. Section 9601 et seq. ("CERCLA"), and the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901 et seq. ("RCRA"). Notwithstanding the foregoing, Landlord hereby consents to Tenant's use of the gasoline and oil used to power the karts and small quantities of cleaning fluids kept upon the Premises in connection with the permitted use of the Premises pursuant to Section 8.1 of this Lease, provided that such gasoline, oil and cleaning fluids are used, handled, transported, stored and disposed of in strict compliance with all applicable federal, state and local laws, statutes, rules, regulations, codes, ordinances and other governmental restrictions and requirements. To obtain Landlord's consent for any other Hazardous Materials, Tenant shall prepare an "Environmental Audit" for Landlord's review. Such Environmental Audit shall list: (1) the name(s) of each Hazardous Material and a Material Safety Data Sheet (MSDS) as required by the Occupational Safety and Health Act; (2) the volume proposed to be used, stored and/or treated at the Premises (monthly); (3) the purpose of such Hazardous Material; (4) the proposed on-premises storage location(s); (5) the name(s) of the proposed off-premises disposal entity; and (6) an emergency preparedness plan in the event of a release of Hazardous Materials. Additionally, the Environmental Audit shall include copies of all required federal, state, and local permits concerning or related to the proposed use, storage, or treatment of any Hazardous Material(s) at the Premises. Tenant shall submit a new Environmental Audit whenever it proposes to use, store, or treat a new Hazardous Material at the Premises or when the volume of existing Hazardous Materials to be used, stored, or treated at the Premises expands by ten percent (10%) during any thirty (30) day period. If Landlord in its reasonable judgment finds the Environmental Audit acceptable, then Landlord shall deliver to Tenant Landlord's written consent. Notwithstanding such consent, Landlord may revoke its consent upon: (1) Tenant's failure to remain in full compliance with applicable environmental permits and/or any other requirements under any federal, state, or local law, ordinance, order, rule, regulation, code or any other governmental restriction or requirement (including but not limited to CERCLA and RCRA) related to environmental safety, human health, or employee safety; (2) the Tenant's business operations pose or potentially pose a human health risk or other tenants; or (3) the Tenant expands its use, storage, or treatment of any Hazardous Material(s) in a manner inconsistent with the safe operation of a shopping center. Should Landlord consent in writing to Tenant bringing, using, storing or treating any Hazardous Material(s) in or upon the Premises or the Center, Tenant shall strictly obey and adhere to any and all federal, state or local laws, ordinances, orders, rules, regulations, codes or any other governmental restrictions or requirements (including but not limited to CERCLA and RCRA) which in any way regulate, govern or impact Tenant's possession, use, storage, treatment or disposal of said Hazardous Material(s). In addition, Tenant represents and warrants to Landlord that (1) Tenant shall apply for and remain in compliance with any and all federal, state or local permits in regard to Hazardous Materials; (2) Tenant shall report to any and all applicable governmental authorities any release by Tenant and/or any of Tenant's employees, agents, representatives or contractors of reportable quantities of any Hazardous Material(s) as required by any and all federal, state or local laws, ordinances, orders, rules, regulations, codes or any other governmental restrictions or requirements; (3)
Tenant, within five (5) days of receipt, shall send to Landlord a copy of any notice, order, inspection report, or other document issued by any governmental authority relevant to the Tenant's compliance status with environmental or health and safety laws; and (4) at the termination of this Lease, Tenant shall remove from the Premises all Hazardous
Materials placed thereon by Tenant and/or any of Tenant's employees, agents, representatives or contractors and/or knowingly permitted thereon by Tenant. B. In addition to, and in no way limiting, Tenant's duties and obligations as set forth in Section 11.6 of this Lease, should Tenant breach any of its duties and obligations as set forth in this Section 8.8 of this Lease, or if the presence of any Hazardous Material(s) on the Premises results in contamination of the Premises, the Center, any land other than the Center, the atmosphere, or any water or waterway (including groundwater), or if contamination of the Premises or of the Center by any Hazardous Material(s) otherwise occurs for which Tenant is otherwise liable to Landlord for damages resulting therefrom, Tenant shall indemnify, save harmless and, defend Landlord, its contractors, agents, employees, partners, officers, manager, members, directors, and mortgagees, if any, from any and all claims, demands, damages, expenses, fees, costs, fines, penalties, suits, proceedings, actions, causes of action, and losses of any and every kind and nature (including, without limitation, diminution in value of the Premises or the Center, damages for the loss or restriction on use of the rentable or usable space or of any amenity of the Premises or the Center, damages arising from any adverse impact on marketing space in the Center, and sums paid in settlement of claims and for attorney's fees, consultant fees and expert fees, which may arise during or after the Lease Term or any extension thereof as a result of such contamination). This includes, without limitation, costs and expenses, incurred in connection with any investigation of site conditions or any cleanup, remedial, removal or restoration work required by any federal, state or local governmental agency or political subdivision because of the presence of Hazardous Material(s) on or about the Premises or the Center, or because of the presence of Hazardous Material(s) anywhere else which came or otherwise emanated from Tenant or the Premises. Without limiting the foregoing, if the presence of any Hazardous Material(s) on or about the Center caused or permitted by Tenant or on or about the Premises results in any contamination of the Premises or the Center, Tenant shall, at its sole expense, promptly take all actions and expense as are necessary to return the Premises and/or the Center to the condition existing prior to the introduction of any such Hazardous Material(s) to the Premises or the Center; provided, however, that Landlord's approval of such actions shall first be obtained in writing.
8.9. Sales and Dignified Use.
No public or private auction or any "fire," "going out of business," bankruptcy or similar sales or auctions shall be conducted in or from the Premises and the Premises shall not be used except in a dignified and ethical manner consistent with the general high standards of merchandising in the Center and not in a disreputable or immoral manner and not in violation of national, state or local laws. Tenant shall not sell, give away or furnish any goods or devices which Landlord in Landlord's sole discretion deems to be drug paraphernalia, pornographic, in extremely bad taste or detrimental to the character of the Project or to Landlord.
8.10. Gaming Authorities.
If at any time (a) Tenant or any person associated in any way with Tenant is denied a license, found unsuitable, or is denied or otherwise unable to obtain any other Approval (as defined herein) with respect to the Premises, the Center or the Project by the Nevada Gaming Commission or any other agency or subdivision of the State of Nevada, or any other agency or subdivision thereof or any other government regulating gaming (collectively "Gaming Authorities"), is required by any Gaming Authority to apply for an Approval and does not apply within any required time limit, as the same may be extended by such Gaming Authority, withdraws any application for Approval other than upon a determination by the applicable Gaming Authority that such Approval is not required, and if the result of the foregoing has or would have an adverse effect on Landlord or any Affiliate (as defined herein) of Landlord or does or would materially delay obtaining any Approval; or (b) any Gaming Authority commences or threatens to commence any suit or proceeding against Landlord or any Affiliate of Landlord or to terminate or deny any Approval of Landlord or any Affiliate of Landlord as a result of Tenant or any person associated with Tenant (all of the foregoing events described in (a) and (b) above are collectively referred to as a "Denial"), Landlord may terminate this Lease by written notice to Tenant; provided, however, that if Landlord exercises its right to terminate this Lease pursuant to this Section solely as the result of an association of Tenant or any person associated with Tenant which is the subject of a Denial, this Lease shall not terminate if Tenant ends such association within thirty (30) days of such notice of termination or within such longer period of time, if any, as the Gaming Authority gives for terminating such association. Tenant and all such persons associated with Tenant shall promptly, and in all events within any time limit established by law, regulation or such Gaming Authority, furnish each Gaming Authority any information requested by such Gaming Authority and shall otherwise fully cooperate with all Gaming Authorities. A person shall be deemed associated with Tenant if that person directly or indirectly owns any equity interest in Tenant, any equity interest in such person is directly or indirectly owned by Tenant, any equity interest in such person is directly or indirectly owned by a person directly or indirectly having an equity interest in Tenant (all of the foregoing are hereinafter referred to as "Tenant Affiliates"), such person is employed by Tenant or a Tenant Affiliate, is an officer, director or agent of Tenant or a Tenant Affiliate, or has the power to exercise a significant influence over Tenant or a Tenant Affiliate. Tenant represents to Landlord that neither Tenant, nor, to the best of Tenant's knowledge, any person associated with Tenant, is unwilling to file all necessary applications to obtain whatever Approvals may be required of such persons in connection with the lease. To the best of Tenant's knowledge, neither Tenant nor any person associated with Tenant has ever engaged in any conduct or practices that any of the foregoing persons should reasonably believe would cause such person or entity to be denied any Approval. The term "Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person or any officer, director, trustee or general partner of either of such persons. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities or by agreement or otherwise. "Approval" means any license, finding of suitability or any other approval or permit by or from the Gaming Authorities.

ARTICLE 9
MAINTENANCE OF LEASED PREMISES
9.1. Maintenance by Landlord.
Landlord agrees to keep in good structural order, condition and repair the exterior walls, floor and roof of the Premises, except for reasonable wear and tear and except for any damage thereto caused by any act or negligence of Tenant or its agents, employees, servants, contractors, subtenants, licensees, customers or business invitees. Landlord shall keep or cause to be kept at Landlord's sole cost and expense, the foundations, utility systems outside the Premises that serve the Premises, and structural portions of the walls of the Premises in good order, repair and condition (including doing such things as are necessary to cause the roof, foundation and structural portions of the Premises to comply with applicable laws, rules, ordinances, regulations and orders, unless any change thereto is necessitated by Tenant's particular use of the Premises). Landlord shall commence required repairs as soon as reasonably practicable after receiving written notice from Tenant thereof. This Section 9.1 shall not apply in case of damage or destruction by fire or other casualty or condemnation or eminent domain. The obligations of Landlord shall be controlled by Articles 15 and 16 in the event of fire, casualty, condemnation or eminent domain. Except as provided in this Section 9.1, Landlord shall not be obligated to make repairs, replacements or improvements of any kind upon the Premises, or to any equipment, merchandise, stock in trade, facilities or fixtures therein, all of which shall be Tenant's responsibility, but Tenant shall give Landlord prompt written notice of any accident, casualty, damage or other similar occurrence in or to the Premises or the Common Areas of which Tenant has knowledge.
9.2. Maintenance by Tenant.
Tenant shall at all times keep the Premises (including all entrances and vestibules) and all partitions, window and window frames and moldings, glass, store fronts, the interior and exterior of all doors, all door openers, fixtures, equipment and appurtenances thereof (including lighting, heating, electrical, plumbing, ventilating and air conditioning fixtures and systems and other mechanical equipment and appurtenances), all parts of the Premises, and Tenant's improvements, in good order, condition and repair and in a clean, orderly, sanitary and safe manner, damage by casualty excepted (including, but not limited to, doing such things as are necessary to cause the Premises to comply with applicable laws, ordinances, rules, regulations and orders of governmental and public bodies and agencies, such as but not limited to the Williams-Steiger Occupational Safety and Health Act and the Americans with Disabilities Act, except as provided in Section 9.1 above). If Tenant fails to perform its obligations hereunder, Landlord without notice may but shall not be obligated to, perform Tenant's obligations or perform work resulting from Tenant's acts, actions or omissions and add the cost of the same to the next installment of Minimum Monthly Rent due hereunder to be repaid in full.
9.3. Surrender of Premises.
At the expiration or earlier termination of the Lease Term, Tenant shall surrender the Premises in good condition and repair and damage by casualty excepted, and deliver all keys for, and all combinations on locks, safes and vaults in, the Premises to Landlord at Landlord's notice address as specified in Section 24.7 or, at Landlord's option, to the office of the Center's general manager.

ARTICLE 10
SIGNS, AWNINGS, CANOPIES, FIXTURES, ALTERATIONS
10.1. Fixtures.
All fixtures installed by Tenant shall be new unless Landlord grants consent for the use of used fixtures (such as ready built bar, like-new tables, chairs, glass display cases, track barriers, stairways, escalators, etc.).
10.2. Removal and Restoration by Tenant.
All alterations, changes and additions and all improvements, including Leasehold improvements, made by Tenant, or made by Landlord on Tenant's behalf, whether part of Tenant's Work or not and whether or not paid for wholly or in part by Landlord, shall remain Tenant's property for the Lease Term. Any alterations, changes, additions and improvements shall immediately upon the termination of this Lease become Landlord's property, be considered part of the Premises, and not be removed at or prior to the end of the Lease Term without Landlord's written consent. If Tenant fails to remove any shelving, decorations, equipment, trade fixtures or personal property from the Premises prior to the end of the Lease Term, they shall become Landlord's property and Tenant shall repair or pay for the repair of any damage done to the Premises resulting from removing same, but not for painting or redecorating the Premises.
10.3. Tenant's Liens.
Tenant shall not suffer any mechanics' or materialmen's lien to be filed against the Premises or the Center by reason of work, labor, services or materials performed or furnished to Tenant or anyone holding any part of the Premises under Tenant. Tenant agrees that it will make full and prompt payment of all sums necessary to pay for the costs of Tenant's Work, all repairs and permitted alterations, improvements, changes and other work done by or for the benefit of Tenant in or to the Premises and further agrees to indemnify and save harmless Landlord from and against any and all costs and liabilities incurred by Landlord against any and all construction, mechanics', materialmen's, laborers' and other statutory or common law liens arising out of or from such work, or the cost thereof, which may be asserted, claimed or charged against all or any part of the Premises or the Center, provided that this shall not prevent Tenant from disputing any claim. Notwithstanding anything to the contrary set forth in this Lease, the interest of Landlord, Over landlord or any other party with an interest in all or any part of the Premises, the Center or the Project shall not be subject to any liens of any kind for improvements or work made or done by or at the instance, or for the benefit, of Tenant whether or not the same shall be made or done by or at the permission or by agreement between Tenant and Landlord, and it is agreed that in no event shall Landlord, or the interest of Landlord, Over landlord or any other party with an interest in the Premises, the Center, the Project or any portion thereof, be liable for or subjected to construction, mechanics', materialmen's, laborers' or other statutory or common law liens for improvements or work made or done by or at the instance of Tenant, or which Tenant is responsible for payment under the terms hereof or otherwise, and all persons dealing with or contracting with Tenant or any contractor of Tenant are hereby put on notice of these provisions. In the event any notice, claim or lien shall be asserted or recorded against the interest of Landlord, Over landlord or any other party with in an interest in all or any part of the Premises, the Center or the Project, or any portion thereof, on the account of or extending from any improvement or work made or done by or at the instance, or for the benefit, of Tenant, or any person claiming by, through or under Tenant, or from any improvement or work the cost of which is the responsibility of Tenant, then Tenant agrees to have such notice, claim or lien canceled, discharged, released or transferred to other security in accordance with applicable Nevada statutes within thirty (30) days after the filing thereof (or such shorter period of time as may be reasonably required under the circumstances if Landlord's, Over landlord's or any of their respective mortgagee's interest in the Premises, the Center or the Project is in immediate jeopardy as a result of or arising out of such lien). In the event of Tenant's failure to release of record any such lien within the aforesaid period, Landlord may remove said lien by paying the full amount thereof or by bonding or in any other manner Landlord deems appropriate, without investigating the validity thereof, and irrespective of the fact that Tenant may contest the propriety or the amount thereof, and Tenant, upon demand, shall pay Landlord the amount so paid out by Landlord in connection with the discharge of said lien, together with interest thereon at the rate set forth in Section
4.2 herein and reasonable expenses incurred in connection therewith, including reasonable attorneys' fees, which amounts are due and payable to Landlord as Additional Rent on the first day of the next following month. Nothing contained in this Lease shall be construed as consent on the part of Landlord to subject Landlord's estate in the Premises to any lien or liability under the lien laws of the State of Nevada. Tenant's obligations to observe and perform any of the provisions of this Section 10.3 shall survive the expiration of the Lease Term or the earlier termination of this Lease. Landlord shall have the right to post and maintain on the Premises any notices of non-responsibility provided for under applicable laws. Tenant may not create or suffer to be created a security interest or other lien against any improvements, additions or other construction made by Tenant in or to the Premises or against any equipment or fixtures installed by Tenant other than Tenant's personal property without Landlord's prior written consent.
10.4. Signs, Awnings and Canopies.
Tenant will not place or permit on any exterior door or window or any wall of the Premises or otherwise, any sign, awning, canopy, advertising matter, decoration, lettering or other thing of any kind without Landlord's prior approval. Landlord agrees to make space available for Tenant's signage on the front of the building, inside the casino, and at the top and bottom of the escalators within Phase I of the Center. Tenant shall submit drawings of all proposed signs for Landlord's prior approval. Landlord shall have the right to relocate such signs at Landlord's expense. Any signs, notices, logos, pictures, names, or advertisements that are installed by or for Tenant without Landlord's approval may be removed without notice by Landlord at Tenant's expense.

ARTICLE 11
INSURANCE
11.1. By Landlord.
A. Landlord shall carry commercial general liability insurance on those Portions of the Common Areas included in the Center providing coverage of not less than $5,000,000.00 each occurrence and general aggregate for bodily injury and property damage. B. Landlord shall also carry insurance for fire, extended coverage, vandalism, malicious mischief and other endorsements deemed advisable by Landlord, insuring all improvements on the Center, including the Premises and all leasehold improvements thereon and appurtenances thereto (excluding Tenant's merchandise, trade fixtures, furnishings, equipment, personal property and excluding plate glass) for the full replacement cost thereof, with such deductibles as Landlord reasonably deems advisable after considering standards in the shopping center industry, such insurance coverage to include improvements provided by Tenant as Tenant's Work (excluding wall covering, floor covering, carpeting and drapes).
11.2. By Tenant.
Tenant agrees to carry commercial general liability insurance on the Premises during the Lease Term, covering the Tenant and naming the Landlord, Over landlord and any other entity designated by Landlord as an additional insured for limits of not less than $10,000,000 each occurrence and general aggregate; and products liability of $10,000,000 each occurrence and aggregate or in such higher amounts as Landlord may reasonably require from time to time. Tenant's insurance will include contractual liability coverage recognizing this Lease, and providing that Landlord and Tenant shall be given a minimum of thirty (30) days written notice by the insurance company prior to cancellation, termination or change in such insurance. Tenant also agrees to carry insurance against fire and such other risks as are from time to time required by Landlord, including, but not limited to, a standard "All-Risk" policy of property insurance naming Landlord, Overlandlord (and at Landlord's option, Landlord's mortgagee) as an additional insured protecting against all risk of physical loss or damage, including without limitation, sprinkler leakage coverage (Tenant may self-insure all plate glass in the Premises (including store fronts)), in amounts not less than the actual replacement cost, covering all of Tenant's FF&E, merchandise, trade fixtures, furnishings, wall coverings, floor coverings, carpeting, drapes, equipment and all items of personal property of Tenant located on or within the Premises. Tenant shall also maintain owned and hired automobile liability in the amount of $5,000,000 single occurrence naming Landlord, Over landlord
(and at Landlord's option, Landlord's mortgagee) as additional insureds. Tenant shall provide Landlord with certificates, evidencing that such insurance is in full force and effect and stating the terms thereof on or before the Commencement Date, together with a copy of such policy and thereafter, as to policy renewals, within thirty (30) days prior to the expiration of each such policy. The minimum limits of the comprehensive general liability policy of insurance shall in no way limit or diminish Tenant's liability under Section 11.6 thereof. Tenant may satisfy its insurance obligations under this lease by adding the Premises to its blanket policies only if Tenant's commercial general liability policy has a per location aggregate limit. Tenant shall provide Landlord with evidence of statutory worker's compensation insurance and employer's liability insurance with limits of not less than $1,000,000 prior to the Commencement Date and shall maintain such insurance in effect throughout the term of this Lease. Tenant shall provide Landlord with such other insurance in such amounts as Landlord shall reasonably require. Tenant shall also carry environmental liability insurance in the amount of not less than $5,000,000 per occurrence and additional coverage in amounts reasonably satisfactory to Landlord for any fuel tanks located at the Project. Such insurance shall name the Landlord, Overlandlord (and at Landlord's option, Landlord's mortgagee) as additional insureds.
11.3. Mutual Waiver of Subrogation Rights.
Landlord and Tenant and all parties claiming under them mutually release and discharge each other from all claims and liabilities arising from or caused by any casualty or hazard covered or required hereunder to be covered in whole or in part by all risk insurance on the Premises or Center or in connection with property on or activities conducted on the Premises or Center, and waive any right of subrogation which might otherwise exist in or accrue to any person on account thereof and evidence such waiver by endorsement to the required insurance policies, provided that such release shall not operate in any case where the effect is to invalidate or increase the cost of such insurance coverage (provided, that in the case of increased cost, the other party shall have the right, within thirty (30) days following written notice, to pay such increased cost, thereby keeping such release and waiver in full force and effect.)
11.4. Waiver.
In the absence of intentional or grossly negligent acts of Landlord, Landlord, its agents and employees, shall not be liable for, and Tenant waives all claims for, damage, including but not limited to onsequential damages, to person, property or otherwise, sustained by Tenant or any person claiming through Tenant resulting from any accident or occurrence in or upon any part of the Center including, but not limited to, claims for damage resulting from: (a) any equipment or appurtenances becoming out of repair; (b) Landlord's failure to keep any part of the Center in repair; (c) injury done or caused by wind, water, or other natural element; (d) any defect in or failure of plumbing, heating or air conditioning equipment, electric wiring or installation thereof, gas, water, and steam pipes, stairs, porches, railings or walks; (e) broken glass; (f) the backing up of any sewer pipe or downspout; (g) the bursting, leaking or running of any tank, tub, washstand, water closet, waste pipe, drain or any other pipe or tank in, upon or about the Premises; (h) the escape of steam or hot water; (i) water, snow or ice upon the Premises; (j) the falling of any fixture, plaster or stucco; (k) damage to or loss by theft or otherwise of property or Tenant or others; (l) acts or omissions of persons in the Premises, other tenants in the Center, occupants of nearby properties, or any other persons; and (m) any act of omission of owners or occupants of adjacent or contiguous property, or of Landlord, its agents or employees. All property of Tenant kept in the Premises shall be so kept at Tenant's risk only and Tenant shall save Landlord harmless and defend and indemnify Landlord from all claims arising out of damage to the same, including subrogation claims by Tenant's insurance carrier.
11.5. Insurance Tenant's Operation.
Tenant will not knowingly do or suffer to be done anything that will Contravene Landlord's insurance policies or prevent Landlord from procuring such policies in amounts and companies selected by Landlord. If anything done, omitted to be done or suffered to be done by Tenant in, upon or about the Premises shall cause the rates of any insurance effected or carried by Landlord on the Premises or other property to be increased beyond the regular rate from time to time applicable to the Premises for use for the purpose permitted under this Lease, or such other property for the use or uses made thereof, Tenant will pay the amount of such increase promptly upon Landlord's demand and Landlord shall have the right to correct any such condition at Tenant's expense. In the event that this Lease so permits and Tenant engages in the preparation of food or packaged foods or engages in the use, sale or storage of inflammable or combustible material, Tenant shall install chemical extinguishing devices (such as Ansul) approved by Underwriters Laboratories and Factory Mutual Insurance Company and the installation thereof must be approved by the appropriate local authority. Tenant shall keep such devices under service as required by such organizations. If gas is used in the Premises, Tenant shall install gas cut-off devices (manual and automatic). Landlord acknowledges that the use of the Premises described in Section 8.1 of this Lease will not, per se, be considered to contravene Landlord's insurance policies or prevent Landlord from procuring such policies in amounts and companies selected by Landlord.
11.6. Indemnification.
A. Unless due to the grossly negligent acts or intentional misconduct of Landlord, Tenant shall save harmless, indemnify (to the maximum extent permitted by law), and at such indemnitee's option, defend Landlord, Overlandlord and their respective agents, employees, members, officers, directors and mortgagees, if any, from and against any and all liability, loss, liens, claims, demands, damages, costs, expenses, fees (including reasonable attorneys' fees), fines, penalties, suits, judgments, proceedings, actions and causes of action of any and every kind and nature arising or growing out of or in any way connected with any act, omission or negligence of Tenant, its agents, employees, servants, contractors, subtenants, licensees, customers or business invitees while in, upon, about, or in any way connected with, the Premises, or arising from any accident, injury or damage, howsoever and by whomsoever caused, to any person or property whatsoever, occurring in, upon, about or in any way connected with the Premises or any portion thereof other than as a result of the grossly negligent acts or intentional misconduct of Landlord. B. In the absence of grossly negligent acts or intentional misconduct of Landlord, Landlord shall not be liable to Tenant, or to any other person whatsoever, for any damage occasioned by falling plaster, electricity, plumbing, gas, water, steam, sprinkler or other pipe and sewage system or by the bursting, running or leaking of any tank, washstand, closet or waste of other pipes, nor for any damages occasioned by water being upon or coming upon the Premises or for any damage arising from any acts or neglect of co-tenants or other occupants of the Hotel or of adjacent property or of the public, nor shall Landlord be liable in damage or otherwise for any failure to furnish, or interruption of, service of any utility. Tenant acknowledges and agrees that Landlord's security department and security officers are not responsible for providing security services in the Premises and that all such responsibility is the obligation of Tenant. In no event shall Landlord be liable to Tenant or any third party for the security department's failure to respond to a request for aid or assistance by Tenant.

ARTICLE 12
OFFSET STATEMENT, ATTORNMENT, SUBORDINATION
12.1. Offset Statement.
Within ten (10) business days after Landlord's written request, Tenant Shall deliver, executed in recordable form, a declaration to any person designated by Landlord (a) ratifying this Lease; (b) stating the commencement and termination dates; and (c) certifying (i) that this Lease is in full force and effect and has not been assigned, modified, supplemented or amended (except by such writings as shall be stated),
(ii) that all conditions under this Lease to be performed by Landlord have been satisfied (stating exceptions, if any), (iii) that, no defenses or offsets against the enforcement of this Lease by Landlord exist (or stating those claimed), (iv) as to advance rent, if any, paid by Tenant, (v) the date to which rent has been paid, (vi) as to the amount of security deposited with Landlord, and such other information as Landlord reasonably requires. Persons receiving such statements shall be entitled to rely upon them.
12.2. Attornment.
Tenant shall, in the event of a sale or assignment of Landlord's interest in the Premises or the building in which the Premises is located or this Lease or the Center, or if the Premises or such building comes into the hands of a mortgagee or any other person whether because of a mortgage foreclosure, exercise of a power of sale under a mortgage, or otherwise, attorn to the purchaser or such mortgagee, or other person and recognize the same as Landlord hereunder, so long as any such mortgagee, or purchaser at foreclosure agrees in writing to assume the obligations of Landlord hereunder. Tenant shall execute, at Landlord's request, any attornment agreement required by any mortgagee or other such person to be executed, containing such provisions as such mortgagee or other person requires concerning the status of this Lease.
12.3. Subordination.
A. Tenant agrees that this Lease and Tenant's rights hereunder are Automatically subject and subordinate to the Overlease and to the lien of any mortgage, deed of trust or other encumbrance, together with any renewals, extensions or replacements thereof now or hereafter placed, charged or enforced against the Premises, or any portion thereof, and to execute and deliver at any time, and from time to time, upon demand by Landlord, such documents as may be required to effectuate such subordination, and in the event that Tenant shall fail, neglect or refuse to execute and deliver any such documents to be executed by it within ten (10) days after Landlord's request, Tenant hereby irrevocably appoints Landlord, its successors and assigns, the duly authorized attorney-in-fact of Tenant to prepare, execute and deliver any and all such documents for and on behalf of Tenant. Tenant agrees and acknowledges that the foregoing power of attorney is coupled with an interest. B. This Lease shall be subject and subordinate to any and all construction, operation, reciprocal easement or similar agreements (hereinafter referred to as "Operating Agreements") which have been or will be recorded in the official records of the County wherein the Center is located, and to any and all easements and easement agreements which may be or have been entered into with or granted to any persons heretofore or hereafter, whether such persons are located within or upon the Center or not, and Tenant shall execute such instruments as Landlord requests to evidence such subordination. C. Landlord and Tenant agree that this Lease shall be subject and subordinate to all the terms, covenants and conditions of the Overlease. Tenant agrees to be bound by the provisions of the Overlease. Nothing contained in this Lease shall be construed as creating privity of estate or privity of contract between the Tenant and Overlandlord. Tenant shall not knowingly do or permit to be done any act or thing which will constitute a breach or violation of any of the terms, covenants or conditions of the Overlease or will knowingly cause the Overlease to be terminated or forfeited (other than by expiration of the stated term thereof or by the acts of Landlord, its agents, employees and assigns). D. Tenant will and does hereby indemnify and hold harmless Landlord from and against all loss, costs, damages, expenses and liability including reasonable attorneys' fees which the Landlord may incur or pay out of by reason of any injuries to person or property incurring in, on or about the Leased Premises or by reason of any material breach or default hereunder on Tenant's part based on events arising or occurring during the term of this Lease. At Overlandlord's request, Tenant agrees to attorn to Overlandlord as Landlord hereunder in the event the Overlease is terminated for any reason.
12.4. Failure to Execute Instruments.
Tenant's failure to execute instruments or certificates provided for in this Article 12 within ten (10) business days after the mailing by Landlord of a written request shall constitute the agreement of Tenant to the content of any such instrument or certificate.

ARTICLE 13
ASSIGNMENT, SUBLETTING AND CONCESSIONS
13.1. Consent Required.
Except as otherwise provided herein or in Section 13.2 or 13.3, Tenant shall not sell, assign, mortgage, pledge, encumber or in any manner transfer this Lease or any interest therein, nor sublet all or any part of the Premises, nor license concessions nor lease departments therein, nor allow any other entity or person to occupy the Premises without Landlord's prior written consent in each instance, which consent may be granted or withheld in Landlord's sole discretion but which will not unreasonably be withheld. Consent by Landlord to any assignment, subletting, license or occupancy shall not waive the necessity for consent to any subsequent assignment, subletting, license or occupancy. This prohibition shall include a prohibition against any subletting or assignment by operation of law. If this Lease is assigned or the Premises or any part sublet or occupied by anybody other than Tenant, Landlord may collect rent from the assignee, subtenant or occupant and apply the same to the rent herein reserved, but no such assignment, subletting, occupancy or collection of rent shall be deemed a waiver of any restrictive covenant contained in this Section 13.1 or the acceptance of the assignee, subtenant or occupant as tenant, or a release of Tenant from the performance by Tenant of any covenants on the part of Tenant herein contained. Any assignment or subletting (a) as to which Landlord has consented; or (b) which is required by reason of a final nonappealable order of a court of competent jurisdiction; or
(c) which is made by reason of and in accordance with the provisions of any law or statute, including, without limitation, the laws governing bankruptcy, insolvency or receivership, shall be subject to all terms and conditions of this Lease, and shall not be effective or deemed valid unless, at the time of such assignment or subletting:
A. Each assignee or sublessee shall agree, in a written agreement Satisfactory to Landlord, to assume and abide by all of the terms and provisions of this Lease, including those which govern the permitted uses of the Premises described in Article 8 herein; and B. Each assignee or sublessee has submitted a current financial statement, audited by a certified public accountant, showing a net worth and working capital in amounts reasonably determined by Landlord to be sufficient to assure the future performance by such assignee or sublessee of Tenant's obligations hereunder; and C. Each assignee or sublessee has submitted, in writing, evidence satisfactory to Landlord (i) that the assignee or sublessee has substantial experience in the operation of businesses similar to Tenant's (such as amusement park operations) and of comparable size and substantial experience in the sale of merchandise and the provision of the services permitted under Article 8 of this Lease or (ii) that the assignee or sublessee has entered into employment agreements with Tenant's general manager, director of marketing, director of sales and director of track operations for a period of at least one year or be liable for the payment to each employee of not less than one year's severance pay; and D. The business reputation of each assignee or sublessee shall meet or exceed generally acceptable commercial standards; and E. The use of the Premises by each assignee or sublessee shall not be changed and shall not violate, or create any potential violation of applicable laws, codes or ordinances, nor violate any other agreements (excluding agreements with Landlord's mortgagee or lender) affecting the Premises, Landlord or other tenants in the Center; and
F. In the event of any assignment or subletting as provided under this Article, there shall be paid to Landlord, in addition to the Minimum Annual Rent and other charges due Landlord pursuant to this Lease, as Additional Rent, the excess, if any, of the rent and other charges payable by the assignee or sublessee over the Minimum Annual Rent and other charges payable under the Lease to Landlord by Tenant pursuant to this Lease. Such Additional Rent shall be paid to Landlord concurrently with the payments of Minimum Annual Rent required under this Lease, and Tenant shall remain primarily liable for such payments. Notwithstanding any assignment or subletting, Tenant shall remain fully liable on this Lease and for the performance of all terms, covenants and provisions of this Lease. G. Neither Tenant nor any other person having an interest in the possession, use, occupancy or utilization of the Premises shall enter into any lease, sublease, license, concession, assignment or other agreement for use, occupancy or utilization for space in the Premises which provides for rental or other payment for such use, occupancy, or utilization based in whole or in part on the net income or profits derived by any person from the party leased, used, occupied or utilized (other than an amount based on a fixed percentage or percentages of receipts or sales), and that any such proposed lease, sublease, license, concession, assignment or other agreement shall be absolutely void and ineffective as a conveyance of any right or interest in the possession, use, occupancy or utilization of any part of the Premises.
13.2. Change in Ownership.
If Tenant or the guarantor of this Lease, if any, is a corporation the stock of which is not traded on any national securities exchange (as defined in the Securities Exchange Act of 1934, as amended), then the following shall constitute an assignment of this Lease for all purposes of this Article 13: (a) the merger, consolidation or reorganization of such corporation; and/or (b) the sale, or transfer directly or indirectly, cumulatively or in one transaction, of any voting stock, by Tenant or the guarantor of this Lease or the stockholders of record of either as of the date of this Lease, or any interest in an entity that owns or controls Tenant which results in a change in the voting control of Tenant or the guarantor of this Lease, except any such transfer by inheritance or testamentary disposition. If Tenant or the guarantor of this Lease, if any, is a joint venture, limited liability company, partnership or other association, then for all purposes of this Article 13, the sale, or transfer, directly or indirectly, cumulatively or in one transaction, of either voting control or of more than a thirty percent (30%) interest in Tenant or any entity that owns or controls (as hereinafter defined) Tenant, or the termination of any joint venture, limited liability company, partnership or other association, shall constitute an assignment, (including the transfer of an interest in any entity that owns or controls Tenant) except any such transfer by inheritance or testamentary disposition. Nothing contained in this Section 13.2 shall prohibit a public offering of Tenant's stock. The following events shall not be deemed an assignment of this Lease or a subletting of the Premises provided that the same do not result in a change of control (as hereinafter defined) of Tenant: the transfer by individuals (each a "Transferor') of shares of stock or membership interests in Tenant, in any entity that is a member of Tenant, or in any entity that otherwise holds, directly or indirectly, any other beneficial interest in Tenant or its members (collectively, the "Ownership Interests") (i) to or among the Immediate Family Members of such Transferor, or (ii) to a living trust for estate planning purposes, or by will or intestacy, or (iii) to other shareholders or members of Tenant or any holder of an Ownership Interest, or (iv) to Limited Liability companies or other entities controlled by the holders of Ownership Interests in Tenant. For purposes of this Section, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of Tenant, whether through the ownership of voting securities, by contract or otherwise. As of the date hereof, control is vested in Fastraxx Management Company, LLC whose current managing members are Paul Gastwirth and Geoffrey Levy. Landlord will not unreasonably withhold its consent to the transfer of control to Immediate Family Members. "Immediate Family Member" means a spouse, sibling, child, the spouse of a child, or the grandchild of an individual stockholder or member or a trust established for such Immediate Family Member. Any other transfer that results in a change of control is subject to Landlord's prior written consent as provided in
Section 13.1
13.3 Right of First Refusal
Tenant agrees that Tenant shall be a single purpose entity and that Tenant will not be liable for the obligations of any other entity. If Tenant or any of its members or any its member's members or the holder of any other equity interest in Tenant, receives and wishes to accept a bona fide written offer from a third party (a "Third-Party Offer") to purchase all or any portion of Tenant's operations at the Premises or all of any member's interest in Tenant or of any member's interest in a member of Tenant (including, without limitation, an assignment of this Lease) or to acquire all or any portion of the equity interests in the Tenant, Tenant must give written notice of the offer, including the price and all other terms thereof, to the Landlord ("Tenant's Notice"). Landlord may elect, by written notice (an
"Exercise Notice") to Tenant within thirty (30) days after the date of Tenant's notice, to buy the operations or interest or portion thereof that is the subject of the Third-Party Offer (the "Offered Interest"). If Landlord accepts the Offered Interest, Landlord shall be obligated to close the sale or sales of the Offered Interest on the terms specified in the Third Party Offer. This right shall be a continuing right during the entire Term of this Lease, including any Extension Terms and shall be binding on any successor or assign of Tenant. The provisions hereof shall apply to every Third-Party Offer. Should Landlord determine not to exercise its rights hereunder with regard to a particular offer the transferring owner shall be free, without further obligation, to proceed with the sale to the Third Party offer, subject to the continuing right of first refusal on future sales by the purchaser.
If the transaction fails to close on the terms set forth in Tenant's Notice within ninety (90) days of the date thereof or if the terms of such Third Party Offer shall change in any material respect, Tenant shall again send a notice to Landlord under the terms of this provision. In the event Landlord does not elect to exercise its rights hereunder Tenant shall comply with the provisions of Section 13.1 in connection with any Third Party Offer.

ARTICLE 14
MARKETING AND ADVERTISING
14.1. Sales
Tenant agrees that it shall participate and cooperate in all special sales and promotions sponsored by the Landlord, provided the same shall result in no additional expense to Tenant. The failure of any other tenant to participate in such sales or promotions shall not affect Tenant's obligations hereunder. Tenant may, with the prior written consent of Landlord, incorporate the Landlord's Name (as defined below) and/or logo in all merchandise created for Tenant containing Tenant's name or logo. Tenant and Landlord agree to cooperate in each other's promotions and advertising in order to cross-market as much as is commercially reasonable. All use of the Landlord's Name or logo or the Tenant's name or logo shall be subject to the prior approval of the other party except that Landlord shall be authorized to use the Tenant's name and logo in all general advertising for the Project. Tenant shall be authorized to use Landlord's Name as set forth in
Section 14.2 below.
14.2. Promotion.
Tenant shall refer to the Center under the name "The Tower Shops at Stratosphere", "the Strat", or such other name as Landlord may elect (the "Name") in designating the location of the Premises in all newspaper and other advertising and in all other references to the location of the Premises, and list this location first in such advertising. Notwithstanding anything to the contrary contained herein, Tenant may not use the name, picture or representation of the Hotel, Tower, Casino or any other portion of the Project, except that, to the extent that Landlord has permitted the name of the Hotel, Tower, Casino or any other portion of the Project to be used as part of the Name. The Name shall be used in referring to the Center. Tenant may use the Name in connection with items using the Tenant's trade name with the prior consent of the Landlord. The rights granted herein to the Name do not include the right to use any of the "Stratosphere" trademarks and/or service marks, nor shall Tenant be permitted to use the Name in any manner other than as the name and address of the Center except to the extent Landlord has allowed Tenant to incorporate the name and/or all of a portion of any of the "Stratosphere" trademarks and/or service marks in Tenant's name, fictitious name or in any other manner.
Tenant shall not have the right to use the Name to market or to make any product that has the Name on the product other than as specifically consented to in writing by Landlord. All signage and literature of or on behalf of Tenant using the Name shall be submitted to Landlord for prior written approval as to form and content, such approval to be at the discretion of Landlord. Landlord makes no representation of any kind and gives no warranty of any kind, express or implied, as to the right of Tenant to use the Name or any portion thereof. It is expressly agreed and understood by the parties hereto that any claim by any third party regarding the Name shall be the sole and complete responsibility of Tenant and Landlord shall have no obligation of any kind, including, but not limited to, any obligation to defend Tenant or to assist Tenant in its defense of any action with said third party. Further, Tenant shall have no rights to register the Name or take any action against third parties regarding an alleged infringement of the Name or any part thereof. The rights granted to Tenant pursuant to this Section
14.3 shall terminate upon the expiration of the Lease Term or the earlier termination of this Lease or Landlord's cessation of the use of the Name or termination of Landlord's right to use the Name. The rights granted herein shall not be assigned or sublicensed to any third party, other than in accordance with the provisions of this Section 14.3 or to the assignee or sublessee of Tenant's interest in this Lease pursuant to a permitted assignment or sublease. Should Landlord reasonably determine that any advertising by Tenant adversely affects the image, reputation or operation of the Center, Hotel, Casino, Tower or any other portion of the Project, or promotes any competitor of Landlord or its Affiliates in the gaming, hotel and/or other business, Tenant shall cease such advertising promptly upon receipt of notice to do so from Landlord. Tenant shall not use with respect to the Center a name the same or substantially the same as a name then used by Landlord or its Affiliates at the Hotel, Casino, Tower or any other portion of the Project. The prohibitions set forth in this Section 14.3 are for the benefit of and directly enforceable by Landlord. Landlord represents that the trade name "Fastraxx", "Fastraxx Las Vegas Indoor Karting", "Fastraxx at the Strat" is not in conflict with the Name.
14.3 Sponsorship Participation Tenant may agree to participate in project-wide sponsorship agreements Providing that tenants and operators within the project shall use a specific brand of product to the extent that such agreement requires Tenant's participation.

ARTICLE 15
INTENTIONALLY OMITTED

ARTICLE 16
DESTRUCTION OF PREMISES
16.1. Complete Destruction; Repairs.
In the case of the total destruction of the Premises, or any material portion thereof or of the Center substantially interfering with Tenant's use of the Premises, not caused by the fault or negligence of Tenant, its agents, employees, servants, contractors, subtenants, licensees, consumers or business invitees ("Destruction"), this Lease shall terminate except as herein provided. If Landlord notifies Tenant in writing within ninety (90) days of such Destruction of Landlord's election to repair said damage to the Premises, and if Landlord proceeds to and does repair such damage with reasonable dispatch, the Lease shall not terminate, but shall continue in full force and effect, except that if Tenant is unable to operate its karting business then no Guaranteed Minimum Rent, Percentage Rent or other charges shall be due hereunder until such time as Tenant is able to operate its karting business. There shall be no rent reduction if Tenant is able to operate its karting operation during the period of any repair. If this Lease is terminated pursuant to this Section, and if Tenant is not in default hereunder, rent shall be prorated as of the date of termination, any security deposited with Landlord shall be returned to Tenant, and all rights and obligations hereunder shall cease and terminate.
The provisions of this Section with respect to repair by Landlord shall be limited to such repair as is necessary to place the Premises in the condition they were in immediately prior to the Destruction and when placed in such condition, the Premises shall be deemed restored and rendered tenantable. Tenant shall replace its own stock in trade, furniture, furnishings, floor coverings, decor, equipment and trade fixtures at its own expense and shall reopen for business as soon as reasonably possible after the occurrence of such Destruction.
16.2. Partial Destruction; Repairs.
Notwithstanding the foregoing provisions, in the event the Premises, or Any portion thereof or of the Center, shall be damaged by fire or other casualty due to the fault or negligence of Tenant, its agents, employees, servants, contractors, subtenants, licensees, customers or business invitees, then this Lease shall not terminate, the damage shall be repaired by Tenant, and there shall be no apportionment or abatement of any rent.
16.3. Insurance Proceeds.
A. In the event all or a portion of the Premises is materially damaged or destroyed by an uninsured casualty, Landlord shall have the right to terminate this Lease upon sixty (60) days written notice to Tenant. Should Landlord not elect to exercise such right, Landlord shall proceed with the repair and restoration of the Premises as provided above. B. All insurance proceeds payable under any fire and extended coverage risk insurance covering the Premises shall be payable to Landlord in the event of Destruction, and Tenant shall have no interest therein, except to the extent of any separate insurance obtained by Tenant to cover Tenant's personal property or other interest. Tenant shall in no case be entitled to compensation from Landlord for damages on account of any annoyance or inconvenience in making repairs under any provision of this Lease.
16.4. Termination Due To Destruction.
Notwithstanding anything to the contrary set forth herein, in the event all or any portion of the Center shall be damaged or destroyed by fire or other cause (notwithstanding that the Premises may be unaffected thereby), to the extent the cost of restoration thereof would exceed fifteen percent (15%) of the amount it would have cost to replace the Center in its entirety at the time such damage or destruction occurred, then Landlord may terminate this Lease by giving Tenant thirty (30) days prior notice of Landlord's election to do so, which notice shall be given, if at all, within ninety(90) days following the date of such occurrence. In the event of the termination of this Lease as aforesaid, this Lease shall cease thirty (30) days after such notice is given, and the rent and other charges hereunder shall be adjusted as of that date as determined by Landlord. If Landlord does not elect to terminate the Lease pursuant to this paragraph, then Landlord shall promptly repair and restore any such damaged improvements to the Center.

ARTICLE 17
EMINENT DOMAIN
17.1. Condemnation.
If ten percent (10%) or more of the Premises or fifteen percent (15%) or more of the Center shall be acquired or condemned by right of eminent domain for any public or quasi public use or purpose, or if an Operating Agreement is terminated as a result of such an acquisition or condemnation, then Landlord at its election may terminate this Lease by giving sixty (60) days written notice to Tenant of its election, and in such event rentals shall be apportioned and adjusted as of the date of termination. If the Lease shall not be terminated as aforesaid, then it shall continue in full force and effect, and Landlord shall, within a reasonable time after possession is physically taken, (subject to delays due to shortage of labor, materials or equipment, labor difficulties, breakdown of equipment, government restrictions, fires, other casualties or other causes beyond the reasonable control of Landlord) repair or rebuild what remains of the Premises for Tenant's occupancy, and a just portion of the Guaranteed Minimum Rent and Additional Rent shall be abated as reasonably determined by Landlord, according to the nature and extent of the injury to the Premises until, such repairs and rebuilding are completed, and thereafter for the balance of the Lease Term.
17.2. Damages.
Landlord reserves, and Tenant assigns to Landlord, all rights to Damages on account of any taking or condemnation or any act of any public or quasi public authority for which damages are payable. Tenant shall execute such instruments of assignment as Landlord requires, join with Landlord in any action for the recovery of damages, if requested by Landlord, and turn over to Landlord any damages recovered in any proceeding. If Tenant fails to execute instruments required by Landlord, or undertake such other steps as requested, Landlord shall be deemed the duly authorized irrevocable agent and attorney in fact of Tenant to execute such instruments and undertake such steps on behalf of Tenant. Tenant may, by separate proceeding, seek an award for the loss of its trade fixtures and improvements, provided the same does not reduce the award payable to Landlord.

ARTICLE 18
DEFAULT BY TENANT
18.1. Events of Default.
Tenant's material compliance with each and every covenant and obligation hereof on its part to be performed is a condition precedent to each and every covenant and obligation of Landlord hereunder. Tenant shall be in default of this Lease if: (a) Tenant shall fail to make timely and full payment of any sum of money required to be paid hereunder and such failure continues for five (5) days after written notice thereof from Landlord; provided that all penalties and interest payable on account of such late payment shall continue to accrue and Tenant shall not be entitled to more than one notice of a late payment of Minimum Rent or Percentage Rent in any twelve (12) month period;
(b) Tenant shall fail to perform any other term, covenant or condition of Tenant contained in this Lease, and such failure continues for ten
(10) days after written notice thereof from Landlord; provided, however, that if such failure is not reasonably possible to correct within ten
(10) days Tenant shall not be deemed in default if Tenant commences correction within said ten (10) day period, and diligently pursues such correction to completion; (c) Tenant shall vacate or abandon the Premises (failure to occupy and conduct business at the Premises pursuant to Section 8.3) or cease operations (other than as the result of casualty, condemnation or power interruption) during the term of this Lease for more than forty-eight (48) hours; (d) There is filed any petition in bankruptcy (voluntary or involuntary) by or against Tenant (or any guarantor or the then occupant of the Premises), or Tenant (or such guarantor or occupant) is adjudicated bankrupt or insolvent, or there is appointed a receiver or trustee to take possession of Tenant (or such guarantor or occupant) or of all or substantially all of the assets of Tenant (or such guarantor or occupant), or there is a general assignment by Tenant (such guarantor or occupant) for the benefit of creditors, or any action is taken by or against Tenant (or such guarantor or occupant) under any state or federal insolvency or bankruptcy act, or any similar law now or hereafter in effect; or (e) Notwithstanding anything to the contrary contained above, if Tenant shall materially breach any covenant hereof, or do or permit, or omit to do, any act or thing, which results in any nuisance or an offensive or illegal condition, or which causes or threatens serious damage or injury to life, limb or property, or in the event of a breach of Articles 11 or 13, then and in any such event, Tenant shall be automatically in default of this Lease, without any requirement of notice from Landlord, unless Landlord waives such default, in writing, inLandlord's sole discretion.
18.2. Landlord's Rights.
In the event of a material default, in addition to any other rights or Remedies provided for herein or at law or in equity, now or later allowed by law, Landlord, at its sole option, shall have the following rights: (a) The right to declare the term of this Lease ended and to re-enter the Premises and take possession thereof, and to terminate all of the rights of Tenant in and to the Premises without liability to Landlord; (b) The right, without declaring the term of this Lease ended, to re-enter the Premises and to occupy and/or relet the same, or any portion thereof, for and on account of Tenant, applying any monies received first to the payments of such expenses as Landlord may have incurred in recovering possession or reletting the Premises, including without limitation, costs and attorneys' fees, and then to the fulfillment of the covenants of Tenant. Landlord may enter into any lease concerning the Premises either in Landlord's name or in the name of Tenant, or assume Tenant's interest in and to any existing subleases of the Premises, as Landlord may see fit, and Tenant shall have no right whatsoever to collect any rent from such tenants or subtenants. In any case, Tenant, until the end of what would have been the term of the Lease, shall remain liable to Landlord for the Monthly Minimum Rent hereunder, less the net proceeds for said month, if any, of any reletting, after deducting all of Landlord's expenses in connection with such reletting, together with interest thereon at the rate of twelve percent (12%) per annum, compounded monthly. Landlord reserves the right to bring such actions for the recovery of any deficits remaining unpaid by Tenant to Landlord hereunder, as Landlord may deem advisable from time to time, without being obligated to await the end of the term hereof or a final determination of Tenant's account. The commencement or maintenance of one or more actions by Landlord under this Section shall not bar Landlord from bringing any subsequent actions for further accruals pursuant hereto; or (c) The right, even though it may have relet all or any portion thereof of the Premises, to thereafter at any time terminate this lease, and to terminate all of the rights of Tenant in and to the Premises. Landlord can terminate Tenant's rights to possession of the Premises at any time. On termination, Landlord has the right to recover from Tenant: (i) The worth, at the time of the award of the unpaid rent that had been earned at the time of termination of this Lease; (ii) The worth, at the time of the award of the amount by which the unpaid rent that would have been earned after the date of termination of this Lease until the time of award exceeds the amount of the loss of rent that Tenant proves could have been reasonably avoided; (iii) The worth, at the time of the award of the amount by which the unpaid rent for the balance of the term after the time of award exceeds the amount of the loss of rent that Tenant proves could have been reasonably avoided; and (iv) Any other amount, including, but not limited to, attorneys' fees and court costs, necessary to compensate Landlord for all detriment proximately caused by Tenant's default. (d) Pursuant to its rights of re-entry, Landlord may, but shall not be obligated to: (i) remove all persons from the Premises;
(ii) remove all property therefrom; (iii) enforce any rights Landlord may have against said property or store the same in any warehouse or elsewhere at the cost and for the account of Tenant; and (iv) sell such property and apply the proceeds to amounts due Landlord hereunder. Tenant agrees to hold Landlord free and harmless of any liability whatsoever for the removal and/or storage and/or sale of any such property, whether of Tenant or any third party whomsoever. (e) Anything contained herein to the contrary notwithstanding, Landlord shall not be deemed to have terminated this Lease or the liability of Tenant to pay any rent or other sum of money accruing hereunder, by any such re-entry, or by any action in unlawful detainer or otherwise to obtain possession of the Premises, unless Landlord shall specifically notify Tenant in writing that it has so elected to terminate this Lease.
18.3. Landlord's Costs. In any action brought by Landlord to enforce any of its rights under or arising from this Lease, Landlord shall be entitled to receive its costs and legal expenses, including reasonable attorneys' fees, whether such action is prosecuted to judgment or not.
18.4. Waiver.
The waiver by Landlord of any breach of this Lease by Tenant shall not be a waiver of any preceding or subsequent breach of this Lease by Tenant. The subsequent acceptance of rent or any other payment hereunder by Landlord shall not be construed to be a waiver of any preceding breach of this Lease by Tenant. No payment by Tenant or receipt by Landlord of a lesser amount than the rent herein provided shall be deemed to be other than on account of the earliest rent due and payable hereunder.
18.5. Right to Relet.
If Landlord re-enters the Premises or if it takes possession pursuant to legal proceedings or otherwise, it may either terminate this Lease, or it may, from time to time, without terminating this Lease, make such alterations and repairs as it deems advisable to relet the Premises, and relet the Premises or any part thereof for such term or terms (which may extend beyond the Lease Term) and at such rentals and upon such other terms and conditions as Landlord in its sole discretion deems advisable. Upon each such reletting, all rentals received by Landlord therefrom shall be applied first, to any indebtedness other than rent due hereunder from Tenant to Landlord; second, to pay any costs and expenses of reletting, including, without limitation, brokers' and attorneys' fees and costs of advertising, and repairs and; third, to rent due hereunder. The residue, if any, shall be held by Landlord and applied in payment of future rent as it becomes due hereunder.
If rentals received from such reletting during any month are less than that to be paid during that month by Tenant hereunder, Tenant shall immediately pay any such deficiency to Landlord. No re-entry or taking possession of the Premises by Landlord shall be construed as an election to terminate this Lease unless a written notice of such termination is given by Landlord. Notwithstanding any such reletting without termination, Landlord may at any time thereafter terminate this Lease for any prior breach or default. If Landlord terminates this Lease for any breach, or otherwise takes any action on account of Tenant's breach or default hereunder, in addition to any other remedies it may have, it may recover from Tenant all damages incurred by reason of such breach or default, including the excess, if any, of the total rent and other charges reserved in this Lease for the remainder of the Lease Term over the then reasonable rental value of the Premises for the remainder of the Lease Term, brokerage fees and expenses of placing the Premises in rentable condition, and reasonable attorneys' fees, all of which shall be immediately due and payable by Tenant to Landlord. In determining the rent payable by Tenant hereunder subsequent to default, the Minimum Annual Rent for each year of the unexpired portion of the Lease Term shall equal the average Minimum Annual and Percentage Rents which Tenant was obligated to pay from the commencement of the Lease Term to the time of default, or during the preceding two (2) full calendar years, whichever period is shorter.
18.6. Counterclaim.
If Landlord commences any proceedings for non-payment of rent (Minimum Annual Rent, Percentage Rent or Additional Rent), Tenant will not interpose any noncompulsory counterclaim of any nature or description in such proceedings. This shall not, however, be construed as a waiver of Tenant's right to assert such claims in a separate action brought by Tenant. The covenants to pay rent and other amounts hereunder are independent covenants and Tenant shall have no right to hold back, offset or fail to pay any such amounts for default by Landlord or any other reason whatsoever, it being understood and acknowledged by Tenant that Tenant's only recourse is to seek an independent action against Landlord.
18.7 Waiver of Rights of Redemption.
To the extent permitted by law, Tenant waives any and all rights of Redemption granted by or under any present or future laws if Tenant is evicted or dispossessed for any cause, or if Landlord obtains possession of the Premises due to Tenant's default hereunder or otherwise.
18.8. Waiver of Trial by Jury.
To the extent permitted by applicable law, Tenant and Landlord each Hereby waive trial by jury in any action, proceeding or counterclaim brought by either party against the other on any matter whatsoever arising out of or in any way connected with this Lease, the relationship of Landlord and Tenant created hereby, Tenant's use or occupancy of the Premises or any claim of injury or damage.
18.9. Bankruptcy.
A. Assumption of Lease. In the event Tenant shall become a Debtor under Chapter 7 of the Bankruptcy Code or any similar provision of state or federal law regarding creditors rights or insolvency (the "Code") or a petition for reorganization or adjustment of debts is filed concerning Tenant under Chapters 11 or 13 of the Code, or a proceeding is filed under Chapter 7 and is transferred to Chapters 11 or 13, the Trustee or Tenant, as Debtor and as Debtor-In-Possession, may not elect to assume this Lease unless, at the time of such assumption, the Trustee or Tenant has: 1. Cured or provided Landlord "Adequate Assurance" (as defined below) that: (a) Within ten (10) days from the date of such assumption the Trustee or Tenant will cure all monetary defaults under this Lease and compensate Landlord for any actual pecuniary loss resulting from any existing default, including without limitation, Landlord's reasonable costs, expenses, accrued interest as set forth in Section 4.2 of the Lease, and attorneys' fees incurred as a result of the default;
(b) Within thirty (30) days from the date of such assumption the Trustee or Tenant will cure all non-monetary defaults under this Lease; And (c) The assumption will be subject to all of the provisions of this Lease. 2. For purposes of this Section 18.9, Landlord and Tenant acknowledge that, in the context of a bankruptcy proceeding of Tenant, at a minimum "Adequate Assurance" shall mean: (a) The Trustee or Tenant has and will continue to have sufficient unencumbered assets after the payment of all secured obligations and administrative expenses to assure Landlord that the Trustee or Tenant will have sufficient funds to fulfill the obligations of Tenant under this Lease, and to keep the Premises stocked with merchandise and properly staffed with sufficient employees to conduct a fully-operational, actively promoted business in the Premises; and (b) The Bankruptcy Court shall have entered an Order segregating sufficient cash payable to Landlord and/or the Trustee or Tenant shall have granted a valid and perfected first lien and security interest and/or mortgage in property of Trustee or Tenant acceptable as to value and kind to Landlord, to secure to Landlord the obligation of the Trustee or Tenant to cure the monetary and/or non-monetary defaults under this Lease within the time periods set forth above; and (c) The Trustee or Tenant at the very least shall deposit a sum, in addition to the Security Deposit, equal to one (1) month's rent to be held by Landlord (without any allowance for interest thereon) to secure Tenant's future performance under the Lease. B. Assignment of Lease. If the Trustee or Tenant has assumed the Lease pursuant to the provisions of this Section 18.9 for the purpose of assigning Tenant's interest hereunder to any other person or entity, such interest may be assigned only after the Trustee, Tenant or the proposed assignee has complied with all of the terms, covenants and conditions of Section 13.1 herein, including without limitation, those with respect to Additional Rent and the use of the Premises only as permitted in Article 8 herein; Landlord and Tenant acknowledging that such terms, covenants and conditions are commercially reasonable in the context of a bankruptcy proceeding of Tenant. Any person or entity to which this Lease is assigned pursuant to the provisions of the Code shall be deemed without further act or deed to have assumed all of the obligations arising under this Lease on and after the date of such assignment. Any such assignee shall upon request execute and deliver to Landlord an instrument confirming such assignment. C. Adequate Protection. Upon the filing of a petition by or against Tenant under the Code, Tenant, as Debtor and as Debtor-in-Possession, and any Trustee who may be appointed agree to adequately protect Landlord as follows: 1. To perform each and every obligation of Tenant under this Lease until such time as this Lease is either rejected or assumed by Order of the Bankruptcy Court; and 2. To pay all monetary obligations required under this Lease, including without limitation, the payment of Minimum Monthly Rent, and such other Additional Rent charges payable hereunder as reasonable compensation for the use and occupancy of the Premises; and 3. Provide Landlord a minimum of thirty (30) days prior written notice, unless a shorter period is agreed to in writing by the parties, of any proceeding relating to any assumption of this Lease or any intent to abandon the Premises, which abandonment shall be deemed a rejection of this Lease; and 4. To perform all other acts for the benefit of Landlord otherwise required under the Code. The failure of Tenant to comply with the above shall result in an automatic rejection of this Lease. D. Cumulative Rights. The rights, remedies and liabilities of Landlord and Tenant set forth in this Section 18.9 shall be in addition to those which may now or hereafter be afforded or imposed upon Landlord and Tenant by the Code.

ARTICLE 19
DEFAULT BY LANDLORD
19.1. Default Defined; Notice.
Landlord shall in no event be charged with default in any of its Obligations hereunder unless and until Landlord shall have failed to perform such obligations within ten (10) days (or such additional time as is reasonably required to correct any such default) after written notice as set forth in Section 24.7 to Landlord by Tenant, specifically describing such failure. 19.2. Notice to First Mortgagee. If the holder of the first mortgage covering the Premises shall have given written notice to Tenant of the address to which notices to such holder are to be sent, Tenant shall give such holder written notice simultaneously with any notice given to Landlord of any default of Landlord. Said holder shall have the right but not the obligation, within thirty (30) days after receipt of such notice or such additional time as is reasonably required to correct such default in which case the holder must commence to cure within said thirty (30) day time period, before Tenant may take any action by reason of such default.

ARTICLE 20
TENANT'S PROPERTY
20.1. Taxes; Assessments.
Tenant shall be responsible for and shall pay before delinquent all municipal, county, federal or state taxes whether enacted now or in the future coming due during or after the Lease Term against Tenant's interest in this Lease or against personal property of any kind owned or placed in, upon or about the Premises by Tenant.

ARTICLE 21
ACCESS BY LANDLORD
21.1. Right of Entry.
Landlord and its agent and employees shall have the right to enter the Premises from time to time at reasonable times, including but not limited to, the right of immediate entry without notice at any time in the case of an emergency or to protect access to the other portions of the Premises, to examine the same and show them to prospective purchasers and other persons and to post notices as Landlord may deem reasonably necessary or appropriate for the protection of Landlord, its interests or the Premises. Landlord and its agents and employees shall have the further right to enter the Premises from time to time at reasonable times to make such repairs, alteration, improvement or additions to the Premises or other portions of the Center or Project as Landlord deems desirable. Rent shall not abate while any such repairs, alterations, improvement or additions are being made, but Landlord shall use its best efforts not to unreasonably interfere with the conduct of Tenant's business during any such period. During the last twelve (12) months of the Lease Terms, Landlord may exhibit the Premises to prospective tenants and maintain upon the Premises notices deemed advisable by Landlord. In addition, during any apparent emergency, Landlord or its agent may enter the Premises forcibly without liability therefor and without in any manner affecting Tenant's obligations under this Lease. Nothing herein contained, however, shall be deemed to impose upon Landlord any obligation, responsibility or liability whatsoever, for any care, maintenance or repair except as otherwise herein expressly provided.

ARTICLE 22
HOLDING OVER, SUCCESSORS
22.1. Holding Over.
Upon expiration of the Lease term, or earlier as provided herein, if Tenant holds over or occupies the Premises (it being agreed there shall be no such holding over or occupancy without Landlord's written consent), Tenant shall pay Landlord for each day of such holding over a sum equal to the twice the Minimum Monthly Rent plus all Percentage rent which otherwise would have been payable for each month or portion of such month during such holding over, plus all other amounts which Tenant would have been required to pay hereunder had this Lease been in effect. If Tenant holds over with or without Landlord's written consent, Tenant shall occupy the Premises on a tenancy at sufferance basis with all other terms and provisions of this Lease being applicable to such period.

ARTICLE 23
QUIET ENJOYMENT
23.1. Landlord's Covenant.
If Tenant pays the rents and other amounts herein provided, observes
And performs all the covenants, terms and conditions hereof, Tenant shall peaceably and quietly hold and enjoy the Premises for the Lease Term without hindrance by Landlord or any person or persons claiming by, through or under Landlord, subject nevertheless to the terms and conditions of this Lease.

ARTICLE 24
MISCELLANEOUS
24.1. Waiver.
No waiver by Landlord or Tenant of any breach of any term, covenant or condition hereof shall be deemed a waiver of the same or any subsequent breach of the same or any other term, covenant or condition. The acceptance of rent by Landlord shall not be deemed a waiver of any earlier breach by Tenant of any term, covenant or condition hereof, regardless of Landlord's knowledge of such breach when such rent is accepted. No covenant, term or condition of this Lease shall be deemed waived by Landlord or Tenant unless waived in writing.
24.2. Accord and Satisfaction.
Landlord is entitled to accept, receive and cash or deposit any payment made by Tenant for any reason or purpose or in any amount whatsoever, and apply the same at Landlord's option to any obligation of Tenant and the same shall not constitute payment of any amount owed except to which Landlord has applied the same. No endorsement or statement on any check or letter of Tenant shall be deemed an accord and satisfaction or otherwise recognized for any purpose whatsoever. The acceptance of any such check or payment shall be without prejudice to Landlord's right to recover any and all amounts owed by Tenant hereunder and Landlord's right to pursue any other available remedy.
24.3. Entire Agreement.
There are no representations, covenants, warranties, promises, agreements, conditions or undertakings, oral or written, between Landlord and Tenant other than herein set forth. Except as otherwise provided, no subsequent alteration, amendment, change or addition to this Lease shall be binding upon Landlord or Tenant unless in writing, signed by them and approved by Landlord's mortgagee, if acquired.
24.4. No Partnership.
Landlord does not, in any way or for any purpose, become a partner, employer, principal, master, agent or joint venturer of or with Tenant.
24.5. Force Majeure.
If either party hereto shall be delayed or hindered in or prevented from the performance of any act required hereunder by reason of strikes, lockouts, labor troubles, inability to procure material, failure of power, restrictive governmental laws or regulations, riots, insurrection, war, terrorism, acts of God or other reason of a similar or dissimilar nature not the fault of the party delayed in performing work or doing acts required under this Lease, the period for the performance of any such act shall be extended for a period equivalent to the period of such delay. Notwithstanding the foregoing, the provisions of this Section 24.5 shall at no time after the Commencement Date operate to excuse Tenant from any obligations for payment of Minimum Monthly Rent, Monthly Percentage Rent, Additional Rent or any other payments required by the terms of this Lease when the same are due, and all such amounts must be paid when due.
24.6. Submission of Lease.
Submission of this Lease to Tenant does not constitute an offer to lease; this Lease shall become effective only upon execution and delivery thereof by Landlord and Tenant. Upon execution of this Lease by Tenant, Landlord is granted an irrevocable option for ten (10) days to execute this Lease within said period and thereafter return a fully executed copy to Tenant. The effective date of this Lease shall be the date filled in on Page 1.
24.7. Notices.

All notices from Tenant to Landlord required or permitted by any provision of this agreement shall be directed to Landlord as follows:
Stratosphere Leasing, LLC
The Tower Shops at Stratosphere
2000 Las Vegas Blvd. South
Las Vegas, NV 89104
Attention: Richard Brown
With a copy to:
American Real Estate Holdings, LP
100 South Bedford Rd.
Mt. Kisco, NY 10549
Attn: Counsel

All notices from Landlord to Tenant required or permitted hereunder shall be directed as to the Tenant at 2251 North Rampart Boulevard, Suite 323
Las Vegas, NV 89126

until the Commencement Date and thereafter all notices shall be directed to the Tenant at the Premises Copies of notices to Tenant shall also be sent to:
Mark Segal, Esq,
Segal & McMahan, Chartered
A P, 720 South Fourth Street
Las Vegas, NV 89101.

All notices to be given hereunder by any person shall be written and sent by registered or certified mail, return receipt requested, postage pre-paid or by an express mail delivery service, addressed to the person intended to be notified at the address set forth above. Any person may, at any time, or from time to time, notify the other persons named herein in writing of a substitute address for that above set forth, and thereafter notices shall be directed to such substitute address.
Notice given as aforesaid shall be sufficient service thereof and shall be deemed given as of the date received, as evidenced by the return receipt of registered or certified mail or the express mail delivery receipt, as the case may be. Notices may be given by the parties or their respective attorneys.
24.8. Captions and Section Numbers.
This Lease shall be construed without reference to the title of Articles and Section, which are inserted only for convenience of reference.
24.9. Number and Gender.
The use herein of a singular term shall include the plural and use of the masculine, feminine or neuter genders shall include all others.
24.10. Objection to Statements.
Notwithstanding the provisions of Section 23.1, Tenant's failure to object to any statement, invoice or billing rendered by Landlord within a period of one (1) year after receipt thereof shall constitute Tenant's acquiescence with respect thereto and shall render such statement, invoice or billing an account stated between Landlord and Tenant.
24.11. Representation of Authority.
A. If Tenant is or will be a corporation or other business entity, Tenant hereby covenants and warrants that Tenant is duly qualified and authorized to do business in the State of Nevada, that all taxes have been paid to date and the person signing this lease on behalf of the entity is duly authorized to sign and execute this Lease. B. Landlord represents covenants and warrants that Landlord is duly qualified and authorized to do business in the State of Nevada, has the authority to lease the Premises to Tenant and that the person signing this lease on behalf of Landlord is duly authorized to sign and execute this Lease.
24.12. Joint and Several Liability.
If Tenant is a partnership or other business organization the members of which are subject to personal liability, the liability of each such member shall be deemed to be joint and several.
24.13. Limitation of Liability.
Anything to the contrary herein notwithstanding, no member, general or Limited partner of the Landlord, or any member, general or limited partner of any member or partner of Landlord, or any other holder of any equity interest in the Landlord, or in any entity comprising the Landlord or its members or partners, shall be personally liable with respect to any of the terms, covenants, conditions and provisions of this Lease, or the performance of Landlord's obligations under this Lease, nor shall Landlord or any of said constituent parties have any liability to Tenant for any consequential damages such as, but not limited to, lost profits. The liability of Landlord for Landlord's obligations under this Lease shall be limited to Landlord's interest in the Center, and Tenant shall look solely to the interest of Landlord, its successors and assigns, in the Center, for the satisfaction of each and every remedy of Tenant against Landlord. Tenant shall not look to any of Landlord's other assets seeking either to enforce Landlord's obligations under this Lease, or to satisfy any money or deficiency judgment for Landlord's failure to perform such obligations, such exculpation of personal liability is and shall be absolute and without any exception whatsoever. The term "Landlord" shall mean only the owner at the time in question of the present Landlord's interest in the Center. In the event of a sale or transfer of the Center (by operation of law or otherwise) or in the event of the making of a lease of all or substantially all of the Center, or in the event of a sale or transfer (by operation of law or otherwise) of the leasehold estate under any such lease, the grantor, transferor or lessor, as the case may be, shall be and hereby is (to the extent of the interest or portion of the Center or leasehold estate sold, transferred or leased) automatically and entirely released and discharged, from and after the date of such sale, transfer or leasing, of all liability with respect of the performance of any of the terms of this Lease on the part of Landlord thereafter to be performed; provided that the purchaser, transferee or lessee (collectively "Transferee") shall have agreed in writing to assume and perform subject to the limitations of this Section (and without further agreement between the other parties hereto, or among such parties and the Transferee) and only during and in respect of the Transferee's period of ownership of the Landlord's interest under this Lease, all of the terms of this Lease on the part of Landlord to be performed during such period of ownership, it being intended that Landlord's obligations hereunder shall, as limited by this Section, be binding on Landlord, its successors and assigns only during and in respect to their respective, successive periods of ownership.
24.14. Broker's Commission.
Each party represents and warrants that it has caused or incurred no claims for brokerage commissions or finder's fees in connection with the execution of this Lease, and each party shall indemnify, defend and hold the other harmless against and from all liabilities arising from any such claims caused or incurred by it (including without limitation, attorney's fees and costs in connection therewith.)
24.15. Partial Invalidity.
If any provision of this Lease or the application thereof to any person Or circumstance shall to any extent by invalid or unenforceable, the remainder of this Lease, or the application of such provision to persons or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby and each provision of this Lease shall be valid and enforceable to the fullest extent permitted by law.
24.16. Applicable Law.
This Lease shall be construed under the state and federal laws of the State of Nevada.
24.17. Reservation of Air Rights.
There has been no representation or warranty by the Landlord and Tenant acknowledges that there is no inducement or reliance to lease the Premises on the basis that the existing access to light, air and views from the Premises would continue unabated. Tenant acknowledges and understands that it shall no rights to the airspace above the Premises and the Center and those rights shall be the sole property of Landlord, provided, however, Tenant shall have the exclusive right to construct, cause to be constructed or permit the construction of mezzanines over the Premises.
24.18. Recording.
Tenant shall not record this Lease or any short form or memorandum of This Lease. Tenant, upon the request of Landlord or Landlord's mortgagees, shall execute and acknowledge a short form or memorandum of this Lease for recording purposes. Upon the expiration of the Lease term or earlier termination of this Lease for any reason, Tenant, within ten (10) days after request by Landlord, shall deliver to Landlord a quitclaim deed conveying to Landlord all interest Tenant may have had under this Lease, and such other instruments as Landlord may reasonably request to evidence the same.
24.19. Unrelated Business Taxable Income.
A. If at any time and from time to time during the term of this Lease, Landlord is advised by its counsel or counsel to a tax exempt partner of the managing partner of Landlord that any provision of this Lease, including without limitation the provisions relating to the payment of rent and Additional Rent, or the absence of any provision might give rise to unrelated business taxable income within the meaning of the Internal Revenue Code or the regulations issued thereunder, or may jeopardize the tax-exempt status of any partner in Landlord or any partner in a partnership that is a partner in Landlord, or may prevent any such partner from obtaining such tax-exempt status, then this Lease may be unilaterally amended by Landlord in such manner as shall meet the requirements specified by counsel for Landlord and Tenant agrees that it will execute all documents or instruments necessary to effect such amendments, provided that no such amendment shall result in Tenant having to pay in the aggregate more on account of its occupancy of the Premises than it would be required to pay under the terms of this Lease, or having to receive fewer services or services of lesser quality than it is presently entitled to receive under this Lease or in the decrease of tenant's rights or in the increase of the burdens upon Tenant under this Lease.

IN WITNESS WHEREOF, Landlord and Tenant have signed and sealed this Lease as of the day and year first above written.

(LANDLORD) STRATOSPHERE LEASING, LLC, a Delaware Limited Liability
Company
By: ________________________________________________
Its: ________________________________________________

(TENANT) FASTRAXX LAS VEGAS INDOOR KARTING, LLC
By: ________________________________________________
Its: ________________________________________________


STRATOSPHERE LEASING, LLC
100 South Bedford Road
Mount Kisco, NY 10549
(914) 242-7700
By Federal Express
March 20, 2003

Mr. Paul Gastwirth
Fastraxx Las Vegas Indoor Carting, LLC
2251 N. Rampart Boulevard
Las Vegas, NV 89128

Re: Funding of Construction Account under Lease dated March 20, 2003 (the 'Lease") between Stratosphere Leasing, LLC ("Landlord") and
Fastraxx Las Vegas Indoor Karting LLC ("Tenant")

Dear Paul:
Supplementing the provisions of the Lease and notwithstanding anything to the contrary contained therein, as a condition to and as a material inducement for Landlord's execution and delivery of the Lease, Tenant hereby agrees that the Construction Account (as such term is defined in Section 3.3E of the Lease) will be fully funded on or before June 20, 2003, time being of the essence. If Tenant fails to fund the Construction Account by such date, Landlord, at any time thereafter, may terminate this Lease on ten (10) days notice to Tenant. If Tenant fails to fund the Construction Account within such ten (10) day period, the Lease shall automatically terminate and be null and void and the parties shall have no further obligations thereunder except for Tenant's obligations (i) under Section 3.3C to restore the Premises (as defined in the Lease), (ii) under Section 10.3 regarding payment of Tenant's liens and (iii) Section 11.6 regarding indemnification.



Paul Gastwirth
March 20, 2003
Page 2 of 2

Please sign and return two originals of this letter to the undersigned to indicate your agreement with the terms of this letter.

Very truly yours,
STRATOSPHERE LEASING, LLC
Albo J. Antenucci, Jr.
President

ACCEPTED AND AGREED TO:
Fastraxx Las Vegas Indoor Karting, LLC
_______________________________
By: Paul Gastwirth
Managing Member


By Federal Express
June 20, 2003

Mr. Paul Gastwirth
Fastraxx Las Vegas Indoor Karting LLC
2251 N. Rampart Boulevard
Las Vegas, NV 89128

Re: Lease dated March 20, 2003 (the "Lease") between Stratosphere
Leasing, LLC ("Landlord") and Fastraxx Las Vegas Indoor Karting LLC
("Tenant")

Dear Paul:
By letter dated March 20, 2003, the Tenant agreed that notwithstanding anything to the contrary contained in the Lease, as a condition to and as a material inducement for Landlord's execution and delivery of the Lease, the Construction Account (as such term is defined in Section 3.3E of the Lease) would be fully funded on or before June 30, 2003. Tenant thereafter requested an extension until September 19, 2003 (the "Funding Date") for funding the Construction Account. Tenant has now requested a third extension of the Funding Date to December 31, Landlord has agreed to the third extension on the following terms and conditions contained in this letter:

By the close of business on June 23, 2003 Tenant shall have obtained a bridge loan of not less tan $250,000 from Mark Binder or an affiliate of Mark Binder to pay for all Tenant's existing debts, including future design fees which will be due to Karting Concept Company ("KCC"). All debts outstanding as of the date hereof shall be paid within 2 days after closing of the bridge loan.

If Tenant fails to comply with the provisions of this letter, time being of the essence, Landlord, at any time thereafter, may terminate the Lease on five (5) days notice to Tenant. If Tenant fails to comply with the terms of this letter within such five (5) day period, the Lease shall automatically terminate and be null and void and the parties shall have no further obligations thereunder except for Tenant's obligations
(i) under Section 3.3C to restore the Premises (as defined in the Lease), (ii) under Section 10.3 regarding payment of Tenant's liens and
(iii) Section 11.6 regarding indemnification.

Paul Gastwirth
June 20, 2003
Page 2 of 2

Please sign and return two originals of this letter to the undersigned to indicate your agreement with the terms of this letter.

Very truly yours,
STRATOSPHERE LEASING, LLC
Albo J. Antenucci, Jr.
President

ACCEPTED AND AGREED TO:
Fastraxx Las Vegas Indoor Karting LLC
_______________________________
By: Paul Gastwirth
Managing Member


By Federal Express
October 10, 2003

Mr. Paul Gastwirth
Fastraxx Las Vegas Indoor Karting LLC
2251 N. Rampart Boulevard
Las Vegas, NV 89128

Re: Lease dated March 20, 2003 (the "Lease") between Stratosphere
Leasing, LLC ("Landlord") and Fastraxx Las Vegas Indoor Karting LLC
("Tenant")

Dear Paul:
By letter dated March 20, 2003, the Tenant agreed that notwithstanding anything to the contrary contained in the Lease, as a condition to and as a material inducement for Landlord's execution and delivery of the Lease, the Construction Account (as such term is defined in Section 3.3E of the Lease) would be fully funded on or before June 30, 2003. Tenant thereafter requested an extension until September 19, 2003 (the "Funding Date") for funding the Construction Account. Tenant has now requested a third extension of the Funding Date to December 31, 2003. Landlord has agreed to the third extension on the following terms and conditions contained in this letter:

By the close of business on December 31, 2003 Tenant shall have obtained a building permit to construct the Project under the terms of the Lease and shall have funded the Construction Account.

If Tenant fails to comply with the provisions of this letter, time being of the essence, Landlord, at any time thereafter, may terminate the Lease on five (5) days notice to Tenant. If Tenant fails to comply with the terms of this letter within such five (5) day period, the Lease shall automatically terminate and be null and void and the parties shall have no further obligations thereunder except for Tenant's obligations
(i) under Section 3.3C to restore the Premises (as defined in the Lease), (ii) under Section 10.3 regarding payment of Tenant's liens and
(iii) Section 11.6 regarding indemnification.

Paul Gastwirth
October 10, 2003
Page 2 of 2

Please sign and return two originals of this letter to the undersigned to indicate your agreement with the terms of this letter.

Very truly yours,
STRATOSPHERE LEASING, LLC
Denise Barton

ACCEPTED AND AGREED TO:
Fastraxx Las Vegas Indoor Karting LLC
_______________________________
By: Paul Gastwirth
Managing Member

By Federal Express
December 30, 2003

Mr. Paul Gastwirth
Fastraxx Las Vegas Indoor Karting LLC
2251 N. Rampart Boulevard
Las Vegas, NV 89128

Re: Lease dated March 20, 2003 (the "Lease") between Stratosphere
Leasing, LLC ("Landlord") and Fastraxx Las Vegas Indoor Karting LLC
("Tenant");
Fourth Extension

Dear Paul:
By letter dated March 20, 2003, the Tenant agreed that notwithstanding anything to the contrary contained in the Lease, as a condition to and as a material inducement for Landlord's execution and delivery of the Lease, the Construction Account (as such term is defined in Section 3.3E of the Lease) would be fully funded on or before June 30, 2003. Tenant thereafter requested an extension until September 19, 2003 (the "Funding Date") for funding the Construction Account. Tenant received an third extension of the Funding Date to December 31, 2003 by letter dated October 10, 2003. Tenant has now requested a fourth extension of the Funding Date to February 15, 2004. Landlord has agreed to the fourth extension on the following terms and conditions contained in this letter:

By the close of business on February 15, 2004 Tenant shall have obtained a building permit to construct the Project under the terms of the Lease and shall have funded the Construction Account.

If Tenant fails to comply with the provisions of this letter, time being of the essence, Landlord, at any time thereafter, may terminate the Lease on five (5) days notice to Tenant. If Tenant fails to comply with the terms of this letter within such five (5) day period, the Lease shall automatically terminate and be null and void and the parties shall have no further obligations thereunder except for Tenant's obligations
(i) under Section 3.3C to restore the Premises (as defined in the Lease), (ii) under Section 10.3 regarding payment of Tenant's liens and
(iii) Section 11.6 regarding indemnification.
Paul Gastwirth
December 30, 2003
Page 2 of 2

Please sign and return two originals of this letter to the undersigned to indicate your agreement with the terms of this letter.

Very truly yours,
STRATOSPHERE LEASING, LLC
Bobby Ray Harris

ACCEPTED AND AGREED TO:
Fastraxx Las Vegas Indoor Karting LLC
_______________________________
By: Paul Gastwirth
Managing Member




Exhibit 10 (b)

LETTER OF INTENT

October 22, 2003

The parties, listed below, hereby execute this Letter of Intent:

The Kart Store Inc.  		and 		Bowman Leisure Karts Ltd.
2251 N. Rampart Blvd., Ste. 323		Laburnham Farm,
Las Vegas, NV					Chiltern Green Road,
							Peters Green
							Bedfordshire LU2 9PW UK

The parties have agreed to pursue an arrangement whereby The Kart Store Inc. ("KS") will acquire the exclusive marketing, sales, assembly and manufacturing rights to Bowman Leisure Karts Ltd. ("BK") products.

The parties agree to negotiate in good faith always keeping in mind that the benefits to the shareholders of both companies are foremost.

Initial agreement is hereby confirmed that both parties wish to accomplish the agreement in the quickest possible manner and will use their best efforts to accomplish the due diligence in a timely manner.

Either party has the right to back out of negotiations at any time without cause until the time that the desired transaction is closed.

We agree on this date to the terms stated above.

For The Kart Store Inc.			For Bowman Leisure Karts Ltd.

_____________________________		__________________________
Victor Hollman, President			Victor Hollman, Managing Dir.





Exhibit 10 (c)

LETTER OF INTENT

October 22, 2003

The parties, listed below, hereby execute this Letter of Intent:

Karting International Inc.		Super Sport International Ltd.
2251 N. Rampart Blvd., Ste. 323	PO Box 296
Las Vegas, NV				Hereford, HR1 4YJ, UK

The parties have agreed to pursue an arrangement whereby Karting
International Inc. ("KTGI") will purchase 100% of Super Sport
International Ltd. ("SSI").

The parties agree to negotiate in good faith always keeping in mind that the benefits to the shareholders of both companies are foremost.

Initial agreement is hereby confirmed that both parties wish to accomplish the transaction in the quickest possible manner and will use their best efforts to accomplish the due diligence in a timely manner.

Both parties understand that an audit is required of both companies' financial matters and agree to cause the audits to be done as soon as possible.

Either party has the right to back out of negotiations at any time without cause until the time that the desired transaction is closed.

We agree on this date to the terms stated above.

For Karting International Inc.		For Super Sport
							    International Ltd.


_____________________________		__________________________
Paul Gastwirth, President			David Hutchinson,
Managing Dir.




Exhibit 10 (d)

Fastraxx Las Vegas Indoor Karting LLC
Att: Geoffrey Levy, Founding Member
2251 N. Rampart Blvd. #323
Las Vegas, NV 89128
Re: Consulting Retainer Agreement
Research, Viability, Implementation of an Indoor Karting Facility in
Las Vegas, NV
Dear Mr. Geoffrey Levy:
The purpose of this retainer agreement is to memorialize the arrangement that was created on November 27, 2001, between you and our firm. Now that you have created a formal entity, Fastraxx Las Vegas Indoor Karting LLC ("Fastraxx"), we have agreed to create this consulting retainer agreement between Fastraxx and IGFS Ltd. ("IGFS") for services performed to date and for future services.
This will confirm our consulting retainer agreement whereby Fastraxx has hired IGFS to perform all necessary services required to establish an indoor karting facility in Las Vegas, NV, starting with the idea and continuing through the research, due diligence, fund raising, building or lease acquisition and ending with the opening of the facility.
Based on the understanding that FasTraxx is not yet capitalized, IGFS has agreed to accept a monthly consulting retainer amount of $30,000 all inclusive to be accrued each month from November 27, 2001, and continuing indefinitely until a Fastraxx facility opens in Las Vegas, NV. Upon Fastraxx receiving adequate funding, Fastraxx agrees to pay all amounts in arrears and to continue paying the consulting retainer on a current basis. It is understood that this monthly consulting retainer includes all services and expenses and no substantiation of costs, time, etc., shall be provided. However, please be assured that all necessary energy and expenses will be made on behalf of this project by IGFS.
In return for IGFS' efforts on Fastraxx' behalf, in addition to the monthly consulting retainer fee to be earned by IGFS, IGFS or its nominee shall also receive 4.9% ownership in either Fastraxx or any public company that Fastraxx merges into or is acquired by prior to the opening of the Las Vegas facility.
Please acknowledge your agreement with this formal consulting retainer agreement by signing appropriately below.
Sincerely,

For and on behalf of
IGFS Ltd.

By: ________________________________
    Paul Gastwirth, Its President

I, Geoffrey Levy as a Founding Member of Fastraxx Las Vegas Indoor Karting LLC have read and understand the above consulting retainer letter, have received a copy, and for and on behalf of Fastraxx Las Vegas Indoor Karting LLC accept all of its terms:

Accepted and Agreed To on July 23, 2002:
_____________________________
Geoffrey Levy as Founding Member




Exhibit 10 (e)

This Employment Agreement is effective April 16, 2003, ("Effective Date") between Paul Gastwirth, ("Employee"), an individual, and Fastraxx Las Vegas Indoor Karting LLC, a Nevada Limited Liability
Company with an office in Las Vegas, Nevada  (FASTRAXX).

Whereas:

A.	FASTRAXX and the Employee wish to ensure that the Company
will receive the benefit of the Employee's loyalty and
service.
B.	In Order to ensure that the company receives the benefit of
Employee's loyalty and service, the parties desire to enter into this formal Employment Agreement to provide Employee with appropriate compensation arrangements and to assure
Employee of stable employment.


Now, therefore, in consideration of the premises, promises and mutual covenants herein contained, the parties agree as follows:

1.	Effective the Effective Date of this Agreement, the Company
engages the "Employee" and "Employee" agrees to accept engagement as Chief Executive Officer of Fastraxx as follows:

(i)	Employee's principal duties shall be those of
strategic planning, investor relations, fund raising
and corporate development.
(ii)	Employee accepts the responsibilities of Chief
Executive Officer of FASTRAXX.   Employee is subject
to the superior authority and supervision of the LLC
Manager and shall report to the LLC Manager as required by customary business practice and as specified from time to time by the LLC Manager.
Employee shall have such authority and discretion in the conduct of the company's business that customarily falls within the scope of the duties of a Chief Operating Officer or as may be specifically delegated by the LLC Manager.

2.	Time and Effort:  As long as FASTRAXX is current in its
compensation obligations to Employee and can reasonably be expected to remain so, Employee shall devote the necessary utilization of time, subject to reasonable vacation periods as specified by Section 11 of this Agreement, to the management of FASTRAXX's business affairs, the implementation of its strategic plan as determined by the LLC Manager and the fulfillment of his duties and responsibilities as the Company's
Executive Officer.   Employee reserves the right to accept other
consulting, personal business, investment and management duties as Employee may find necessary and appropriate during such times that the Company is in arrears on in default of its obligations for monthly and annual compensation provided, however, that during such times he shall nevertheless manage his time to allow for the performance of his duties as Chief Executive Officer with such other activities fully disclosed in writing to FASTRAXX.

3	FASTRAXX's Authority: Employee agrees to comply with FASTRAXX's
Policies and Procedures as adopted by the Company's LLC Manager regarding the performance of his duties and to carry out and perform those policies and procedures with respect to his engagement. Employee shall promptly notify FASTRAXX's COO and LLC Manager of any objection he has to the LLC Manager's directives and the reasons for such objection.

4.	Non Competition and Confidentiality:  Employee shall not, during his employment and within two years after the termination of this Agreement, without FASTRAXX's express written authorization, divulge to any person or entity, any proprietary information related to the business activity of the Company, including but not limited to the business developments, operational procedures held by FASTRAXX,
technical developments, plans, acquisitions or activities.   Employee
represents and warrants that his performance of service and duties shall not constitute a breach of any obligation that he may have to any third party.

5	Term of Agreement: This employment agreement shall be effective as of the Effective Date and shall terminate five years from the Effective Date.

6.	Compensation: During the term of this Agreement, FASTRAXX shall pay the following compensation to the Employee (subject to any bonus payments or adjustments based on performance criteria established by the LLC Manager).
?	The Company shall pay Employee a salary of $8,250 a calendar month of service.

7.	Fringe Benefits: Employee shall be entitled to all fringe
benefits which FASTRAXX or its subsidiaries may make available from time to time for its executive officers who are employees. FASTRAXX shall provide Employee with medical and dental group insurance coverage or reimbursement for the cost thereof for Employee and his dependents. This coverage shall begin on the Effective Date and shall continue throughout the term of this Agreement.

8.	Office and Staff:  In order to enable Employee to discharge his obligations and duties pursuant to this Agreement, FASTRAXX agrees that it shall provide suitable office space for Employee in the Las Vegas Area, together with all necessary and appropriate supporting staff and secretarial assistance, equipment, stationery, books and supplies.

9	Reimbursement of Expenses: FASTRAXX will reimburse Employee for all reasonable travel, mobile telephone, promotional and entertainment expenses incurred in conjunction with the performance of Employee's duties hereunder, and subject to Section 10 of this agreement with respect to Automobile Expenses. FASTRAXX will provide Employee with an expense advance to cover any travel expenses associated with his duties, with this advance reconciled against duly documented travel expenses or returned to FASTRAXX after completion of the required travel. Employee's reimbursable expenses shall be paid promptly by FASTRAXX on presentation by Employee of an itemized and duly documented report of such expenses. All compensation provided in Sections 6, 7, 9 and 10 (if it is legally defined as compensation and not the direct expense of the duties of the Employee) shall be subject to customary withholding tax and other employment taxes, to the extent required by law.

10.	Automobile:  FASTRAXX shall pay Employee a fixed amount equal to
$1200 per month on the last day of each month during the term of this Agreement as reimbursement to the Employee on a non-accountable basis for all expenses incurred by the Employee for the use of his automobile for FASTRAXX business purposes, including but not limited to depreciation, repairs, maintenance, gasoline and insurance. Employee shall not be entitled to any other reimbursement for the use of his vehicle for business purposes.

11.	Vacation: Employee shall be entitled to four weeks of paid
vacation per year or pro rata portion of each year of service by Employee under this Agreement. The Employee shall be entitled to the holidays provided in FASTRAXX's established corporate policy for employees.

12.	Rights In and To Innovations, Inventions and Patents:

	12.1	Description of Parties'Rights: The Employee agrees that,
with respect to any innovations, inventions and patents made by him or FASTRAXX during the Term of this Agreement, solely or jointly with others, (i) which are made with FASTRAXX's equipment, supplies, facilities, trade secrets or time, or (ii) which relate to the specific business (most particularly to the indoor karting racing business conducted by FASTRAXX) or FASTRAXX's actual or demonstrably anticipated research or development, or (iii) which result from any work performed by the Employee for FASTRAXX, such innovations, inventions and patents shall belong to FASTRAXX. The Employee also agrees that FASTRAXX shall have the right to keep such innovations, inventions and patents as trade secrets, if FASTRAXX chooses.

12.2	Disclosure Requirements: For the purpose of this Agreement,
an innovation, invention or patent is deemed to have been made during the term of this Agreement if, during such period, the innovation, invention or patent was conceived of and first actually reduced to practice. The Employee agrees that any patent application filed within one year after termination of his employment, if it is directly or exclusively related to the business of indoor karting, shall be presumed to be related to an innovation or invention made during the term of this Agreement unless he can provide evidence to the contrary. In order to permit FASTRAXX to claim rights to which it may be entitled, the Employee agrees to disclose to FASTRAXX, in confidence, all innovations, inventions and patents which the Employee makes during the term of this Agreement and all patent applications filed by the Employee within one year after termination of this Agreement.

13.	Arbitration: Any disputes arising under this Agreement will be resolved in accordance with the rules of the American Arbitration Association as they apply in the County of Clark, State of Nevada.
The decision of the Arbitrators shall be binding on all parties to this Agreement.

14.	Termination: This Agreement may be terminated in the following manner and not otherwise:

	14.1	Mutual Agreement: This Agreement may be terminated by the
written agreement of FASTRAXX and the Employee.

	14.2	Voluntary Termination:  Employee reserves the right, as his
option and in his sole discretion, to terminate this Agreement and all obligations therein, subject to the obligation to provide one hundred twenty days advance notification and cooperation as may be required in training the person or persons selected to carry forth his duties after termination.

	14.3	Termination by Employee for Breach:  Employee may, at his
option and in his sole discretion, terminate this Agreement for (i) the material breach of FASTRAXX of the terms of this Agreement, or (ii) any material change by FASTRAXX in the working environment or conditions of the Employee, or any material change in the duties or authority of the Employee under this Agreement.

14.4	Termination by the Company for Breach:  FASTRAXX may
terminate this Agreement in the event that Employee commits gross negligence in the performance of his duties under this Agreement or breaches his fiduciary duty to FASTRAXX, to the LLC Manager or to FASTRAXX's owners; provided, however, that in the event the termination is to be by reason of Employee's gross negligence, FASTRAXX shall give Employee written notice of specific instances for the basis of any termination of this Agreement by FASTRAXX pursuant to this section. Employee shall have a period of 30 days after said notice in which to cease and correct the alleged gross negligence before FASTRAXX may terminate this agreement. If Employee ceases to commit and corrects the alleged gross negligence within said 30 day period, FASTRAXX may not terminate this Agreement pursuant to this section. Otherwise, FASTRAXX may terminate this Agreement immediately upon a second notification to Employee.

	14.5	Termination Upon Death: This Agreement shall terminate upon
the death of the Employee.

	14.6	Termination Upon the Disability of the Employee: This
Agreement shall terminate upon the disability of the Employee. As used in the previous sentence, the term "disability" shall mean the Employee's inability to effectively discharge Employee's duties and responsibilities for a continuous period of not less than six months during any calendar year. Any physical or mental disability which does not prevent employee from effectively discharging his duties and responsibilities in accordance with usual standards of conduct as determined by FASTRAXX in its reasonable opinion shall not constitute a disability under this Agreement.

	14.7	Termination due to a Change of Control of FASTRAXX:  If
this Agreement is terminated due to a change of control of FASTRAXX, FASTRAXX shall immediately pay Employee an amount equal to the sum of Employee's annual salary and benefits that would be payable to him during the year following the date of termination. Further, Employee's unvested ownership options, if any, shall immediately become vested, and Employee shall be entitled to exercise all vested ownership options during the three months following such termination. It is specifically agreed that in such event Employee shall have no duty to mitigate his damages by seeking comparable, inferior or different employment.

15.	Improper Termination:  If this Agreement is terminated by
FASTRAXX in any manner except specifically in accordance with Section 14.1, 14.4 or 14.7 of this Agreement, then (i) FASTRAXX shall immediately pay to the Employee an amount equal to the sum of Employee's annual salary and benefits that would be payable to him during the year following the date of termination. Further, Employee's unvested ownership options shall immediately become vested, and Employee shall be entitled to exercise all vested ownership options during the three months following such termination. It is specifically agreed that in such event Employee shall have no duty to mitigate his damages by seeking comparable, inferior or different employment.

16.	Indemnification of Employee: Pursuant to the provisions and
subject to the limitations of the Nevada Law, FASTRAXX shall indemnify and hold Employee harmless as provided in Sections 16.1, 16.2 and 16.3 of this Agreement. FASTRAXX shall, upon the request of the Employee, assume the defense and directly bear all of the expense of any action or proceedings, which may arise for which Employee is entitled to indemnification pursuant to this Section.

	16.1	Indemnification of Employee for Actions by Third Parties:
FASTRAXX hereby agrees to indemnify and hold Employee harmless from any liability, claims, fines, damages, losses, expenses, judgments or settlements actually incurred by him, including but not limited to reasonable attorney's fees and costs actually incurred by him as they are incurred, as a result of Employee being made at any time a party to, or being threatened to be made a party to, any proceeding (other than action by or in the right of FASTRAXX, which is addressed in 16.2 of this Agreement), relating to actions Employee takes within the scope of his employment as the Chief Executive Officer of FASTRAXX or in his role as a member of the Company, provided that Employee acted in good faith and in a manner he reasonably believed to be in the best interest of FASTRAXX and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

16.2	Indemnification of Employee for Actions in the Right of
FASTRAXX: FASTRAXX hereby agrees to indemnify and hold Employee harmless from any liability, claims, damages, losses, expenses, judgments, or settlements actually incurred by him, including but not limited to reasonable attorney's fees and costs actually incurred by him as they are incurred, as a result of Employee being made a party to, or being threatened to be made a party to, any proceeding by or in the right of FASTRAXX to procure a judgment in its favor by reason of any action taken by Employee as an officer, director of agent of FASTRAXX, provided that Employee acted in good faith in a manner he reasonably believed to be in the best interests of FASTRAXX and its owners, and provided further, that no indemnification by FASTRAXX shall be required pursuant to this section 16.2 (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of the law, (ii) for acts or omissions that Employee believed to be contrary to the best interests of FASTRAXX or its owners or that involve the absence of good faith on the part of the Employee, (iii) for any transaction from which Employee derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard by Employee of his duties to FASTRAXX or its owners in circumstances in which Employee was aware, or should have been aware, in the ordinary course of performing his duties, of a risk of serious injury to FASTRAXX or its owners, (v)) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of Employee's duties to the company or its owners, of (vi) for any other act of Employee for which Employee is not permitted to be indemnified under the Nevada Law. Furthermore, FASTRAXX has no obligation to indemnify Employee pursuant to this Section 16.2 in any of the following Circumstances:

A.	In respect to any claim, issue or matter as to
which Employee is adjudged to be liable to
FASTRAXX in the performance of his duties to
FASTRAXX and its owners, unless and only to the
extent that the court in which such action was
brought determines upon application that, in
view of all the circumstances of the case, he
is fairly and reasonably entitled to indemnity
for the expenses and then only in the amount
that the court shall determine.
B.	For amounts paid in settling or otherwise
disposing of a threatened or pending action
without court approval.
C.	For expenses incurred in defending a threatened
or pending action, which is settled or
otherwise disposed of without court approval.

16.3	Reimbursement: In the event that it is determined that
Employee is not entitled to indemnification by FASTRAXX pursuant to Sections 16.1 or 16.2 of this Agreement, then Employee is obligated to reimburse FASTRAXX for all amounts paid by FASTRAXX on behalf of Employee pursuant to the indemnification provisions of this Agreement. In the event that the Employee is successful on the merits in the defense of any proceeding referred to in Sections 16.1 of 16.2 of this Agreement, or any related claim, issue or matter, then FASTRAXX will indemnify and hold Employee harmless from all fees, costs and expenses actually incurred by him in connection with the defense of any such proceeding, claim, issue or matter.

17.	Assignability of Benefits: Except to the extent that this
provision may be contrary to law, no assignment, pledge, collateralization or attachment of any of the benefits under this Agreement shall be valid or recognized by FASTRAXX. Payment provided for by this Agreement shall not be subject to seizure for payment of any debts or judgments against the Employee, nor shall the Employee have any right to transfer, modify, anticipate or encumber any rights or benefits hereunder, provided that any ownership issued by FASTRAXX to the Employee pursuant to this Agreement shall not be subject to
Section 17 of this Agreement.

18.	Director's and Officer's Liability Insurance: FASTRAXX will
utilize its best efforts in good faith to purchase director's and officer's liability insurance for the officers and directors of FASTRAXX, which would include the same coverage for Employee.

19.	Notice: Except as otherwise specifically provided, any notices to be given hereunder shall be deemed given upon personal delivery, air courier or mailing thereof, if mailed by certified mail, return receipt requested, to the following addresses (of to such other address or addresses as shall be specified in any notice given):

In the Case of FASTRAXX:

Fastraxx
2251 N. Rampart Blvd. #323
Las Vegas, Nevada 89128
Attn: The Board of Directors

In the Case of Employee:
Paul Gastwirth
2251 N. Rampart Blvd. #323
Las Vegas, NV 89128

20.	Attorney's Fees: In the event that any of the parties must resort to legal action in order to enforce the provisions of this Agreement or to defend such suit, the prevailing party shall be entitled to receive reimbursement from the non prevailing party for all reasonable attorney's fees and all other costs incurred in commencing or defending such suit.

21.	Entire Agreement: This Agreement embodies the entire
understanding among the parties and merges all prior discussions or communications among them, and no party shall be bound by definitions, conditions, warranties, or representations other than as expressly stated in this Agreement or as subsequently set forth by a writing signed by duly authorized representatives of all of the parties hereto.

22.	No Oral Change Amendment: This agreement may only be changed or modified and any provision hereof may only be waived by a writing signed by the party against whom enforcement of any waiver, change or modification is sought. This Agreement may be amended only in writing by the mutual consent of the parties.

23.	Severability: In the event that any provision of this Agreement shall be void or unenforceable for any reason whatsoever, then such provision shall be stricken and of no force and effect. The remaining provisions of this Agreement shall, however, continue in full force and effect, and to the extent required, shall be modified to preserve their validity.

24.	Applicable Law: This Agreement shall be construed as a whole and in accordance with its fair meaning. This Agreement shall be interpreted in accordance with the laws of the State of Nevada, and venue for any action or proceedings brought with respect to this Agreement shall be the County of Clark, in the State of Nevada.

25.	Successors and Assignees: Each covenant and condition of this
Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective heirs, personal representatives, assignees and successors in interest. Without limiting the generality of the foregoing sentence, this Agreement shall be binding upon any successor to FASTRAXX whether by merger, reorganization or otherwise.

	IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.


COMPANY:				Fastraxx Las Vegas Indoor Karting LLC
					A Nevada Limited Liability Company

					By: ___________________________
					Member Manager, Geoffrey Levy



EMPLOYEE:				Paul Gastwirth

					______________________________
					Employee


This Employment Agreement is effective April 16, 2003, ("Effective Date") between Geoffrey Levy, ("Employee"), an individual, and Fastraxx Las Vegas Indoor Karting LLC, a Nevada Limited Liability
Company with an office in Las Vegas, Nevada  (FASTRAXX).

Whereas:

a.	FASTRAXX and the Employee wish to ensure that the
Company will receive the benefit of the Employee's loyalty and service.

b.	In Order to ensure that the company receives the benefit
of Employee's loyalty and service, the parties desire to enter into this formal Employment Agreement to provide
Employee with appropriate compensation arrangements and to assure Employee of stable employment.


Now, therefore, in consideration of the premises, promises and mutual covenants herein contained, the parties agree as follows:

1.	Effective the Effective Date of this Agreement, the Company
engages the "Employee" and "Employee" agrees to accept engagement as Chief Operating Officer of Fastraxx as follows:

(i)	Employee's principal duties shall be those of
strategic planning, investor relations, fund
raising and corporate development.
(ii)	Employee accepts the responsibilities of Chief
Operating Officer of FASTRAXX.   Employee is
subject to the superior authority and
supervision of the LLC Manager and shall report to the LLC Manager as required by customary business practice and as specified from time to time by the LLC Manager. Employee shall have such authority and discretion in the conduct of the company's business that customarily falls within the scope of the duties of a Chief
Operating Officer or as may be specifically delegated by the LLC Manager.

2.	Time and Effort:  As long as FASTRAXX is current in its
compensation obligations to Employee and can reasonably be expected to remain so, Employee shall devote the necessary utilization of time, subject to reasonable vacation periods as specified by Section 11 of this Agreement, to the management of FASTRAXX's business affairs, the implementation of its strategic plan as determined by the LLC Manager and the fulfillment of his duties and responsibilities as the Company's
Operating Officer.   Employee reserves the right to accept other
consulting, personal business, investment and management duties as Employee may find necessary and appropriate during such times that the Company is in arrears on in default of its obligations for monthly and annual compensation provided, however, that during such times he shall nevertheless manage his time to allow for the performance of his duties as Chief Executive Officer with such other activities fully disclosed in writing to FASTRAXX.

3	FASTRAXX's Authority: Employee agrees to comply with FASTRAXX's
Policies and Procedures as adopted by the Company's LLC Manager regarding the performance of his duties and to carry out and perform those policies and procedures with respect to his engagement. Employee shall promptly notify FASTRAXX's CEO and LLC Manager of any objection he has to the LLC Manager's directives and the reasons for such objection.

4.	Non Competition and Confidentiality:  Employee shall not, during his employment and within two years after the termination of this Agreement, without FASTRAXX's express written authorization, divulge to any person or entity, any proprietary information related to the business activity of the Company, including but not limited to the business developments, operational procedures held by FASTRAXX,
technical developments, plans, acquisitions or activities.   Employee
represents and warrants that his performance of service and duties shall not constitute a breach of any obligation that he may have to any third party.

5	Term of Agreement: This employment agreement shall be effective as of the Effective Date and shall terminate five years from the Effective Date.

6.	Compensation: During the term of this Agreement, FASTRAXX shall pay the following compensation to the Employee (subject to any bonus payments or adjustments based on performance criteria established by the LLC Manager).
?	The Company shall pay Employee a salary of $8,250 a calendar month of service.

7.	Fringe Benefits: Employee shall be entitled to all fringe
benefits which FASTRAXX or its subsidiaries may make available from time to time for its executive officers who are employees. FASTRAXX shall provide Employee with medical and dental group insurance coverage or reimbursement for the cost thereof for Employee and his dependents. This coverage shall begin on the Effective Date and shall continue throughout the term of this Agreement.

8.	Office and Staff:  In order to enable Employee to discharge his obligations and duties pursuant to this Agreement, FASTRAXX agrees that it shall provide suitable office space for Employee in the Las Vegas Area, together with all necessary and appropriate supporting staff and secretarial assistance, equipment, stationery, books and supplies.

9	Reimbursement of Expenses: FASTRAXX will reimburse Employee for all reasonable travel, mobile telephone, promotional and entertainment expenses incurred in conjunction with the performance of Employee's duties hereunder, and subject to Section 10 of this agreement with respect to Automobile Expenses. FASTRAXX will provide Employee with an expense advance to cover any travel expenses associated with his duties, with this advance reconciled against duly documented travel expenses or returned to FASTRAXX after completion of the required travel. Employee's reimbursable expenses shall be paid promptly by FASTRAXX on presentation by Employee of an itemized and duly documented report of such expenses. All compensation provided in Sections 6, 7, 9 and 10 (if it is legally defined as compensation and not the direct expense of the duties of the Employee) shall be subject to customary withholding tax and other employment taxes, to the extent required by law.

10.	Automobile:  FASTRAXX shall pay Employee a fixed amount equal to
$1200 per month on the last day of each month during the term of this Agreement as reimbursement to the Employee on a non-accountable basis for all expenses incurred by the Employee for the use of his automobile for FASTRAXX business purposes, including but not limited to depreciation, repairs, maintenance, gasoline and insurance. Employee shall not be entitled to any other reimbursement for the use of his vehicle for business purposes.

11.	Vacation: Employee shall be entitled to four weeks of paid
vacation per year or pro rata portion of each year of service by Employee under this Agreement. The Employee shall be entitled to the holidays provided in FASTRAXX's established corporate policy for employees.

12.	Rights In and To Innovations, Inventions and Patents:

	12.1	Description of Parties'Rights: The Employee agrees that,
with respect to any innovations, inventions and patents made by him or FASTRAXX during the Term of this Agreement, solely or jointly with others, (i) which are made with FASTRAXX's equipment, supplies, facilities, trade secrets or time, or (ii) which relate to the specific business (most particularly to the indoor karting racing business conducted by FASTRAXX) or FASTRAXX's actual or demonstrably anticipated research or development, or (iii) which result from any work performed by the Employee for FASTRAXX, such innovations, inventions and patents shall belong to FASTRAXX. The Employee also agrees that FASTRAXX shall have the right to keep such innovations, inventions and patents as trade secrets, if FASTRAXX chooses.

12.2	Disclosure Requirements: For the purpose of this Agreement,
an innovation, invention or patent is deemed to have been made during the term of this Agreement if, during such period, the innovation, invention or patent was conceived of and first actually reduced to practice. The Employee agrees that any patent application filed within one year after termination of his employment, if it is directly or exclusively related to the business of indoor karting, shall be presumed to be related to an innovation or invention made during the term of this Agreement unless he can provide evidence to the contrary. In order to permit FASTRAXX to claim rights to which it may be entitled, the Employee agrees to disclose to FASTRAXX, in confidence, all innovations, inventions and patents which the Employee makes during the term of this Agreement and all patent applications filed by the Employee within one year after termination of this Agreement.

13.	Arbitration: Any disputes arising under this Agreement will be resolved in accordance with the rules of the American Arbitration Association as they apply in the County of Clark, State of Nevada.
The decision of the Arbitrators shall be binding on all parties to this Agreement.

14.	Termination: This Agreement may be terminated in the following manner and not otherwise:

	14.1	Mutual Agreement: This Agreement may be terminated by the
written agreement of FASTRAXX and the Employee.

	14.2	Voluntary Termination:  Employee reserves the right, as his
option and in his sole discretion, to terminate this Agreement and all obligations therein, subject to the obligation to provide one hundred twenty days advance notification and cooperation as may be required in training the person or persons selected to carry forth his duties after termination.

	14.3	Termination by Employee for Breach:  Employee may, at his
option and in his sole discretion, terminate this Agreement for (i) the material breach of FASTRAXX of the terms of this Agreement, or (ii) any material change by FASTRAXX in the working environment or conditions of the Employee, or any material change in the duties or authority of the Employee under this Agreement.

14.4	Termination by the Company for Breach:  FASTRAXX may
terminate this Agreement in the event that Employee commits gross negligence in the performance of his duties under this Agreement or breaches his fiduciary duty to FASTRAXX, to the LLC Manager or to FASTRAXX's owners; provided, however, that in the event the termination is to be by reason of Employee's gross negligence, FASTRAXX shall give Employee written notice of specific instances for the basis of any termination of this Agreement by FASTRAXX pursuant to this section. Employee shall have a period of 30 days after said notice in which to cease and correct the alleged gross negligence before FASTRAXX may terminate this agreement. If Employee ceases to commit and corrects the alleged gross negligence within said 30 day period, FASTRAXX may not terminate this Agreement pursuant to this section. Otherwise, FASTRAXX may terminate this Agreement immediately upon a second notification to Employee.

	14.5	Termination Upon Death: This Agreement shall terminate upon
the death of the Employee.

	14.6	Termination Upon the Disability of the Employee: This
Agreement shall terminate upon the disability of the Employee. As used in the previous sentence, the term "disability" shall mean the Employee's inability to effectively discharge Employee's duties and responsibilities for a continuous period of not less than six months during any calendar year. Any physical or mental disability which does not prevent employee from effectively discharging his duties and responsibilities in accordance with usual standards of conduct as determined by FASTRAXX in its reasonable opinion shall not constitute a disability under this Agreement.

	14.7	Termination due to a Change of Control of FASTRAXX:  If
this Agreement is terminated due to a change of control of FASTRAXX, FASTRAXX shall immediately pay Employee an amount equal to the sum of Employee's annual salary and benefits that would be payable to him during the year following the date of termination. Further, Employee's unvested ownership options, if any, shall immediately become vested, and Employee shall be entitled to exercise all vested ownership options during the three months following such termination. It is specifically agreed that in such event Employee shall have no duty to mitigate his damages by seeking comparable, inferior or different employment.

15.	Improper Termination:  If this Agreement is terminated by
FASTRAXX in any manner except specifically in accordance with Section 14.1, 14.4 or 14.7 of this Agreement, then (i) FASTRAXX shall immediately pay to the Employee an amount equal to the sum of Employee's annual salary and benefits that would be payable to him during the year following the date of termination. Further, Employee's unvested ownership options shall immediately become vested, and Employee shall be entitled to exercise all vested ownership options during the three months following such termination. It is specifically agreed that in such event Employee shall have no duty to mitigate his damages by seeking comparable, inferior or different employment.

16.	Indemnification of Employee: Pursuant to the provisions and
subject to the limitations of the Nevada Law, FASTRAXX shall indemnify and hold Employee harmless as provided in Sections 16.1, 16.2 and 16.3 of this Agreement. FASTRAXX shall, upon the request of the Employee, assume the defense and directly bear all of the expense of any action or proceedings, which may arise for which Employee is entitled to indemnification pursuant to this Section.

	16.1	Indemnification of Employee for Actions by Third Parties:
FASTRAXX hereby agrees to indemnify and hold Employee harmless from any liability, claims, fines, damages, losses, expenses, judgments or settlements actually incurred by him, including but not limited to reasonable attorney's fees and costs actually incurred by him as they are incurred, as a result of Employee being made at any time a party to, or being threatened to be made a party to, any proceeding (other than action by or in the right of FASTRAXX, which is addressed in 16.2 of this Agreement), relating to actions Employee takes within the scope of his employment as the Chief OPoperating Officer of FASTRAXX or in his role as a member of the Company, provided that Employee acted in good faith and in a manner he reasonably believed to be in the best interest of FASTRAXX and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

16.2	Indemnification of Employee for Actions in the Right of
FASTRAXX: FASTRAXX hereby agrees to indemnify and hold Employee harmless from any liability, claims, damages, losses, expenses, judgments, or settlements actually incurred by him, including but not limited to reasonable attorney's fees and costs actually incurred by him as they are incurred, as a result of Employee being made a party to, or being threatened to be made a party to, any proceeding by or in the right of FASTRAXX to procure a judgment in its favor by reason of any action taken by Employee as an officer, director of agent of FASTRAXX, provided that Employee acted in good faith in a manner he reasonably believed to be in the best interests of FASTRAXX and its owners, and provided further, that no indemnification by FASTRAXX shall be required pursuant to this section 16.2 (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of the law, (ii) for acts or omissions that Employee believed to be contrary to the best interests of FASTRAXX or its owners or that involve the absence of good faith on the part of the Employee, (iii) for any transaction from which Employee derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard by Employee of his duties to FASTRAXX or its owners in circumstances in which Employee was aware, or should have been aware, in the ordinary course of performing his duties, of a risk of serious injury to FASTRAXX or its owners, (v)) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of Employee's duties to the company or its owners, of (vi) for any other act of Employee for which Employee is not permitted to be indemnified under the Nevada Law. Furthermore, FASTRAXX has no obligation to indemnify Employee pursuant to this Section 16.2 in any of the following Circumstances:

A.	In respect to any claim, issue or matter as to which
Employee is adjudged to be liable to FASTRAXX in the
performance of his duties to FASTRAXX and its owners,
unless and only to the extent that the court in which
such action was brought determines upon application
that, in view of all the circumstances of the case,
he is fairly and reasonably entitled to indemnity for
the expenses and then only in the amount that the
court shall determine.
B.	For amounts paid in settling or otherwise disposing
of a threatened or pending action without court
approval.
C.	For expenses incurred in defending a threatened or
pending action, which is settled or otherwise disposed of without court approval.

16.3	Reimbursement: In the event that it is determined that
Employee is not entitled to indemnification by FASTRAXX pursuant to Sections 16.1 or 16.2 of this Agreement, then Employee is obligated to reimburse FASTRAXX for all amounts paid by FASTRAXX on behalf of Employee pursuant to the indemnification provisions of this Agreement. In the event that the Employee is successful on the merits in the defense of any proceeding referred to in Sections 16.1 of 16.2 of this Agreement, or any related claim, issue or matter, then FASTRAXX will indemnify and hold Employee harmless from all fees, costs and expenses actually incurred by him in connection with the defense of any such proceeding, claim, issue or matter.

17.	Assignability of Benefits: Except to the extent that this
provision may be contrary to law, no assignment, pledge, collateralization or attachment of any of the benefits under this Agreement shall be valid or recognized by FASTRAXX. Payment provided for by this Agreement shall not be subject to seizure for payment of any debts or judgments against the Employee, nor shall the Employee have any right to transfer, modify, anticipate or encumber any rights or benefits hereunder, provided that any ownership issued by FASTRAXX to the Employee pursuant to this Agreement shall not be subject to
Section 17 of this Agreement.

18.	Director's and Officer's Liability Insurance: FASTRAXX will
utilize its best efforts in good faith to purchase director's and officer's liability insurance for the officers and directors of FASTRAXX, which would include the same coverage for Employee.

19.	Notice: Except as otherwise specifically provided, any notices to be given hereunder shall be deemed given upon personal delivery, air courier or mailing thereof, if mailed by certified mail, return receipt requested, to the following addresses (of to such other address or addresses as shall be specified in any notice given):

In the Case of FASTRAXX:

Fastraxx
2251 N. Rampart Blvd. #323
Las Vegas, Nevada 89128
Attn: The Board of Directors

In the Case of Employee:
Geoffrey Levy
145 Crescent Road
San Anselmo, CA 94960

20.	Attorney's Fees: In the event that any of the parties must resort to legal action in order to enforce the provisions of this Agreement or to defend such suit, the prevailing party shall be entitled to receive reimbursement from the non prevailing party for all reasonable attorney's fees and all other costs incurred in commencing or defending such suit.

21.	Entire Agreement: This Agreement embodies the entire
understanding among the parties and merges all prior discussions or communications among them, and no party shall be bound by definitions, conditions, warranties, or representations other than as expressly stated in this Agreement or as subsequently set forth by a writing signed by duly authorized representatives of all of the parties hereto.

22.	No Oral Change Amendment: This agreement may only be changed or modified and any provision hereof may only be waived by a writing signed by the party against whom enforcement of any waiver, change or modification is sought. This Agreement may be amended only in writing by the mutual consent of the parties.

23.	Severability: In the event that any provision of this Agreement shall be void or unenforceable for any reason whatsoever, then such provision shall be stricken and of no force and effect. The remaining provisions of this Agreement shall, however, continue in full force and effect, and to the extent required, shall be modified to preserve their validity.

24.	Applicable Law: This Agreement shall be construed as a whole and in accordance with its fair meaning. This Agreement shall be interpreted in accordance with the laws of the State of Nevada, and venue for any action or proceedings brought with respect to this Agreement shall be the County of Clark, in the State of Nevada.

25.	Successors and Assignees: Each covenant and condition of this
Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective heirs, personal representatives, assignees and successors in interest. Without limiting the generality of the foregoing sentence, this Agreement shall be binding upon any successor to FASTRAXX whether by merger, reorganization or otherwise.

	IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.


COMPANY:			Fastraxx Las Vegas Indoor Karting LLC
				A Nevada Limited Liability Company

				By: ___________________________
				    Member Manager, Paul Gastwirth


EMPLOYEE:			Geoffrey Levy
				______________________________
				Employee


This Employment Agreement is effective April 16, 2003, ("Effective Date") between Joseph Spada, ("Employee"), an individual, and Fastraxx Las Vegas Indoor Karting LLC, a Nevada Limited Liability Company with an office in Las Vegas, Nevada (FASTRAXX).

Whereas:

A.	FASTRAXX and the Employee wish to ensure that the
Company will receive the benefit of the Employee's
loyalty and service.
B.	In Order to ensure that the company receives the benefit
of Employee's loyalty and service, the parties desire to enter into this formal Employment Agreement to provide
Employee with appropriate compensation arrangements and to assure Employee of stable employment.


Now, therefore, in consideration of the premises, promises and mutual covenants herein contained, the parties agree as follows:

1.	Effective the Effective Date of this Agreement, the Company
engages the "Employee" and "Employee" agrees to accept engagement as Chief Financial Officer of Fastraxx as follows:

(i)	Employee's principal duties shall be those of
strategic planning, investor relations, fund
raising and corporate development.
(ii)	Employee accepts the responsibilities of Chief
Financial Officer of FASTRAXX.   Employee is
subject to the superior authority and
supervision of the LLC Manager and shall report to the LLC Manager as required by customary business practice and as specified from time to time by the LLC Manager. Employee shall have such authority and discretion in the conduct of the company's business that customarily falls within the scope of the duties of a Chief
Operating Officer or as may be specifically delegated by the LLC Manager.

2.	Time and Effort:  As long as FASTRAXX is current in its
compensation obligations to Employee and can reasonably be expected to remain so, Employee shall devote the necessary utilization of time, subject to reasonable vacation periods as specified by Section 11 of this Agreement, to the management of FASTRAXX's business affairs, the implementation of its strategic plan as determined by the LLC Manager and the fulfillment of his duties and responsibilities as the Company's
Operating Officer or Chief Executive Officer.   Employee reserves the
right to accept other consulting, personal business, investment and management duties as Employee may find necessary and appropriate during such times that the Company is in arrears on in default of its obligations for monthly and annual compensation provided, however, that during such times he shall nevertheless manage his time to allow for the performance of his duties as Chief Operating Officer with such other activities fully disclosed in writing to FASTRAXX.

3	FASTRAXX's Authority: Employee agrees to comply with FASTRAXX's
Policies and Procedures as adopted by the Company's LLC Manager regarding the performance of his duties and to carry out and perform those policies and procedures with respect to his engagement. Employee shall promptly notify FASTRAXX's CEO and LLC Manager of any objection he has to the LLC Manager's directives and the reasons for such objection.

4.	Non Competition and Confidentiality:  Employee shall not, during his employment and within two years after the termination of this Agreement, without FASTRAXX's express written authorization, divulge to any person or entity, any proprietary information related to the business activity of the Company, including but not limited to the business developments, operational procedures held by FASTRAXX,
technical developments, plans, acquisitions or activities.   Employee
represents and warrants that his performance of service and duties shall not constitute a breach of any obligation that he may have to any third party.

5	Term of Agreement: This employment agreement shall be effective as of the Effective Date and shall terminate five years from the Effective Date.

6.	Compensation: During the term of this Agreement, FASTRAXX shall pay the following compensation to the Employee (subject to any bonus payments or adjustments based on performance criteria established by the LLC Manager).
?	The Company shall pay Employee a salary of $6,250 a calendar month of service.

7.	Fringe Benefits: Employee shall be entitled to all fringe
benefits which FASTRAXX or its subsidiaries may make available from time to time for its executive officers who are employees. FASTRAXX shall provide Employee with medical and dental group insurance coverage or reimbursement for the cost thereof for Employee and his dependents. This coverage shall begin on the Effective Date and shall continue throughout the term of this Agreement.

8.	Office and Staff:  In order to enable Employee to discharge his obligations and duties pursuant to this Agreement, FASTRAXX agrees that it shall provide suitable office space for Employee in the Las Vegas Area, together with all necessary and appropriate supporting staff and secretarial assistance, equipment, stationery, books and supplies.

9	Reimbursement of Expenses: FASTRAXX will reimburse Employee for all reasonable travel, mobile telephone, promotional and entertainment expenses incurred in conjunction with the performance of Employee's duties hereunder, and subject to Section 10 of this agreement with respect to Automobile Expenses. FASTRAXX will provide Employee with an expense advance to cover any travel expenses associated with his duties, with this advance reconciled against duly documented travel expenses or returned to FASTRAXX after completion of the required travel. Employee's reimbursable expenses shall be paid promptly by FASTRAXX on presentation by Employee of an itemized and duly documented report of such expenses. All compensation provided in Sections 6, 7, 9 and 10 (if it is legally defined as compensation and not the direct expense of the duties of the Employee) shall be subject to customary withholding tax and other employment taxes, to the extent required by law.

10.	Automobile:  FASTRAXX shall pay Employee a fixed amount equal to
$200 per month on the last day of each month during the term of this Agreement as reimbursement to the Employee on a non-accountable basis for all expenses incurred by the Employee for the use of his automobile for FASTRAXX business purposes, including but not limited to depreciation, repairs, maintenance, gasoline and insurance. Employee shall not be entitled to any other reimbursement for the use of his vehicle for business purposes.

11.	Vacation: Employee shall be entitled to two weeks of paid
vacation per year or pro rata portion of each year of service by Employee under this Agreement for the first two years. Then, Employee shall be entitled to three weeks of paid vacation per year or pro rata portion of each year of service under this Agreement thereafter. The Employee shall be entitled to the holidays provided in FASTRAXX's established corporate policy for employees.

12.	Rights In and To Innovations, Inventions and Patents:

	12.1	Description of Parties'Rights: The Employee agrees that,
with respect to any innovations, inventions and patents made by him or FASTRAXX during the Term of this Agreement, solely or jointly with others, (i) which are made with FASTRAXX's equipment, supplies, facilities, trade secrets or time, or (ii) which relate to the specific business (most particularly to the indoor karting racing business conducted by FASTRAXX) or FASTRAXX's actual or demonstrably anticipated research or development, or (iii) which result from any work performed by the Employee for FASTRAXX, such innovations, inventions and patents shall belong to FASTRAXX. The Employee also agrees that FASTRAXX shall have the right to keep such innovations, inventions and patents as trade secrets, if FASTRAXX chooses.

12.2	Disclosure Requirements: For the purpose of this Agreement,
an innovation, invention or patent is deemed to have been made during the term of this Agreement if, during such period, the innovation, invention or patent was conceived of and first actually reduced to practice. The Employee agrees that any patent application filed within one year after termination of his employment, if it is directly or exclusively related to the business of indoor karting, shall be presumed to be related to an innovation or invention made during the term of this Agreement unless he can provide evidence to the contrary. In order to permit FASTRAXX to claim rights to which it may be entitled, the Employee agrees to disclose to FASTRAXX, in confidence, all innovations, inventions and patents which the Employee makes during the term of this Agreement and all patent applications filed by the Employee within one year after termination of this Agreement.

13.	Arbitration: Any disputes arising under this Agreement will be resolved in accordance with the rules of the American Arbitration Association as they apply in the County of Clark, State of Nevada.
The decision of the Arbitrators shall be binding on all parties to this Agreement.

14.	Termination: This Agreement may be terminated in the following manner and not otherwise:

	14.1	Mutual Agreement: This Agreement may be terminated by the
written agreement of FASTRAXX and the Employee.

	14.2	Voluntary Termination:  Employee reserves the right, as his
option and in his sole discretion, to terminate this Agreement and all obligations therein, subject to the obligation to provide one hundred twenty days advance notification and cooperation as may be required in training the person or persons selected to carry forth his duties after termination.

	14.3	Termination by Employee for Breach:  Employee may, at his
option and in his sole discretion, terminate this Agreement for (i) the material breach of FASTRAXX of the terms of this Agreement, or (ii) any material change by FASTRAXX in the working environment or conditions of the Employee, or any material change in the duties or authority of the Employee under this Agreement.

14.4	Termination by the Company for Breach:  FASTRAXX may
terminate this Agreement in the event that Employee commits gross negligence in the performance of his duties under this Agreement or breaches his fiduciary duty to FASTRAXX, to the LLC Manager or to FASTRAXX's owners; provided, however, that in the event the termination is to be by reason of Employee's gross negligence, FASTRAXX shall give Employee written notice of specific instances for the basis of any termination of this Agreement by FASTRAXX pursuant to this section. Employee shall have a period of 30 days after said notice in which to cease and correct the alleged gross negligence before FASTRAXX may terminate this agreement. If Employee ceases to commit and corrects the alleged gross negligence within said 30 day period, FASTRAXX may not terminate this Agreement pursuant to this section. Otherwise, FASTRAXX may terminate this Agreement immediately upon a second notification to Employee.

	14.5	Termination Upon Death: This Agreement shall terminate upon
the death of the Employee.

	14.6	Termination Upon the Disability of the Employee: This
Agreement shall terminate upon the disability of the Employee. As used in the previous sentence, the term "disability" shall mean the Employee's inability to effectively discharge Employee's duties and responsibilities for a continuous period of not less than six months during any calendar year. Any physical or mental disability which does not prevent employee from effectively discharging his duties and responsibilities in accordance with usual standards of conduct as determined by FASTRAXX in its reasonable opinion shall not constitute a disability under this Agreement.

	14.7	Termination due to a Change of Control of FASTRAXX:  If
this Agreement is terminated due to a change of control of FASTRAXX, FASTRAXX shall immediately pay Employee an amount equal to the sum of Employee's annual salary and benefits that would be payable to him during the year following the date of termination. Further, Employee's unvested ownership options, if any, shall immediately become vested, and Employee shall be entitled to exercise all vested ownership options during the three months following such termination. It is specifically agreed that in such event Employee shall have no duty to mitigate his damages by seeking comparable, inferior or different employment.

15.	Improper Termination:  If this Agreement is terminated by
FASTRAXX in any manner except specifically in accordance with Section 14.1, 14.4 or 14.7 of this Agreement, then (i) FASTRAXX shall immediately pay to the Employee an amount equal to the sum of Employee's annual salary and benefits that would be payable to him during the year following the date of termination. Further, Employee's unvested ownership options shall immediately become vested, and Employee shall be entitled to exercise all vested ownership options during the three months following such termination. It is specifically agreed that in such event Employee shall have no duty to mitigate his damages by seeking comparable, inferior or different employment.

16.	Indemnification of Employee: Pursuant to the provisions and
subject to the limitations of the Nevada Law, FASTRAXX shall indemnify and hold Employee harmless as provided in Sections 16.1, 16.2 and 16.3 of this Agreement. FASTRAXX shall, upon the request of the Employee, assume the defense and directly bear all of the expense of any action or proceedings, which may arise for which Employee is entitled to indemnification pursuant to this Section.

	16.1	Indemnification of Employee for Actions by Third Parties:
FASTRAXX hereby agrees to indemnify and hold Employee harmless from any liability, claims, fines, damages, losses, expenses, judgments or settlements actually incurred by him, including but not limited to reasonable attorney's fees and costs actually incurred by him as they are incurred, as a result of Employee being made at any time a party to, or being threatened to be made a party to, any proceeding (other than action by or in the right of FASTRAXX, which is addressed in 16.2 of this Agreement), relating to actions Employee takes within the scope of his employment as the Chief Financial Officer of FASTRAXX or in his role as a member of the Company, provided that Employee acted in good faith and in a manner he reasonably believed to be in the best interest of FASTRAXX and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

16.2	Indemnification of Employee for Actions in the Right of
FASTRAXX: FASTRAXX hereby agrees to indemnify and hold Employee harmless from any liability, claims, damages, losses, expenses, judgments, or settlements actually incurred by him, including but not limited to reasonable attorney's fees and costs actually incurred by him as they are incurred, as a result of Employee being made a party to, or being threatened to be made a party to, any proceeding by or in the right of FASTRAXX to procure a judgment in its favor by reason of any action taken by Employee as an officer, director of agent of FASTRAXX, provided that Employee acted in good faith in a manner he reasonably believed to be in the best interests of FASTRAXX and its owners, and provided further, that no indemnification by FASTRAXX shall be required pursuant to this section 16.2 (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of the law, (ii) for acts or omissions that Employee believed to be contrary to the best interests of FASTRAXX or its owners or that involve the absence of good faith on the part of the Employee, (iii) for any transaction from which Employee derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard by Employee of his duties to FASTRAXX or its owners in circumstances in which Employee was aware, or should have been aware, in the ordinary course of performing his duties, of a risk of serious injury to FASTRAXX or its owners, (v)) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of Employee's duties to the company or its owners, of (vi) for any other act of Employee for which Employee is not permitted to be indemnified under the Nevada Law. Furthermore, FASTRAXX has no obligation to indemnify Employee pursuant to this Section 16.2 in any of the following Circumstances:

A.	In respect to any claim, issue or matter as to which
Employee is adjudged to be liable to FASTRAXX in the
performance of his duties to FASTRAXX and its owners,
unless and only to the extent that the court in which
such action was brought determines upon application
that, in view of all the circumstances of the case, he
is fairly and reasonably entitled to indemnity for the
expenses and then only in the amount that the court
shall determine.
B.	For amounts paid in settling or otherwise disposing of a
threatened or pending action without court approval.
C.	For expenses incurred in defending a threatened or
pending action, which is settled or otherwise disposed of without court approval.

16.3	Reimbursement: In the event that it is determined that
Employee is not entitled to indemnification by FASTRAXX pursuant to Sections 16.1 or 16.2 of this Agreement, then Employee is obligated to reimburse FASTRAXX for all amounts paid by FASTRAXX on behalf of Employee pursuant to the indemnification provisions of this Agreement. In the event that the Employee is successful on the merits in the defense of any proceeding referred to in Sections 16.1 of 16.2 of this Agreement, or any related claim, issue or matter, then FASTRAXX will indemnify and hold Employee harmless from all fees, costs and expenses actually incurred by him in connection with the defense of any such proceeding, claim, issue or matter.

17.	Assignability of Benefits: Except to the extent that this
provision may be contrary to law, no assignment, pledge, collateralization or attachment of any of the benefits under this Agreement shall be valid or recognized by FASTRAXX. Payment provided for by this Agreement shall not be subject to seizure for payment of any debts or judgments against the Employee, nor shall the Employee have any right to transfer, modify, anticipate or encumber any rights or benefits hereunder, provided that any ownership issued by FASTRAXX to the Employee pursuant to this Agreement shall not be subject to
Section 17 of this Agreement.

18.	Director's and Officer's Liability Insurance: FASTRAXX will
utilize its best efforts in good faith to purchase director's and officer's liability insurance for the officers and directors of FASTRAXX, which would include the same coverage for Employee.

19.	Notice: Except as otherwise specifically provided, any notices to be given hereunder shall be deemed given upon personal delivery, air courier or mailing thereof, if mailed by certified mail, return receipt requested, to the following addresses (of to such other address or addresses as shall be specified in any notice given):

In the Case of FASTRAXX:

Fastraxx
2251 N. Rampart Blvd. #323
Las Vegas, Nevada 89128
Attn: The Board of Directors

In the Case of Employee:
Joseph Spada
__________________
Henderson, NV 89______

20.	Attorney's Fees: In the event that any of the parties must resort to legal action in order to enforce the provisions of this Agreement or to defend such suit, the prevailing party shall be entitled to receive reimbursement from the non prevailing party for all reasonable attorney's fees and all other costs incurred in commencing or defending such suit.

21.	Entire Agreement: This Agreement embodies the entire
understanding among the parties and merges all prior discussions or communications among them, and no party shall be bound by definitions, conditions, warranties, or representations other than as expressly stated in this Agreement or as subsequently set forth by a writing signed by duly authorized representatives of all of the parties hereto.

22.	No Oral Change Amendment: This agreement may only be changed or modified and any provision hereof may only be waived by a writing signed by the party against whom enforcement of any waiver, change or modification is sought. This Agreement may be amended only in writing by the mutual consent of the parties.

23.	Severability: In the event that any provision of this Agreement shall be void or unenforceable for any reason whatsoever, then such provision shall be stricken and of no force and effect. The remaining provisions of this Agreement shall, however, continue in full force and effect, and to the extent required, shall be modified to preserve their validity.

24.	Applicable Law: This Agreement shall be construed as a whole and in accordance with its fair meaning. This Agreement shall be interpreted in accordance with the laws of the State of Nevada, and venue for any action or proceedings brought with respect to this Agreement shall be the County of Clark, in the State of Nevada.

25.	Successors and Assignees: Each covenant and condition of this
Agreement shall inure to the benefit of and be binding upon the parties hereto, their respective heirs, personal representatives, assignees and successors in interest. Without limiting the generality of the foregoing sentence, this Agreement shall be binding upon any successor to FASTRAXX whether by merger, reorganization or otherwise.

	IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first above written.


COMPANY:	Fastraxx Las Vegas Indoor Karting
LLC
				A Nevada Limited Liability Company



				By: ___________________________
				    Member Manager, Paul Gastwirth


EMPLOYEE:			Joseph Spada

				______________________________
				Employee



Exhibit 10 (f)

ACQUISITION AGREEMENT

    Agreement dated as of this 16th day of February 2005 between Karting International Inc., a Nevada corporation ("KART/Buyer") on behalf of its shareholders, and Supersport Timing Systems LLC, a Nevada limited liability company ("SSTS/Seller") on behalf of its members.

    The parties wish to provide for SSTS'S sale of all of its outstanding Certificates of Membership (the "CERTS") to KART and
KART'S purchase of the CERTS from SSTS under the terms and conditions of this Agreement.

The parties agree as follows:

1.	The Acquisition.

1.1	Purchase and Sale Subject To The Terms and Conditions of This
Agreement. At the Closing to be held as provided in Section 2, SSTS shall sell the CERTS to KART, and KART shall purchase the CERTS from SSTS, free and clear of all Encumbrances.
1.2	Purchase Price. Buyer will exchange 500,000 newly issued shares of its restricted common stock for all of the outstanding ownership interest of SSTS. It is anticipated this transaction will be a nontaxable event under section 368 of the IRS Code.

2.	The Closing.

2.1	Place and Time. The closing of the sale and purchase of the CERTS
(the "Closing") shall take place in Las Vegas, Nevada no later than the close of business (PST) on February 16th 2004, or at such other place, date and time as the parties may agree in writing.
2.2	Deliveries by SSTS. At the Closing, SSTS shall deliver the following to KART:
(a)	Certificates representing the Members' ownership interest, duly endorsed for transfer to KART and accompanied by any applicable stock transfer tax stamps; SSTS shall cause KART to change those certificates for, and to deliver to SSTS at the Closing, certificates representing the KART Shares registered in the name of SSTS members.
(b)	The documents contemplated by Section 3.
(c) All other documents, instruments and writings required by this Agreement to be delivered by SSTS at the Closing and any other documents or records relating to SSTS'S business reasonably requested by KART in connection with this Agreement.
2.3	Deliveries by KART. At the Closing, KART shall deliver the following to SSTS:
(a)	The shares as contemplated by section 1.
(b)	All other documents, instruments and writings required by this
Agreement to be delivered by KART at the Closing.

3.	Conditions to KART'S Obligations.
The obligations of KART to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by SSTS:

3.1	Representations, Warranties and Agreements.
(a)	The representations and warranties of KART set forth in this
Agreement shall be true and complete in all material respects as of the Closing Date as though made at such time, and
(b) KART shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it at or prior to the Closing.

4.	Conditions to SSTS 's Obligations.
The obligations of SSTS to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by KART:

4.1	Representations, Warranties and Agreements.
(a)	The representations and warranties of SSTS set forth in this
Agreement shall be true and complete in all material respects as of the Closing Date as though made at such time, and
(b) SSTS shall have performed and complied in all material respects with the agreements contained in this Agreement required to be performed and complied with by it prior to or at the Closing.

5.	Representations and Warranties of SSTS.
SSTS represents and warrants to KART that, to the knowledge of SSTS (which limitation shall not apply to Section 5.3), and except as set forth in the Disclosure Letter:

5.1	Organization of SSTS. Authorization. SSTS is a limited liability company duly organized, validly existing and in good standing under the laws of Nevada with full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action of SSTS and this Agreement constitutes a valid and binding obligation of SSTS, enforceable against it in accordance with its terms.
5.2	Conflict as to SSTS. To the best of SSTS'S knowledge, neither the execution and delivery of this Agreement nor the performance of SSTS'S obligations hereunder will;
(a) Violate any provision of the articles of organization or by-laws of
SSTS or
(b) Violate any statute or law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to SSTS.
5.3 Ownership of Shares. The delivery of certificates to KART and the payment to SSTS will result in KART'S immediate acquisition of record and beneficial ownership of the Certificates, free and clear of all Encumbrances. There are no outstanding options, rights, conversion rights, agreements or commitments of any kind relating to the issuance, sale or transfer of any Equity Securities or other securities of SSTS.
5.4	Title to Properties. Either SSTS, or one of its Subsidiaries owns all the material properties and assets that they purport to own (real, personal and mixed, tangible and intangible), including, without limitation, all the material properties and assets reflected in the Balance Sheet (except for property sold since the date of the Balance Sheet in the ordinary course of business or leased under capitalized leases), and all the material properties and assets purchased or otherwise acquired by
SSTS or any of its Subsidiaries since the date of the Balance Sheet.
5.5	Buildings, Plants and Equipment. The buildings, plants, structures and material items of equipment and other personal property owned or leased by SSTS, or its Subsidiaries are, in all respects material to the business or financial condition of SSTS and its Subsidiaries, taken as a whole, in good operating condition and repair (ordinary wear and tear excepted) and are adequate in all such respects for the purposes for which they are being used.
5.6	Absence of Certain Changes. Since the date of the Balance Sheet, neither SSTS nor any of its Subsidiaries has:
(a)	Suffered the damage or destruction of any of its properties or assets (whether or not covered by insurance) which is materially adverse to the business or financial condition of SSTS and its Subsidiaries, taken as a whole, or made any disposition of any of its material properties or assets other than in the ordinary course of business;
(b)	Made any change or amendment in its certificate of incorporation or by-laws, or other governing instruments;
(c)	Issued or sold any Equity Securities or other securities, acquired, directly or indirectly, by redemption or otherwise, any such Equity Securities, reclassified, split-up or otherwise changed any such Equity Security, or granted or entered into any options, warrants, calls or commitments of any kind with respect thereto;
(d)	Paid, discharged or satisfied any material claim, liability or obligation (absolute, accrued, contingent or otherwise), other than in the ordinary course of business;
(e)	Prepaid any material obligation having a maturity of more than 90 days from the date such obligation was issued or incurred;
(f)	Cancelled any material debts or waived any material claims or rights, except in the ordinary course of business;
5.7	No Material Adverse Change. Since the date of the Balance Sheet, there has not been any material adverse change in the business or financial condition of SSTS and its Subsidiaries taken as a whole, other than changes resulting from economic conditions prevailing in the United States.

6.	Representations and Warranties of KART.
KART represents and warrants to SSTS as follows:

6.1	Organization of KART; Authorization. KART is a corporation duly organized, validly existing and in good standing under the laws of Nevada, with full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action of KART and this Agreement constitutes a valid and binding obligation of KART, enforceable against it in accordance with its terms.
6.2	Purchase for Investment. KART is purchasing the shares solely for its own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution of any portion thereof in violation of any applicable securities law.
6.3	Conflict as to KART. Neither the execution and delivery of this
Agreement nor the performance of KART'S obligations hereunder will
(a) Violate any provision of the certificate of incorporation or by-laws of KART or
(b) Violate any statute or law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to KART.
6.4	KART is a publicly traded company, which will trade dually on the
Pink Sheets and the OTC: Bulletin Board. KART will properly file all documentation with all applicable bodies necessary to remain a publicly traded company.
6.5	There are no pending or threatened legal or regulatory claims, demands or liabilities of any kind or nature against KART or it assets other than as disclosed.
6.6	There are currently 10,001,000 shares issued and outstanding in
KART. The shares, when issued were properly distributed under applicable securities laws, and KART has taken no action to cause said stock to lose its current trading status. There are no warrants, option agreements or pending subscription agreements whereby KART is obligated to issue any additional stock to any person.

7.	Access and Reporting; Filings with Governmental Authorities.

7.1	Access. Between the date of this Agreement and the Closing Date,
SSTS shall, and shall cause SSTS to,
(a) Give KART and its authorized representatives reasonable access to all plants, offices, warehouse and other facilities and properties of
SSTS and its Subsidiaries and to the books and records of KART and its Subsidiaries,
(b)  Permit KART to make inspections thereof, and
(c) Cause its Officers and its advisors to furnish KART with such financial and operating data and other information with respect to the business and properties of SSTS and its Subsidiaries and to discuss with KART and its authorized representatives the affairs of SSTS and its Subsidiaries, as KART may from time to time reasonably request.
7.2	Exclusivity. From the date hereof until the earlier of the Closing or the termination of this Agreement, SSTS shall not solicit or negotiate or enter into any agreement with any other Person with respect to or in furtherance of any proposal for a merger or business combination involving, or acquisition of any interest in, or (except in the ordinary course of business) sale of assets by, SSTS except for the acquisition of the Shares by KART.
7.3	Publicity. Between the date of this Agreement and the Closing Date,
SSTS and KART shall, and SSTS and KART shall cause KART to, discuss and coordinate with respect to any public filing or announcement or any internal or private announcement (including any general announcement to employees) concerning the contemplated transaction.
7.4	Confidentiality. Prior to the Closing Date (or at any time if the
Closing does not occur) KART shall keep confidential and not disclose to any Person (other than its employees, attorneys, accountants and advisors) or use (except in connection with the transactions contemplated hereby) all non-public information obtained by KART pursuant to Section 7.1. Following the Closing, SSTS shall keep confidential and not disclose to any Person (other than its employees, attorneys, accountants and advisors) or use (except in connection with preparing Tax Returns and conducting proceedings relating to Taxes) any nonpublic information relating to KART and its Subsidiaries. This Section shall not be violated by disclosure pursuant to court order or as otherwise required by law, on condition that notice of the requirement for such disclosure is given the other party prior to making any disclosure and the party subject to such requirement cooperates as the other may reasonably request in resisting it. If the Closing does not occur, KART shall return to SSTS, or destroy, all information it shall have received from SSTS or in connection with this Agreement and the transactions contemplated hereby, together with any copies or summaries thereof or extracts there from. SSTS and KART shall use their best efforts to cause their respective representatives, employees, attorneys, accountants and advisors to whom information is disclosed pursuant to Sections 7.1.

8.	Conduct of SSTS'S Business Prior to the Closing.

8.1	Operation in Ordinary Course. Between the date of this Agreement and the Closing Date, SSTS shall cause SSTS and its Subsidiaries to conduct their businesses in all material respects in the ordinary course.
8.2	Business Organization. Between the date of this Agreement and the
Closing Date, SSTS shall use its reasonable efforts, and shall cause SSTS and each of its Subsidiaries to use its respective reasonable efforts, to
(a) Preserve substantially intact the business organization of SSTS and each of its Subsidiaries and keep available the services of the present officers and employees of SSTS and each of its Subsidiaries, and
(b) Preserve in all material respects the present business relationships and good will of SSTS and each of its Subsidiaries.
8.3	Corporate Organization. Between the date of this Agreement and the
Closing Date, neither KART or SSTS shall not cause or permit any amendment of the articles of organization or by-laws (or other governing instrument)
of SSTS or any of its Subsidiaries, and shall cause SSTS Inc. and each of its Subsidiaries not to:
(a) Issue, sell or otherwise dispose of any of its Equity Securities, or create, sell or otherwise dispose of any options, rights, conversion rights or other agreements or commitments of any kind relating to the issuance, sale or disposition of any of its Equity Securities;
(b)	Sell or otherwise dispose of any Equity Securities of SSTS or any of its Subsidiaries, or create or suffer to be created any Encumbrance thereon, or create, sell or otherwise dispose of any options, rights, conversion rights or other agreements or commitments of any kind relating to the sale or disposition of any Equity Securities of SSTS or any of its Subsidiaries;
(c)	Reclassify, split up or otherwise change any of its Equity Securities;
(d)	Be party to any merger, consolidation or other business combination;
(e)	Sell, lease, license or otherwise dispose of any of its properties or assets (including, but not limited to rights with respect to patents and registered trademarks, copyrights or other proprietary rights), in an amount which is material to the business or financial condition of SSTS and its Subsidiaries, taken as a whole, except in the ordinary course of business.

9.	Survival of Representations and Warranties; Indemnification.

9.1	Survival. No representation or warranty contained in this Agreement or in any certificate or document delivered pursuant hereto shall survive the Closing, except for those contained in Sections 5.1, 5.2 and 5.3(only as to SSTS), 6.1, 6.2, 6.3, 6.4, 6.5, and 6.6. (the "Surviving
Representations and Warranties ").
9.2	Indemnification by SSTS. SSTS shall indemnify and hold harmless
KART and shall reimburse KART for, any loss, liability, damage or expense (including reasonable attorneys fees) (collectively, "Damages") arising from or in connection with
(a) Any inaccuracy in any of the Surviving Representations and Warranties
of SSTS in this Agreement or
(b) Any failure by SSTS to perform or comply with any agreement in this
Agreement.
9.3	Indemnification by KART. KART shall indemnify and hold harmless
SSTS, and shall reimburse SSTS for, any loss, liability, damage or expense (including reasonable attorneys fees) (collectively, "Damages") arising from or in connection with
(a) Any inaccuracy in any of the Surviving Representations and Warranties of KART in this Agreement,
(b) Any failure by KART to perform or comply with any agreement in this Agreement, except that after the Closing no claim shall be made with respect to the failure to perform or comply with any agreement required to have been performed or complied with prior to the Closing Date, and
(c) Any payments made by SSTS after the Closing pursuant to any guaranty by SSTS of any obligation of KART or any of its subsidiaries (other than as contemplated by Section 2.4). KART shall use its best efforts to obtain SSTS'S release from any such guaranties.

10.	Termination Prior to Closing.
Termination. This Agreement may be terminated before the Closing occurs only as follows:
(a) By written agreement of SSTS and KART at any time.
(b) By SSTS, by notice to KART at any time, if one or more of the conditions specified in Section 4 is not satisfied at the time at which the Closing (as it may be deferred pursuant to Section 2.1) would otherwise occur or if satisfaction of such a condition is or becomes impossible.
(c) By KART, by notice to SSTS at any time, if one or more of the conditions specified in Section 3 is not satisfied at the time at which the Closing (as it may be deferred pursuant to Section 2.1), would otherwise occur of if satisfaction of such a condition is or becomes impossible.
(d) By KART or SSTS, by notice to the other at any time prior to February 16, 2004.
10.1	Effect of Termination.
If this Agreement is terminated pursuant to Section 10(a), this Agreement shall terminate without any liability or further obligation of any party to another.

11.	Termination Post Closing.
Termination. This Agreement may be terminated after the Closing only as follows:
(a)	By SSTS in the event of bankruptcy of KART.
(b)	By SSTS in the event of non-operations of KART.
(c)	By SSTS in the event of non-solvency of KART.
(d)	By KART in the event of bankruptcy of SSTS.
(e)	By KART in the event of non-operations of SSTS.
(f)	By KART in the event of non-solvency of SSTS.
11.1	Effect of Termination.
If this Agreement is terminated pursuant to Section 10(a), this Agreement shall terminate without any liability or further obligation of any party to another.

12.	Notices.
All notices, consents, assignments and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when
(a) Delivered by hand,
(b) Sent by telex or telecopier (with receipt confirmed), provided that a copy is mailed by registered mail, return receipt requested, or
(c) Received by the delivery service (receipt requested), in each case to the appropriate addresses, telex numbers and telecopier numbers set forth below (or to such other addresses, telex numbers and telecopier numbers as a party may designate as to itself by notice to the other parties).

If to SSTS:			 		If to KART:

Supersport Timing Systems LLC.		Karting International Inc.
2251 N. Rampart Blvd. #323			7251 W. Lake Mead Blvd., #300
Las Vegas, Nevada 89128 			Las Vegas, Nevada 89128

13.	Miscellaneous.

13.1	Expenses. Each party shall bear its own expenses incident to the preparation, negotiation, execution and delivery of this Agreement and the performance of its obligations hereunder.
13.2	Captions. The captions in this Agreement are for convenience of reference only and shall not be given any effect in the interpretation of this agreement.
13.3	No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be in writing.
13.4	Exclusive Agreement; Amendment. This Agreement supersedes all prior agreements among the parties with respect to its subject matter and is intended (with the documents referred to herein) as a complete and exclusive statement of the terms of the agreement among the parties with respect thereto and cannot be changed or terminated orally.
13.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered an original, but all of which together shall constitute the same instrument.
13.6	 Governing Law. This Agreement and (unless otherwise provided)
all amendments hereof and waivers and consents hereunder shall be governed by the internal law of the State of Nevada, without regard to the conflicts of law principles thereof.
13.7	 Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, provided that neither party may assign its rights or obligations hereunder without the written consent of the other.



Karting International Inc.

By: ______________________________________
    Paul Gastwirth, President



Supersport Timing Systems LLC


By: _____________________________________
    David Hutchinson, Director
    Supersport Timing Systems LLC





Exhibit 21 (a)

Limited Liability Company
Articles of Organization

FILED # LLC 8850-02
JUL 22 2002
IN THE OFFICE OF
Dean Heller
Secretary of State

1. Name of Limited		FasTraxx Las Vegas Indoor Karting LLC
   Liability Company:

2. Resident Agent Name		Paul Gastwirth
   and Street Address:		2251 N. Rampart Blvd., #323
					Las Vegas, Nevada 89128-7640

3. Dissolution Date:		N/A

4. Management:			Company shall be managed by Manager(s)

   Names, Addresses		FasTraxx Holding Corporation
   Of Manager(s) or		2251 N. Rampart Blvd., #323
   Members:				Las Vegas, Nevada 89128

5. Other Matters:			Number of additional pages 0

6. Names, Addresses		FasTraxx Holding Corporation
   and Signatures of		2251 N. Rampart Blvd. #323
   Organizers:			Las Vegas, Nevada 89128

					/s/Paul Gastwirth_______
					Signature

7. Certificate of			I hereby accept appointment as Resident
   Acceptance of			Agent for the above named corporation.
   Appointment of
   Resident Agent:		/s/Paul Gastwirth______		7/22/02
					Authorized Signature of		Date
					R.A. or On Behalf of R.A.
					Company

Exhibit 21 (b)

Articles of Incorporation

FILED # C 25487-03
OCT 16 2003
IN THE OFFICE OF
Dean Heller
Secretary of State

1. Name of Corporation:	The Kart Store Inc.

2. Resident Agent Name		IGFS LTD
   and Street Address:		2251 N. Rampart Blvd., #323
					Las Vegas, Nevada 89128

3. Shares:				25,000,000		$.001 Par value

4. Names, Addresses,		The First Board of Directors/Trustees
   Number of Board of		shall consist of 3 members whose names
   Directors/Trustees:		and addresses are as follows:

					1.	Geoffrey Levy
						2251 N. Rampart Blvd., #323
						Las Vegas, Nevada 89128

					2.	Victor Hollman
						2251 N. Rampart Blvd., #323
						Las Vegas, Nevada 89128

					3.	Paul Gastwirth
						2251 N. Rampart Blvd., #323
						Las Vegas, Nevada 89128

5. Purpose:			Any legal business activities

6. Other Matters:		Number of additional pages 0

7. Names, Addresses		Geoffrey Levy		/s/Geoffrey Levy
   and Signatures of		2251 N. Rampart Blvd.   Signature
   Incorporators:			#323
					Las Vegas, Nevada 89128

8. Certificate of		I hereby accept appointment as Resident
   Acceptance of			Agent for the above named corporation.
   Appointment of
   Resident Agent:		/s/Geoffrey Levy_______	10/15/03
					Authorized Signature of	Date
					R.A. or On Behalf of R.A.
					Company

Exhibit 99 (e)

.. Brand Positioning and Overview

 A. Brand Positioning

	Our Product: Worldwide Indoor Karting is a fun, exciting, competitive experience featuring an indoors motor speedway and outstanding meeting facilities in a unique and friendly atmosphere.

	Our Positioning: Located at the world famous
Stratosphere Casino & Hotel, in the heart of the Las Vegas
Strip, Worldwide Indoor Karting is the most dynamic, thrilling and exciting indoor motor speedway in the world.

Our Personality: Worldwide Indoor Karting is bold, fun, heart pounding competition and will deliver an extraordinary entertainment experience in one of the world's most exciting settings.

 B. Current Market Overview

	Las Vegas continues to rank as the fastest growing metropolitan area in the United States with a population of over 1,600,000 and approximately 7,000 new residents moving in every month.

 	Over 35,000,000 visitors come to Las Vegas each year and the economic impact of tourism is approximately $31.6 billion annually. Of this total visitor base, about 4,100,000 convention delegates visit the city each year.. Convention non-gaming revenue impact to the city is about
$5 billion on an annual basis.

 	Despite the events of 9/11/01, hotel occupancy continues to exceed the national average and is currently operating in the low 90's. The average number of nights stayed in Las Vegas is 3.6 nights and there are about
130,000 rooms available at Las Vegas hotels, casinos and resorts. Approximately 26% of all visitors are from California and 12% arrive from international locations.
About 21% of all visitors come to Las Vegas for the first time. While the average age of a visitor is 48 years old, recent trends are that the demographics continue to get younger and people come to the city for fun, excitement, world class entertainment and have the disposable income to spend on gaming and other entertainment alternatives.

C. Track Attendance, Per Cap and Revenue Objectives

Category		Attendance	  Per Cap	Revenue

Arrive & Drive

Full Payment	113,500       35%	$25	$2,843,750

Group Sales	81,250        25%	$20    1,625,000

Promotions		97,500        30%	$20	 1,950,000

Buy Outs          16,250         5%	$50	   512,500

Race League	16,250         5%	$100	 1,625,000

Total Track Revenue			      8,556,250


All Other Revenue*	  		     4, 232.950

Total Revenue     	      	    $13,080,200


* License, Food & Beverage, Arcades, Merchandising, etc.

D. Target Audience

 Overall		18-60 year olds

 Primary		21-45 year olds

 Secondary		18-21 year olds
			46-60 year olds

 Gender		Mostly Male (70%)

 Income		$35,000+

E. Pricing and Discount Strategy

	Pricing and discounts will be designed to maximize attendance opportunities while optimizing yield and per capita margins. The basic price point for a race consisting of 10-12 laps, lasting approximately 8 to 10 minutes will be $25.00. Discounts will be strategically employed to accomplish the following objectives:

Address valley periods of attendance
	Day of week (i.e. midweek)
	Time of Day (mornings, early afternoon)
	Time of Year (Summer)
Motivate specific non core demographic segments
Employ as a trial strategy
Volume Purchases
Develop Specific Geographic Markets
	Henderson/Summerlin
	Southern Utah/Mesquite
Leverage Negotiations with Strategic Partners
	Major sponsor benefits
	Obtain distribution channels in return for media conversion
Build Community Good Will

II. Arrive & Drive
Attendance in this category will come to the Worldwide
Indoor Karting complex from several different sources including visitors who will simply show up and pay full price as well as visitors being driven by discount programs coming from group sales efforts or retail promotions


	A. Exploit the critical mass of people at the Stratosphere's retail mall and hotel guests.

	According to Stratosphere's senior management, the official traffic count for their Top of the World restaurant and Tower visitor count (based on tickets sold) is as follows:

	Year		Top of the World Restaurant	    Tower Tickets

	2001			242,256				1,587,999

	2002			254,205				1,501,651

	Current pricing for the Tower is $8.00 and has various bundled pricing in connection with other thrill rides on top of the tower. It is estimated that total traffic in the mall area, including those riding the elevator to the Tower and those who do not, is over 2 million annually. It is estimated that Worldwide Indoor Karting will penetrate the mall traffic at 6.5% of 1,500,000 visitors to realize approximately 95,000 Arrive & Drive visitors from this segment.

	Worldwide Indoor Karting signage and "curb appeal" to mall traffic incorporating a strong "WOW! Factor" via dramatic exterior design, including entrance signage and ability to "see the action".

	Tie in with the Stratosphere's positioning as being more of a thrill oriented hotel/casino than any other property on the strip. Position as part of their total package as to why people would want to stay there Worldwide Indoor Karting' signage and presence using the Stratosphere's delivery systems (outdoor signs, billboards, Stratosphere collateral & marketing material, new plasma screens)

	Stratosphere Hotel Guest. The Stratosphere Hotel has approximately 2,000 rooms X 365 nights at average 3 night stay
X an 90% occupancy rate X a penetration rate of 5% will result in approximately 10,000 attendance based on:

Tie-ins to their in room TV advertising

Table Tents in all rooms

Flyers as part of their "check in" package

	B.  Awareness and Brand Recognition

	The Las Vegas tourist market will be targeted by numerous marketing efforts to include, but not be limited to:
In room TV spots in select hotels in town.

Brochure distribution

Strategic Outdoor placement (i.e. Interstate 15 from CA)

Concierge tie-ins

Guerilla marketing tactics (transit, taxis etc)

Print Campaigns
	What's On & Show Biz Magazines
	Key Convention and Special Events Programs

The Las Vegas local market will also be targeted with advertising and public relations efforts such as:
	Targeted Radio & TV
	Print
	Outdoor
	Press Releases/PR Events

	C. Group Sales will market a "Ticket Consignment" program to companies and organizations.

	Market discounted "hard ticket" to company's human resource department to be sold to employees as a "company benefit"

	D. Affinity groups and other special markets with 10 or more participants, such as the following, will be provided discounts to attend Arrive & Drive events.

		Colleges/School
		Unions
		Churches
		Social Organizations
		Fraternal Organizations
		Existing Clubs ( i.e. Corvette, Mustang Clubs)
		Bachelor and Bachelorette Parties
		Birthday Parties
		Reunions (School, Military, etc)

E. Promotional programs with synergistic retail partners will be developed and executed though out the year to drive traffic at off peak times. Partners will be developed on their ability to deliver channels of distribution and provide media support to the appropriate target audience


		Fast Food
		McDonalds, Burger King, Wendy's, Subway, Pizza Hut.
		Food Store
		Car Dealers
		Outlet Malls
		Tire/ Auto Supply stores
		Soft Drink

 F. Cross coupon programs will be developed and executed with other Las Vegas attractions to build attendance at off peak hours of operation:

		Wet 'N Wild
		Madame Tousauds
		Hoover Dam
		UNLV Sports
		Vegas 51's
		Fremont Street
		Select Theaters

 G. Direct Mail Campaigns

	Develop "postal pigeon" campaigns with major direct marketers such as credit card companies, mortgage lenders etc, by putting a "tip in" coupon to their monthly statements Periodic ADVO mailers to selected households meeting the demographic profile.

 H. Marketing programs will be developed and executed to target the many Special Events that bring large masses of people to Las Vegas through out the year

		NASCAR week ends
		NFR
		COMDEX
		UNLV Sports (football, basketball ) pre or post game event
		Key Influencers Events
		Community leaders
		Political leaders/Business Leaders/Media Contacts

 	I. Programs will be developed to use brokers and alternative channels of distribution to promote WorldWide
Indoor Karting tickets to the tourist and local markets.

	All State Ticketing ( Have 39 strategic ticketing outlets in Vegas)
		Time Share Premiums
		Package with incentive organizations
		Internet/Web Base Strategies
		Data Base Marketing Initiatives
		Accumulation of e-mail address through visitor registration and web site visits to create customer relationship campaigns

 	J. Bounce Back Coupons will be used throughout the year to support repeat visitation strategies.

	Selected distribution of "bounce back" coupons to current racers to support "repeat strategy" that need to be redeemed with in a certain time period to promote urgency.

III.  Buy Outs and Group Sales

 A. Buy Outs and Fully Subsidized Outings will be aggressively sold by the Worldwide Indoor Karting sales team to the following target organizations.

	Convention & Meeting Planners Initiatives (11,000 Attendance)

	Pre-visit Meeting---Work with organizations such as Meeting Planners International, a dynamic global community of more than 19,000 planners and suppliers that book many of the corporate meetings and conventions into the Las Vegas market. In addition, Worldwide Indoor Karting will become active in the Las Vegas Visitors and Convention Authority and will target incoming conventions and meetings to pre-book a buy out event for the track complex before the groups arrive in Las Vegas.

 	Post Visit Meeting -There are a host of event/meeting planning firms based in Las Vegas such as Creative Endeavors, whose sole purpose is to plan exciting and unique events for incoming groups and businesses meetings once they have arrived in LV. Worldwide Indoor Karting will work with these companies to arrange buy outs for their clients.

     		Charity Events and Fund Raisers
The Las Vegas community is committed to numerous charitable events and is constantly looking for unique venues for fundraisers and other uses. Worldwide Indoor Karting will capitalize on this market segment for buy out events through out the year with organizations such as:

			Andre Agassi Foundation
			UNLV Foundation
			United Way
			Boys and Girls Club

 	Events hosted by player development contacts at "non compete" casinos.

 B. Company Outings will be sold to local corporations and national companies that hold meetings or attend other events in Las Vegas. These programs will utilize the Worldwide Indoor Kartingg and meeting facilities for events such as:

Team Building
			Motivation/Awards/Incentives
			Sales Meetings
			Management Meetings
			Key Customer Outings

V. Race Leagues
The Worldwide Indoor Karting marketing team will aggressively develop and market special Racing Leagues that will utilize non-peak times, to promote competitive racing.

A. Employee Groups/Race Enthusiasts/Affinity Groups

 B. Establish a special "Worldwide Indoor Karting Club" to sign up special team members for the league and leverage sponsor tie ins to provide value added benefits (I.e. discounts on sponsor products).

 C. Create a World Series of Indoor Racing where competing teams from other international indoor racetracks would travel to Las Vegas to compete in a sponsored event with prizes and awards.

 VI. Sponsorship Sales
Create a multi- tier level of sponsorship tie ins that would include track signage, kart sponsorship and special event sponsor opportunities. Create pricing strategies for exclusive versus non-exclusive categories and establish parameters for other non-monetary opportunities (i.e. media conversion to support the facility etc.)

	A.  Platinum Sponsors (4 X $25,000 each = $100,000)

Auto Company or Dealership
Tire Manufacturer/Automotive after market retailer
Internet provider (www.vegas.com)
Soft Drink/Beer Company

	B. Gold Sponsors ( 10 X $10,00 each = $100,000)

	C. Silver Sponsors ( 10 X $5,000 each=$50,000)

	D. Bronze Sponsors ( 10 X $1,000 each=$10,00)

E. Sponsor (10X$500=$5,000)

 VII.  Public Relations
Publicity and strategic public relations campaigns and programs, beginning with pre -opening and continuing throughout the year will be launched to support brand awareness and attendance building strategies.

A. Pre Opening

Construction Announcements and Updates
Tease Campaign
Pitch letters to media, meeting planners
Business features and Bio's
LV Chamber of Commerce and LV Visitor and Convention releases

 Grand Opening Event

Celebrity Tie In
	Prefer sports celebrity such as Dave Busch, local
	NASCAR favorite, local tennis star Andre Agassi Support for Major Charity or Foundation (Agassi Foundation)

Outer Markets
Video News Releases
Constant Press Releases

On going Publicity
Establish Hall of Fame for racer
Endurance Records
Fastest Times by age categories
TV and Radio remotes with local media

Constant Celebrity Focus
Race contests among different entertainer categories (i.e.
magicians, singers, the cast of Mystere Vs "O" etc)
Publicity tie-ins to the numerous and ongoing events involving celebrities and Las Vegas
Boxing Events
PGA Tournaments
Concert Tours

VIII. Budgets
	A Need to identify and determine budget/cost for marketing collateral material to include but not be limited to:

Brochure
Press kit
Posters
Letterhead
Sales and Promotions Pitch Books
Print campaigns
In room TV spots (production and media costs)
Outdoor and Billboard
Radio spots : 30 second (production and media)
Signage
Direct Mail (lead generation/attendance building)
ADVO Campaign
Table Tents
Sponsorship Sales presentation material
Web site and e-commerce capability

 IX Timelines

 	Flow chart the entire marketing plan execution by each discipline and project expense budget for the entire year.